Form 10-K405, Exhibit 13
period 1996-12-31
SYKES ENTERPRISES INC
filed 1997-03-31
CIK 1010612

                         SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Company's consolidated financial statements. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and related notes.

                                                         Five Months
                                                            Ended          Years Ended
                                  Years Ended July 31,   December 31,     December 31,
                                1992     1993      1994      1994      1995     1996
                                ----     ----      ----      ----      ----     ----
                                          (In thousands, except per share amounts)
Statement of Operations Data:
Revenues                      $47,189   $56,912   $55,589   $21,613   $74,595  $117,018
Income from operations          2,410     1,872     1,441       213     4,771    15,320
Net income (loss)(1)            1,378       720       595      (179)    2,224     9,703

Per Share Data:
Net income (loss)(1)            $0.08     $0.04     $0.04    $(0.01)    $0.13     $0.49

                                        July 31,                   December 31,
                                1992      1993       1994      1994     1995     1996
                                ----      ----       ----      ----     ----     ----
Balance Sheet Data:
Working capital                $6,269    $4,463    $4,482    $5,022    $1,050  $110,743
Total assets                   17,773    16,624    21,960    28,287    46,151   163,828
Long-term debt, less
   current installments         2,172       276     3,245     6,987     8,590       226
Shareholders' equity            7,787     8,678     9,297     8,277    10,864   134,737

(1) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods.

                           Market Shareholder Data

Sykes common stock has been quoted on the Nasdaq National Market under the symbol SYKE since Sykes' initial public offering in April 1996. The following table sets forth, for the periods indicated, certain information as to the high and low sale prices per share of Sykes common stock as quoted on the Nasdaq National Market since April 30, 1996, as adjusted for a three for two stock split effected on July 28, 1996.



Year Ending December 31,                    High       Low

1996
   First Quarter                             N/A         N/A
   Second Quarter (commencing April 30)    $36 1/8     $20 1/2
   Third Quarter                            48 3/4      25 1/8
   Fourth Quarter                           53 1/8      35 1/2



Holders of Sykes common stock are entitled to receive dividends out of the funds legally available when and if declared by the Board of Directors. Sykes has not declared or paid any cash dividends on its common stock in the past. Sykes currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

As of March 25, 1997, the last sale price of the registrant's common stock was $32 on the Nasdaq National Market, and there were approximately 56 holders of record of the common stock. The Company believes that there are approximately 4,500 beneficial owners of its common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto. Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. The following discussion compares the twelve months ended December 31, 1996 ("1996") to the twelve months ended December 31, 1995 ("1995"), and 1995 to the twelve months ended December 31, 1994 ("1994"). See Note 16 of Notes to Consolidated Financial Statements for the corresponding selected consolidated financial data. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth below and elsewhere in this analysis.

OVERVIEW

     The Company derives its revenues from providing information technology ("IT") support services and information technology development services and solutions. Revenues from information technology support services provided through the IT call centers and the sale of diagnostic software are recognized as services are rendered. These services are billed on a fee per call, rate per minute, time and material or unit basis. Information technology development services and solutions usually are billed on a time and material basis, generally by the hour, and revenues generally are recognized as the services are provided. Revenues from fixed-price contracts, generally with terms of less than one year, are recognized using the percentage-of-completion method. Most of the Company's revenues are derived from non-fixed price contracts.
The Company has not experienced material losses due to fixed price contracts and does not anticipate a significant increase in revenues derived from such contracts in the future. Revenues from these information technology services have increased significantly from $43.7 million in 1994 to $116.6 million in 1996.

     In 1993, in an effort to capitalize on a trend toward the outsourcing of information technology services, the Company began providing information technology support services through the opening of IT call centers while phasing out its non-information technology services. Revenues from these services decreased $5.0 million from 1994 to 1995 and decreased $4.1 million from 1995 to 1996. The phase-out of these services was substantially completed in 1995.

     Direct salaries and related costs includes direct personnel compensation, statutory and other benefits associated with such personnel and other direct costs associated with providing services to customers. General and administrative expenses include administrative, sales and marketing, occupancy and other indirect costs. General and administrative costs incurred in opening new IT call centers are expensed when incurred. Interest and other income (expense) consists primarily of interest expense and foreign currency transaction gains and losses. Foreign currency transaction gains and losses generally result from exchange rate fluctuations on intercompany transactions.

     Grants from local or state governments for the acquisition of property and equipment are deferred and recognized as income over the corresponding useful lives of the related property and equipment. The deferred grants, net of amortization, totaled $6.8 million and $11.7 million at December 31, 1995 and 1996, respectively.

     The Company's effective tax rate for the periods presented reflects the effects of foreign taxes, net of foreign income not taxed in the United States, nondeductible expenses for income tax purposes and the provision of potential additional income tax liability resulting from an Internal Revenue Service examination currently being conducted. The Company believes its reserves for any liability that may result from this examination are adequate.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of income:

                                   Percentage of Revenues
                                   ----------------------
                                  Years Ended December 31,
                                  ------------------------
                                    1994     1995    1996
                                  -------   ------  ------
Revenues                            100.0%  100.0%  100.0%
Direct salaries and related costs    63.4    59.8    56.1
General and administrative(1)        34.4    33.8    30.8
                                    -----   -----   -----
 Income from operations               2.2     6.4    13.1
                                    -----   -----   -----
Interest and other income (expense)  (1.0)   (1.0)    0.5
 Income before income taxes           1.2     5.4    13.6
                                    -----   -----   -----
Provision for income taxes(2)         0.9     2.4     5.3
                                    -----   -----   -----
 Net income(1)(2)                     0.3%    3.0%    8.3%
                                    ======  ======  ======

(1) Includes non-cash compensation expense of 1.3% related to the grant of stock options to an executive officer in 1995.
(2) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 15 of Notes to Consolidated Financial Statements.

1996 COMPARED TO 1995

          Revenues. Revenues increased $42.4 million, or 56.9%, to $117.0 million in 1996 from $74.6 million in 1995. These results reflect an increase in revenues of $40.6 million from information technology support services provided through IT call centers and an increase in revenues of $5.9 million from information technology services and solutions, partially offset by a $4.1 million reduction in revenues from non-information technology services that were substantially phased out in 1995.

     The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period, the addition of several significant customers since 1995 and the resultant increase in call volumes from clients. During the fourth quarter of 1995, the Company opened two new IT call centers which were fully operational throughout 1996, and opened three additional centers in 1996. In addition, the Company has added 36 customers in its information technology support services since the beginning of 1995, giving it 58 customers that utilized these services as of December 31, 1996. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior period.

     Direct Salaries and Related Costs. Direct salaries and related costs increased $21.1 million, or 47.3%, to $65.7 million in 1996 from $44.6 million in 1995. As a percentage of revenues, however, direct salaries and related costs decreased to 56.1% in 1996 from 59.8% in the comparable 1995 year. The increase in the amount of direct salaries and related costs was attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base and the continued change in the Company's mix of business reflecting the growth of information technology support services as a percentage of consolidated results.

     General and Administrative. General and administrative expenses increased 42.8% to $36.0 million in 1996 from $25.2 million in 1995. As a percentage of revenues, however, general and administrative expenses decreased to 30.8% in 1996 from 33.8% in 1995. The increase in the amount of general and administrative expenses was primarily attributable to the addition of management and administrative personnel to support the Company's growth and depreciation expenses associated with facility and capital equipment expenditures incurred in connection with the IT call centers.

          Interest and Other Income. Interest and other income increased to $0.6 million during 1996 from interest and other expense of $0.7 million during 1995. As a percentage of revenues, interest and other income was 0.5% in 1996 from interest and other expense of 1.0% in 1995. The increase was primarily attributable to an increase in the Company's cash position as a result of public offerings completed during 1996. The Company repaid all amounts outstanding under bank borrowing arrangements and invested the remaining net proceeds of the offerings in short term investment grade securities and money market instruments.

     Income Taxes. Income taxes increased $4.4 million, or 238.2%, to $6.2 million during 1996 from $1.8 million during 1995, and increased as a percentage of revenues to 5.3% from 2.4%, respectively. This increase was attributable to the significant increase in the amount of income before income taxes and in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate decreased to 39.3% during 1996 primarily as a result of nondeductible expenses being a lower percentage of the larger income before income taxes and tax-exempt interest income.

     Net Income. As a result of the foregoing, net income increased to $9.7 million in 1996 from $2.2 million in 1995.

1995 COMPARED TO 1994

     Revenues. Revenues increased $21.4 million, or 40.3%, to $74.6 million in 1995 from $53.2 million in 1994. These results reflect an increase in revenues of $22.4 million from information technology support services provided through IT call centers and an increase in revenues of $4.0 million from information technology services and solutions. These increases were partially offset by a $5.0 million reduction in revenues from the non-information technology services that were substantially phased out in 1995.

     The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the year, the addition of several significant customers and the resultant increase in call volumes from clients. During the fourth quarter of 1995, the Company opened two new IT call centers in addition to the four opened during 1994, all four of which were fully operational throughout 1995. In addition, the Company added 27 customers for its information technology support services during 1995, giving it 49 customers that utilized these services as of December 31, 1995. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior year.

     Direct Salaries and Related Costs. Direct salaries and related costs increased 32.2% to $44.6 million in 1995 from $33.7 million in 1994. As a percentage of revenues, however, direct salaries and related costs decreased to 59.8% in 1995 from 63.4% in 1994. The increase in the amount of direct salaries and related costs was attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

     General and Administrative. General and administrative expenses increased 37.8% to $25.2 million in 1995 from $18.3 million in 1994. As a percentage of revenues, general and administrative expenses decreased to 33.8% in 1995 from 34.4% in 1994. The increase in the amount of general and administrative expenses was primarily attributable to the addition of management and administrative personnel to support the Company's growth and depreciation expense associated with facility and capital equipment expenditures incurred in connection with the IT call centers. The increase also was attributable to a non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in 1995. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

     Interest and Other Expense. Interest and other expense increased 49.1% to $0.7 million in 1995 from $0.5 million in 1994, but remained constant as a percentage of revenues. The increase was primarily attributable to an increase in the Company's borrowings and increased rates of interest on such borrowings during 1995. The Company's borrowings increased to $10.2 million at December 31, 1995 from $7.7 million at December 31, 1994, primarily as a result of capital expenditures required for the IT call centers.

     Income Taxes. Income taxes increased $1.3 million, or 259.5%, to $1.8 million during 1995 from $0.5 million in 1994, and increased as a percentage of revenues to 2.4% from 0.9%, respectively. This increase was attributable to the significant increase in the amount of income before income taxes and in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate decreased to 45.0% in 1995 primarily as a result of nondeductible expenses being a lower percentage of the larger income before income taxes.

     Net Income. As a result of the foregoing, net income increased to $2.2 million in 1995 from $155,000 in 1994.

QUARTERLY RESULTS

     The following information presents unaudited quarterly operating results for the Company for 1995 and 1996. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Form 10-K, and includes all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.


                                                 Quarter Ended
                    --------------------------------------------------------------------------
                    4/2/95    7/2/95   10/1/95  12/31/95  3/31/96   6/30/96  9/29/96  12/31/96
                    ------    ------   -------  --------  -------   -------  -------  --------
                                       (In thousands, except per share data)
Revenues            $16,243  $16,832   $18,240  $23,280   $25,955   $26,512  $28,541   $36,010
Direct salaries
 and related costs   10,202   10,112    10,644   13,787    14,842    14,599   16,095    20,140
General and
 administrative(1)    5,368    5,586     5,807    8,316     8,203     8,507    8,704    10,609
                    -------  -------   -------  -------   -------   -------  -------   -------
Income from
 operations             673    1,134     1,789    1,177     2,910     3,406    3,742     5,261
Interest and
 other income
  (expense)             (70)    (220)     (220)    (218)     (291)      110      271       493
                    -------  -------   -------  -------   -------   -------  -------   -------
Income before
 income taxes           603      914     1,569      959     2,619     3,516    4,013     5,754
Provision for
 income taxes(2)        246      392       682      502     1,063     1,437    1,561     2,091
                    -------  -------   -------  -------   -------   -------  -------   -------
 Net income(2)       $  357   $  522    $  887     $457    $1,556   $ 2,079  $ 2,452   $ 3,663
                    =======  =======   =======  =======   =======   =======  =======   =======
Net income per
 share(2)            $ 0.02   $ 0.03    $ 0.05   $ 0.03    $ 0.09    $ 0.11  $  0.12   $  0.17
                    =======  =======   =======  =======   =======   =======  =======   =======
Weighted average
 shares outstanding  16,874   16,874    16,874   16,874    16,874    18,817   21,023    22,156


(1) Includes non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in the quarter ended December 31, 1995. Excluding the effect of such expense, income from operations, income before income taxes, and net income for the quarter ended December 31, 1995 would have been $2.1 million, $1.9 million and $1.0 million, respectively, and net income per share would have been $0.06.

(2) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 15 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are equity offerings, cash flows from operations and available borrowings under its credit facility. The net proceeds to the Company of $39.7 million from its April 1996 initial public offering were used to repay debt and make capital expenditures. In November 1996, the Company received proceeds, net of offering expenses, of $71.5 million from the sale of approximately 1.6 million shares of common stock pursuant to a secondary offering. The Company intends to utilize these proceeds and the balance of the funds available from the initial public offering to make additional capital expenditures associated primarily with its technical support services as identified above, and for working capital and general corporate purposes, including possible acquisitions. Pending any such use, the Company will invest the balance of such funds in short-term, investment grade securities or money market instruments.

     In December 1995, the Company entered into a $20.0 million credit facility. This facility consisted of a revolving line of credit of $12.0 million and an $8.0 million term loan maturing in May 1997. In addition, in 1994 the Company obtained a $1.3 million loan to construct one of the IT call centers. The Company used approximately $16.7 million of the net proceeds of its April 1996 initial public offering to repay all amounts outstanding under the Company's bank borrowings, and no bank borrowings are currently outstanding. Subsequent to the 1996 year end, the Company entered into an agreement replacing its previous credit line with an unsecured revolving $25 million facility. This new facility accrues borrowings at tiered levels between 125 and 200 basis points above listed Libor pursuant to a defined ratio calculation within the agreement. The facility matures in June 1998, and contains certain covenants associated with tangible net worth, debt and debt funding as defined by the agreement.

     During 1996, the Company used approximately $0.5 million to fund operating activities, resulting primarily from an increase in the Company's accounts receivable associated with continued growth and resultant effects in mix of business, and a decrease in accounts payable, primarily in the first calendar quarter of 1996, from the payment of uncommonly large fourth quarter 1995 purchases. The Company has used a portion of its proceeds from its initial public offering, together with $5.3 million received as incentive grants from local and state governmental agencies, to fund $19.1 million of capital expenditures in 1996 predominantly to construct and outfit three new IT call centers. As a result of the Company's continued expansion, it is anticipated that 1997 capital expenditures will be approximately $18.0 million, primarily for completing additional IT call centers. Each IT call center requires approximately $2.0 million to construct and approximately $5.0 million of capital expenditures to complete the build-out and equip the center.

     During 1996, the Company increased its European technical support presence and acquired additional sophisticated information technology capabilities to enhance its technical support services through the acquisitions of Datasvar Support AB and DiagSoft, Inc. ("the acquisitions"). The purchase price for the acquisitions was approximately 922,000 shares of the Company's common stock, and were accounted for using the pooling-of-interests method of accounting.

     During 1995, the Company generated $8.9 million in cash from operations. The cash generated during 1995, together with $3.2 million in net borrowings and $2.6 million received as incentive grants from local and state governmental agencies in connection with additional IT call centers, was used to fund $13.7 million of capital expenditures during 1995. Capital expenditures, which consisted primarily of construction of facilities, information technology, telecommunications equipment and computer systems, and furniture and fixtures, were made to support the continued growth and expansion of the IT call centers. During 1995, the Company opened its sixth and seventh IT call centers and commenced construction of its eighth IT call center, which was opened in January 1996.

     The Company believes that the net proceeds from its secondary offering, combined with available amounts of cash, accessible funds under its credit facilities and cash flows from operations, will be adequate to meet its capital requirements for the foreseeable future.

                  REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Sykes Enterprises, Incorporated


We have audited the accompanying consolidated balance sheets of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended July 31, 1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for the year ended July 31, 1994, the five months ended December 31, 1994, and the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.



                                   /s/  COOPERS & LYBRAND L.L.P.


Tampa, Florida
February 14, 1997

                                 SYKES ENTERPRISES, INCORPORATED
                                   CONSOLIDATED BALANCE SHEETS


                                                             DECEMBER 31,   DECEMBER 31,
                                                                 1995          1996
                                                             -----------    ------------
ASSETS
Current assets
 Cash and cash equivalents.................................   $2,602,480    $89,205,758
 Receivables, including unbilled...........................   16,744,039     33,275,531
 Prepaid expenses and other current assets.................    1,650,152      2,220,769
                                                             -----------   ------------
  Total current assets.....................................   20,996,671    124,702,058

Property and equipment, net................................   24,384,987     38,535,585

Deferred charges and other assets..........................      769,685        589,968
                                                             -----------   ------------
                                                             $46,151,343   $163,827,611
                                                             ===========   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current installments of long-term debt...................    $1,566,645   $      -
 Accounts payable.........................................     6,221,965      3,957,741
 Accrued employee compensation and benefits...............     5,849,096      7,100,279
 Deferred income taxes....................................     3,366,000         -
 Other accrued expenses and current liabilities...........     2,942,782      2,901,158
                                                             -----------   ------------
  Total current liabilities...............................    19,946,488     13,959,178

Long-term debt............................................     8,589,530        225,835

Deferred income taxes.....................................         -          3,236,000

Deferred grants...........................................     6,751,782     11,669,273

Commitments and contingencies (Notes 9 and 17)

Shareholders' equity
 Preferred stock, $0.01 par value, 10,000,000 shares
  authorized; no shares issued and outstanding..............        -             -
 Common stock, $.01 par value; 50,000,000 shares authorized;
  14,121,819 and 21,893,818 issued and outstanding..........     141,218        218,938
 Additional paid-in capital.................................     645,437    121,287,757
 Retained earnings..........................................  10,008,015     13,267,885
 Accumulated foreign currency translation adjustments.......      68,873        (37,255)
                                                             -----------   ------------
  Total shareholders' equity................................  10,863,543    134,737,325
                                                             -----------   ------------
                                                             $46,151,343   $163,827,611
                                                             ===========   ============






             See accompanying notes to consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       FIVE MONTHS
                                        YEAR ENDED        ENDED       YEAR ENDED    YEAR ENDED
                                         JULY 31,      DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                           1994           1994          1995          1996
                                         -----------    -----------  -----------   ------------
Revenues..............................   $55,589,334   $21,612,513   $74,594,634   $117,018,154
                                         -----------   -----------   -----------   ------------
Operating expenses
 Direct salaries and related costs....    35,362,219    14,157,479    44,592,380     65,675,668
 General and administrative...........    18,785,692     7,242,028    25,231,077     36,022,963
                                         -----------   -----------   -----------   ------------
  Total operating expenses............    54,147,911    21,399,507    69,823,457    101,698,631
                                         -----------   -----------   -----------   ------------

Income from operations                     1,441,423       213,006     4,771,177     15,319,523
Other income (expense)
 Interest income......................         -              -             -           941,688
 Interest expense.....................      (134,657)     (192,170)     (726,142)      (419,988)
 Other................................      (115,127)      (83,662)       (1,652)        61,261
                                         -----------   -----------   -----------   ------------
  Total other income (expense)........      (249,784)     (275,832)     (727,794)       582,961
                                         -----------   -----------   -----------   ------------
Income (loss) before income taxes.....     1,191,639       (62,826)    4,043,383     15,902,484
Provision for income taxes
 Current..............................      (176,906)       63,852       817,044      6,468,000
 Deferred.............................       758,954        28,821       830,254       (383,000)
                                         -----------   -----------   -----------   ------------
  Total provision for income taxes....       582,048        92,673     1,647,298      6,085,000
                                         -----------   -----------  ------------   ------------
Net income (loss).....................       609,591      (155,499)    2,396,085      9,817,484
Preferred stock dividends.............          -             -             -           (47,343)
                                         -----------   -----------  ------------   ------------
Net income (loss) applicable to
 common shareholders..................   $   609,591   $  (155,499)  $ 2,396,085   $  9,770,141
                                         ===========   ===========   ===========   ============
Pro forma income data (unaudited)
Income (loss) before income taxes.....   $ 1,191,639   $   (62,826)  $ 4,043,383   $ 15,902,484
Pro forma provision for income taxes
 relating to S corporation............        15,000        23,500       172,000         67,000
Actual provision for income taxes.....       582,048        92,673     1,647,298      6,085,000
                                         -----------   -----------   -----------   ------------
  Total provision and pro forma
   provision for income taxes.........       597,048       116,173     1,819,298      6,152,000
                                         -----------   -----------   -----------   ------------
Pro forma net income (loss)...........       594,591      (178,999)    2,224,085      9,750,484
Preferred stock dividends.............          -            -            -             (47,343)
                                         -----------   -----------   -----------   ------------
Pro forma net income (loss)
 applicable to common shareholders....   $   594,591   $  (178,999)  $ 2,224,085   $  9,703,141
                                         ===========   ===========   ===========   ============

Pro forma net income (loss) per share.   $      0.04    $    (0.01) $       0.13   $       0.49
                                         ===========    ===========  ===========   ============
Pro forma weighted average common and
 common equivalent shares outstanding.    16,873,982    16,873,982     16,873,982    19,957,851



             See accompanying notes to consolidated financial statements

                              SYKES ENTERPRISES, INCORPORATED
                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                     ACCUMULATED
                                                                                       FOREIGN
                                       COMMON STOCK         ADDITIONAL                 CURRENCY
                                 ----------------------      PAID-IN     RETAINED     TRANSLATION
                                   SHARES       AMOUNT       CAPITAL     EARNINGS     ADJUSTMENT
                                 ----------    --------      --------   -----------   -----------
Balance at August 1, 1993....... 14,300,166    $143,001  $    366,380   $ 7,157,838    $ (3,414)
 Contribution to capital........     -             -          350,000         -             -
 Redemption of common stock.....   (363,462)     (3,634)      (96,366)        -             -
 Issuance of common stock.......     61,704         617          (205)        -             -
 Foreign currency translation
  adjustment....................     -             -              -           -         (95,428)
 Net income.....................     -             -              -         609,591         -
                                 ----------    --------      --------    ----------     -------
Balance at July 31, 1994........ 13,998,408     139,984       619,809     7,767,429     (98,842)
 Foreign currency translation
  adjustment....................     -             -              -           -           3,802
 Net loss.......................     -             -              -        (155,499)        -
                                 ----------    --------      --------    ----------     -------
Balance at December 31, 1994.... 13,998,408     139,984       619,809     7,611,930     (95,040)
 Issuance of common stock.......     41,342         413        26,449         -             -
 Stock dividend.................     82,069         821          (821)        -             -
 Foreign currency translation
  adjustment....................     -             -              -           -         163,913
 Net income.....................     -             -              -       2,396,085         -
                                 ----------    --------      --------    ----------     -------
Balance at December 31, 1995.... 14,121,819     141,218       645,437    10,008,015      68,873
 Merger with Sykes Realty, Inc..  1,220,000      12,200       253,366      (827,554)        -
 Conversion of redeemable
  preferred stock...............    298,686       2,987     5,373,365    (5,376,352)        -
 Issuance of common stock.......  4,285,088      42,851   111,168,785         -             -
 Three-for-two stock split......  1,968,225      19,682       (19,682)        -             -
 Distribution...................     -             -              -        (306,365)        -
 Tax effect of non-qualified
  exercise of stock options.....     -             -        3,866,486         -             -
 Foreign currency translation
  adjustment....................     -             -              -           -        (106,128)
 Preferred stock dividends......     -             -              -         (47,343)        -
 Net income.....................     -             -              -       9,817,484         -
                                 ----------    --------  ------------   -----------    --------
Balance at December 31, 1996.... 21,893,818    $218,938  $121,287,757   $13,267,885    $(37,255)
                                 ==========    ========= ============   ===========    ========



                See accompanying notes to consolidated financial statements

                              SYKES ENTERPRISES, INCORPORATED
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      FIVE MONTHS
                                         YEAR ENDED      ENDED        YEAR ENDED   YEAR ENDED
                                          JULY 31,    DECEMBER 31,   DECEMBER 31, DECEMBER 31,
                                             1994        1994           1995         1996
                                       -----------    ----------     ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)...................  $   609,591    $ (155,499)    $2,396,085   $ 9,817,484
 Depreciation and amortization.......    1,430,317       937,351      2,958,053     5,075,416
 Deferred compensation...............        -             -            949,960          -
 Deferred income taxes...............      758,954        28,821        830,254      (383,000)
 Loss (gain) on disposal of property
  and equipment......................      109,877        34,949         43,840          (545)
 Changes in assets and liabilities
  Receivables, including unbilled....     (667,874)   (1,272,499)    (5,323,205)  (15,929,295)
  Prepaid expenses and other current
   assets............................   (1,540,097)      (68,765)       (47,635)     (496,481)
  Deferred charges and other assets..     (275,518)      146,194         42,941      (126,801)
  Accounts payable...................      145,015       930,878      3,569,699    (2,883,810)
  Accrued employee compensation and
   benefits..........................      664,662      (190,231)     2,502,987     1,251,183
  Other accrued expenses and current
   liabilities.......................      535,514       593,563        934,466     3,132,326
                                       -----------    ----------     ----------   -----------
    Net cash provided by (used for)
     operating activities............    1,770,441       984,762      8,857,445      (543,523)
                                       -----------    ----------     ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditure.................   (5,080,358)   (5,293,027)   (13,701,584)  (19,088,593)
 Acquisition of business.............     (104,000)        -              -            -
 Proceeds from sale of property and
  equipment..........................       67,181       211,218         79,936       150,514
                                       -----------    ----------     ----------   -----------
    Net cash used for investing
     activities......................   (5,117,177)   (5,081,809)   (13,621,648)  (18,938,079)
                                       -----------    ----------     ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Paydowns under revolving line of
  credit agreements..................  (18,563,000)   (8,058,000)   (32,413,539)  (20,331,569)
 Borrowings under revolving line of
  credit agreements..................   19,043,000    10,383,000     30,573,273    19,916,835
 Proceeds from issuance of stock.....       32,917        -              26,861   111,211,636
 Proceeds from grants................      700,987     1,671,093      2,603,485     5,263,420
 Proceeds from issuance of long-term
  debt...............................    3,023,056     1,630,056      5,000,000        -
 Subsidiary stock redemption.........     (100,000)          -             -           -
 Payment of long-term debt...........     (652,358)     (258,698)      (669,452)   (9,515,606)
 Dividends paid......................       -              -               -         (353,708)
                                       -----------    ----------     ----------   -----------
    Net cash provided by financing
     activities......................    3,484,602     5,367,451      5,120,628   106,191,008
                                        ----------    ----------     ----------   -----------
Adjustment for foreign currency
 translation.........................      (95,428)        3,802        163,913      (106,128)
                                       -----------    ----------     ----------   -----------
Net increase in cash and
 cash equivalents....................       42,438     1,274,206        520,338    86,603,278
CASH AND CASH EQUIVALENTS - BEGINNING      765,498       807,936      2,082,142     2,602,480
                                       -----------    ----------     ----------   -----------
CASH AND CASH EQUIVALENT - ENDING...   $   807,936    $2,082,142     $2,602,480   $89,205,758
                                       ===========    ==========     ==========   ===========
Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
   Interest.........................   $   127,606    $  225,657     $  772,368   $   334,630
   Income taxes.....................   $   767,535    $    2,411     $  816,090   $ 3,187,242








          See accompanying notes to consolidated financial statements

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company" or "Sykes") provide comprehensive information technology outsourcing services including information technology support services, consisting of technical product support, help desk services and diagnostic software tools, and information technology development services and solutions, consisting of software design, development, integration and implementation and documentation, foreign language translation and localization services. The Company's services are provided to a wide variety of industries.

Unless otherwise noted, all information has been adjusted to retroactively reflect the three-for-two stock split in the form of a 50% stock dividend to shareholders of record on July 18, 1996, which was reflected on the Nasdaq National Market on July 29, 1996.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Sykes Enterprises, Incorporated and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Change in Fiscal Year - The Company changed its fiscal year end from July 31 to December 31 effective August 1, 1994. The consolidated statements of income, changes in shareholders' equity and cash flows for the year ended July 31, 1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996 are presented in the accompanying consolidated financial statements.

Recognition of Revenue - The Company primarily recognizes its revenue as services are performed. Royalty revenue is recognized at the time royalties are earned and the remaining revenue is recognized on fixed price contracts using the percentage-of-completion method of accounting. Adjustments to fixed price contracts and estimated losses, if any, are recorded in the period when such adjustments or losses are known. Software sales are recognized upon shipment.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short term investments classified as available for sale as defined under the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1996, cash in the amount of approximately $79,975,000 was held in tax free interest bearing investments, approximately $6,721,000 was held in taxable interest bearing investments, both of which are classified as available for sale, and approximately $136,000 was held in an interest bearing account and pledged as collateral with respect to office space leased in Amsterdam, The Netherlands. It is the Company's intention to continue to maintain the Netherlands' investment throughout the term of the lease.

Shareholder Payable - The Company recorded a net payable due to its majority shareholder of approximately $645,000 which has been included in accounts payable at December 31, 1995. There was no balance due to the shareholders at December 31, 1996.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued


Property and Equipment - Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $1,338,000, $847,000, $3,171,00 and $5,725,000 for the year ended July 31,
1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996, respectively. Property and equipment includes approximately $620,000 of additions included in accounts payable at December 31, 1996. Accordingly, this non-cash transaction has been excluded from the accompanying consolidated statement of cash flows for the year ended December 31, 1996.

Land received from various governmental agencies under grants is recorded at fair value (as determined by an independent appraiser) at date of grant. During the years ended December 31, 1995 and 1996 the Company recorded approximately $1,824,000 and $317,000, respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the years ended
December 31, 1995 and 1996.

Deferred Charges and Other Assets - Deferred charges and other assets consist primarily of long-term deposits, and goodwill and covenants not to compete arising from business acquisitions. These intangible assets are being amortized over periods ranging from two to ten years.

Impairment of Long-lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment and writes down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Since adoption, no impairment losses have been recognized.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company and its consolidated subsidiaries are either taxed as C corporations or have elected to be taxed as an S corporation under the provisions of the Internal Revenue Code through the effective date of the Company's initial public offering (See Note 15). The Company's affiliate which elected to be taxed as an S corporation terminated its S corporation election during the year and accordingly became subject to federal and state income taxes.

Deferred Grants - Grants for relocation and the acquisition of property and equipment are deferred and recognized in income over the corresponding useful lives of their related property and equipment. There are no significant contingencies associated with the grants that would impact the Company's ability to utilize assets received in association with the grants.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued


Foreign Currency Translation - The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses are not included in determining net income, but are accumulated as a separate component of shareholders' equity. Foreign currency translation gains and losses are included in determining net income. Such gains and losses are not material for any period presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

NOTE 2 - ACQUISITIONS AND MERGERS

On July 16, 1996, the Company acquired Datasvar Support AB ("Datasvar") of Stockholm, Sweden in exchange for 246,819 shares of the Company's common stock. Datasvar operates two information technology call centers in Sweden serving the Scandinavian region. Datasvar employs 97 employees and had 1995 revenues of approximately $5.3 million and after-tax earnings of approximately $1.0 million.

On August 30, 1996, the Company acquired all of the stock of DiagSoft, Inc. ("DiagSoft") in exchange for 675,000 shares of the Company's common stock. DiagSoft develops and markets diagnostic software applications which will enhance the Company's technology support services. DiagSoft employs 24 employees and had 1995 revenues of approximately $6.2 million and after-tax loss of approximately $112,000.

The above transactions have been accounted for as pooling-of-interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Datasvar and DiagSoft.

Separate results of operations for the periods prior to the merger with Datasvar and DiagSoft are outlined on the following page.

                       SYKES ENTERPRISES, INCORPORATED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued




                                    Year          Five Months
                                   Ended             Ended           Year Ended
                                  July 31,        December 31,      December 31,
                                    1994              1994             1995
                                 ----------       -----------      -------------
Net Sales
 Sykes......................... $47,661,706       $18,167,860     $63,096,660
 Datasvar......................   2,659,788         1,486,741       5,341,450
 DiagSoft......................   5,267,840         1,957,912       6,156,524
                                ------------      -----------     -----------
Combined....................... $55,589,334       $21,612,513     $74,594,634
                                ------------      -----------     -----------
Net Income
 Sykes......................... $   485,023       $    34,435     $ 1,502,946
 Datasvar......................     203,992           (32,243)      1,005,548
 DiagSoft......................     (79,424)         (157,691)       (112,409)
                                ------------      -----------     -----------
Combined....................... $   609,591       $  (155,499)    $ 2,396,085
                                ------------      -----------     -----------
Other changes in shareholder's
 equity
 Sykes......................... $   291,249       $    (3,185)    $    29,054
 Datasvar......................     (36,265)            6,987         161,721
 DiagSoft......................    (100,000)              -               -
                                -----------       -----------     -----------
Combined....................... $   154,984       $     3,802     $   190,775
                                ===========       ===========     ===========

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of approximately $4.2 million of receivables from a significant customer
(See Note 14), the Company's credit concentrations are limited due to the wide variety of customers and markets into which the Company's services are sold.

NOTE 4 - RECEIVABLES

Receivables consist of the following:

                                                         December 31,
                                                -------------------------------
                                                    1995               1996
                                               -----------          -----------
Trade accounts receivable....................  $15,532,420          $27,325,175
Unbilled accounts receivable.................      968,331            2,509,946
Notes from officers and related parties......      145,000                -
Other........................................      302,685            3,560,410
                                               -----------         ------------
                                                16,948,436           33,395,531
Less allowance for doubtful accounts.........      204,397              120,000
                                               -----------         ------------
                                               $16,744,039          $33,275,531
                                               ===========          ===========

                       SYKES ENTERPRISES, INCORPORATED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                           December 31,
                                                   ----------------------------
                                                      1995               1996
                                                  -----------       -----------
Land.......................................       $ 2,240,746       $ 2,506,421
Buildings and leasehold improvements.......         9,461,812        15,447,356
Equipment, furniture and fixtures..........        18,320,509        33,262,744
Transportation equipment...................           538,011           504,147
Construction in progress...................         1,499,363             -
                                                  -----------       -----------
                                                   32,060,441        51,720,668
Less accumulated depreciation..............         7,675,454        13,185,083
                                                  -----------       -----------
                                                  $24,384,987       $38,535,585
                                                  ===========       ===========

NOTE 6 - LONG-TERM DEBT

Effective December 31, 1996, the Company entered into an agreement replacing it's previous credit line with an unsecured revolving $25 million facility. This new facility accrues borrowings at tiered levels between 125 and 200 basis points above listed Libor pursuant to a defined ratio calculation within the agreement. The facility matures in June 1998, and contains certain covenants associated with tangible net worth, debt and debt funding as defined by the agreement.

The Company had a credit facility with NationsBank, N.A. comprised of $12 million revolving line of credit and a term note issued in the original amount of $8 million. Borrowings under the credit facility was approximately $8,165,000 at December 31, 1995. The Company extinguished the debt with the proceeds from its initial public offering and had no borrowings under either credit facility at December 31, 1996.

A foreign subsidiary of the Company had a bank loan with a balance of approximately $153,000 and $226,000 at December 31, 1995 and 1996, respectively. The loan agreement has an interest rate of the official discount rate plus 5%. Principal and interest are payable semi-annually.

Other debt extinguished during 1996 consisted of bank loans and capital leases. In the aggregate, the balance at December 31, 1995 was approximately $1,765,000.

NOTE 7 - INCOME TAXES

The components of income (loss) before income taxes are as follows:


                               Year       Five Months
                               Ended         Ended          Year Ended December 31,
                              July 31,    December 31,     -------------------------
                               1994          1994            1995           1996
                            ---------     ------------     ----------    -----------
Domestic...............    $  950,880     $    (8,655)     $2,438,708    $14,762,310
Foreign................       240,759         (54,171)      1,604,675      1,140,174
                           ----------     -----------      ----------    -----------
 Total income (loss)
  before income taxes..    $1,191,639     $   (62,826)     $4,043,383    $15,902,484
                           ==========     ===========      ==========    ===========

                       SYKES ENTERPRISES, INCORPORATED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INCOME TAXES, continued

Provision for income taxes consists of the following:


                               Year       Five Months
                               Ended         Ended          Year Ended December 31,
                              July 31,    December, 31     -------------------------
                               1994          1994             1995           1996
                            ---------      ----------      ----------     ----------
Current:
 Federal..................  $ (237,881)    $   50,209      $  292,594     $4,975,000
 State....................       7,453         10,381          80,904        961,000
 Foreign..................      53,522          3,262         443,546        532,000
                            ----------     ----------      ----------     ----------
  Total current provision
   for income taxes.......    (176,906)        63,852         817,044      6,468,000
                            ----------     ----------      ----------     ----------
Deferred:
 Federal..................     770,232         25,249         728,792       (243,000)
 State....................     (11,278)         3,572         101,462         (4,000)
 Foreign..................         -              -              -          (136,000)
                            ----------     ----------      ----------     ----------
  Total deferred provision
   for income taxes.......     758,954         28,821         830,254       (383,000)
                            ----------     ----------      ----------     ----------
   Total provision for
    income taxes..........  $  582,048     $   92,673      $1,647,298     $6,085,000
                            ==========     ==========      ==========     ==========

The components of the net deferred tax asset (liability) are as follows:

                                                              December 31,
                                                      --------------------------
                                                         1995             1996
                                                     -----------        --------
Current:
Deferred tax asset:
 Accounts payable................................... $   428,000        $   -
 Accrued expenses...................................   1,534,000         686,000
 State operating loss carryforward..................       1,000            -
 Bad debt reserve...................................        -             15,000
 Other..............................................     109,000            -
                                                     -----------        --------
  Total current deferred tax asset.................. $ 2,072,000        $701,000
                                                     -----------        --------
Deferred tax liability:
 Receivables........................................ $(5,337,000)       $  -
 State tax refunds..................................     (57,000)          -
 Property and equipment.............................     (44,000)       (149,000)
 Cash to accrual-Section 481 adjustment.............       -            (277,000)
                                                     -----------        --------
  Total current deferred tax liability..............  (5,438,000)       (426,000)
                                                     -----------        --------
   Net current deferred tax asset (liability)....... $(3,366,000)       $275,000
                                                     ===========        ========
Non-current:
Deferred tax asset:
 Deferred compensation.............................. $   360,000        $240,000
 R & D credits......................................      25,464           -
 Bad debt reserve...................................      48,566           -
 Accrued expenses...................................      87,258           3,000
 State operating loss carryforward..................      37,000           -
 Other..............................................      34,386           -
                                                     -----------        --------
  Total non-current deferred tax asset.............. $   592,674        $243,000
                                                     -----------        --------


                       SYKES ENTERPRISES, INCORPORATED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - INCOME TAXES, continued

                                                              December 31,
                                                      --------------------------
                                                         1995             1996
                                                     -----------        --------
Deferred tax liability:
 Property and equipment............................  $  (344,705)    $  (338,000)
 Untaxed reserves - foreign........................      (97,318)       (136,000)
 Cash to accrual-Section 481 adjustment............         -         (2,903,000)
 Other.............................................     (139,617)       (102,000)
                                                     -----------      ----------
  Total non-current deferred tax liability.........     (581,640)     (3,479,000)
                                                     -----------      ----------
   Net non-current deferred tax asset (liability)..  $    11,034     $(3,236,000)
                                                     ===========     ===========

The corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $2 million at December 31, 1996, excluding amounts which, if remitted, generally would result in minimal additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $300,000 would have been required.

In conjunction with the Company's initial public offering, the Company changed its method of accounting for income taxes from the cash basis to the accrual method. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements:


                                          Year        Five Months
                                          Ended          Ended        Year Ended December 31,
                                         July 31,     December 31,    -----------------------
                                          1994           1994            1995          1996
                                       ----------    -------------   -----------   ----------
Statutory tax......................  $   405,310    $    (20,649)   $ 1,375,089   $ 5,407,000
State income taxes net of federal
 tax benefit.......................       36,986          (2,934)       102,169       606,000
Effect of income not subject to
 federal and state income tax.....       (13,000)        (21,000)      (155,000)     (284,000)
Change in state tax rate.........        (67,000)           -              -             -
Foreign taxes, net of foreign income
 not taxed in U.S. .................     (26,533)         21,836       (110,306)      (48,000)
Permanent differences...............     321,551         178,427        366,555       153,000
Tax credits.........................     (57,246)        (43,007)       (90,209)         -
Other...............................     (18,020)        (20,000)       159,000       251,000
                                     -----------   -------------   ------------  ------------
  Total provision for income taxes.. $   582,048    $     92,673    $ 1,647,298   $ 6,085,000
                                      ==========    ============    ===========   ===========


The Company is currently under examination by the Internal Revenue Service for tax years ended July 31, 1991, 1992, 1993 and 1994. The Company has reviewed various matters that are under consideration and believes that it has adequately provided for any liability that may result from this examination. In the opinion of management, any liability that may arise from prior periods as a result ofthe examination will not have a material effect on the Company's financial condition or results of operations.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8- EARNINGS PER SHARE

Primary earnings per share are based on the weighted average number of common shares and common share equivalents outstanding during the periods and assumes,
(i) that the redeemable preferred stock was converted at the beginning of each period, or date of issuance, if later, and (ii) that earnings were increased for preferred dividends that would not have been incurred had conversion taken place. Common share equivalents include, when applicable, dilutive stock options using the treasury stock method. Fully diluted earnings per share assumes, in addition to the above, the additional dilutive effect of stock options.


The numbers of shares used in the earnings per share computation are as follows:


                                          Five Months
                             Year Ended     Ended             December 31,
                              July 31,    December 31,  -----------------------
                                1994        1994          1995         1996
                             ----------    ----------   ----------   ----------
Primary
 Weighted average
  common outstanding.......  15,951,819    15,951,819   15,951,819   18,929,146
 Conversion of
  preferred stock..........     448,029       448,029      448,029      151,434
 Stock options.............     474,134       474,134      474,134      843,792
                             ----------    ----------   ----------   ----------
   Total primary...........  16,873,982    16,873,982   16,873,982   19,924,372

Fully Diluted
 Additional dilution
  of stock options.........       -             -            -           33,479
                             ----------    ----------   ----------   ----------
   Total fully diluted.....  16,873,982    16,873,982   16,873,982   19,957,851
                             ==========    ==========   ==========   ==========

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and buildings under operating leases having terms ranging from one to ten years. The building leases contain up to two five year renewal options.

Rental expense under operating leases for the year ended July 31, 1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996 was approximately $2,411,000, $716,000, $1,667,000 and $4,211,000,
respectively. Rental expense for an office building leased from the Company's major shareholder, net of subleases was approximately $277,000, $45,000, $104,000 and $104,000 for the year ended July 31, 1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996, respectively. The Company has a ten-year operating lease agreement, signed in 1995, with the Company's majority shareholder for its corporate aircraft. The lease expense for 1995 and 1996 was approximately $51,000 and $615,000, respectively.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - COMMITMENTS AND CONTINGENCIES, continued

The Company has a five year noncancelable sublease agreement with an unrelated tenant for its Charlotte, N.C. facility. The minimum sublease rental amounts the Company is to receive are approximately $181,000, $187,000, and $94,000 for the years ended December 31, 1997 through 1999, respectively.

The following is a schedule of future minimum rental payments (without regard to the Charlotte, N.C. sublease) under operating leases having a remaining noncancelable term in excess of one year subsequent to December 31, 1996:

                                    Related       Non-Related        Total
Year                                 Party          Party            Amount
----                              ----------      -----------     -----------
1997............................  $  896,000      $ 2,094,000     $ 2,990,000
1998............................     896,000        1,584,000       2,480,000
1999............................     896,000          769,000       1,665,000
2000............................     896,000          626,000       1,522,000
2001............................     896,000          435,000       1,331,000
Thereafter......................   3,207,000             -          3,207,000
                                  ----------      -----------     -----------
 Total minimum payments required  $7,687,000      $ 5,508,000     $13,195,000
                                  ==========      ===========     ===========

The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the plan provisions, the Company matches 25% of participant contributions to a maximum matching amount of 1% of participant compensation. Company contributions are funded on a bi-weekly basis. The Company contribution was approximately $81,000, $105,000, $95,000 and $120,000 for the year ended July 31, 1994, the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996, respectively. In addition, one of the Company's subsidiaries currently maintained a separate 401(k) plan. There were no Company contributions made to the plan during the periods presented.

NOTE 11 - PUBLIC OFFERINGS

In April 1996, the Company completed its initial public offering for the sale of 3,000,000 shares of common stock. Coincident with such offering, the underwriters of the offering exercised their 15% over-allotment and accordingly an additional 626,652 shares of the Company's common stock were sold by the Company. The Company received approximately $39.7 million from the sale of the shares, net of underwriting discounts and expenses associated with such offering. The proceeds were used to repay all outstanding indebtedness and make capital expenditures, with the remaining balance held for general corporate and working capital purposes.

In November 1996, the Company completed a secondary offering for the sale of 1,613,320 shares of common stock, inclusive of the underwriters over-allotment option. The Company received approximately $71.5 million from the offering, net of underwriting discounts and expenses. The net proceeds were held for general corporate and working capital purposes.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCK OPTIONS

In 1995, the Company granted options to an executive officer to purchase 762,000 shares of common stock at $4.53 per share. The Company determined that the price was approximately $1.25 below fair market value at the date of the grant and recognized $949,960 as compensation expense for the year ended December 31, 1995. The options become exercisable three years from the date of grant, except that one-third were exercisable to the extent that the underlying shares were permitted to be included by the underwriters in an underwritten public offering. In November, 1996 the Company completed its secondary public offering and 254,000 of the options granted to the executive officer were exercised and sold in the offering. The remaining 508,000 options expire if not exercised by the tenth anniversary of their grant date.

Another executive officer was granted options under the Company's 1996 Employee Stock Option Plan to purchase 139,894 shares of the Company's common stock with an exercisable price of (i) 33 1/3% of such shares at $12.00 per share,
(ii) 33 1/3% at $11.33 per share, and (iii) 33 1/3% at $10.00 per share.
Compensation expense of $27,634 is recognized in the general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 1996.

1996 Employee Stock Option Plan - The Company's 1996 Employee Stock Option Plan (the "Employee Plan") permits the granting of incentive or nonqualified stock options to purchase up to 1,750,000 shares of the Company's common stock at not less than the fair value at the time the options are granted. Certain other officers and employees hold options to purchase additional shares of common stock at a range of $10.00 to $46.90 per share and vest ratably over the three-year period following the date of grant, except for 120,000 options granted to key employees of DiagSoft, all of which are immediately exercisable. All options granted under the Employee Plan expire if not exercised by the tenth anniversary of their grant date.

Transactions related to the 1996 Employee Stock Option Plan are summarized as follows:

                                               Shares           Option Price
                                             ---------        ----------------
Outstanding at December 31, 1995...........       -
 Granted...................................    649,070        $10.00 to $46.90
 Exercised.................................       -
 Expired or terminated.....................    (47,875)        $12.00
                                             ---------
Outstanding at December 31, 1996...........    601,195        $10.00 to $46.90
                                             ---------


1996 Non-Employee Director Stock Option Plan - The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") permits the granting of nonqualified stock options to purchase up to 300,000 shares of the Company's common stock to members of the Board of Directors who are not employees of the Company. Each outside director received options to purchase 7,500 shares of common stock at an exercise price of $12.00 per share and will receive options to purchase 5,000 shares on the day following the annual meeting of shareholders. Thereafter, on the date on which a new outside director is first elected or appointed, he or she will automatically be granted options to purchase 5,000 shares of common stock. All options granted will have an exercise price equal to the then fair market value of the common stock. At December 31, 1996 no options granted were exercisable. All options granted under the Non-Employee Plan expire if not exercised by the tenth anniversary of their grant date.

Transactions related to the 1996 Non-Employee Director Stock Option Plan are summarized as follows:

                                                Shares             Option Price
                                              ----------           ------------
Outstanding at December 31, 1995............      -
 Granted....................................     37,500            $12.00
 Exercised..................................      -
 Expired or terminated......................      -
                                              ----------
 Outstanding at December 31, 1996............     37,500           $12.00
                                              ----------

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCK OPTIONS, continued

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted under its plans. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts shown below:



                                Year        Five Months
                                Ended          Ended           December 31,
                               July 31,      December 31,  -------------------
                                1994            1994        1995         1996
                             --------        --------      -------      ------
                                  ($ in thousands, except per share amounts)
Pro forma net income (loss)
 as reported                 $    595        $  (179)      $2,224       $9,750
Pro forma net income (loss)
 as prescribed by SFAS 123   $    595        $  (179)      $1,027       $8,371
Pro forma net income (loss)
 per share as reported       $   0.04        $ (0.01)      $ 0.13       $ 0.49
Pro forma net income (loss)
 as prescribed by SFAS 123   $   0.04        $ (0.01)      $ 0.06       $ 0.42


The pro forma amounts were determined using the Black-Scholes valuation model with the following key assumptions: (I) a discount rate of 0.6% for 1995 and 1996; (ii) a volatility factor initially based upon the average trading price since the Company's common stock has traded on the Nasdaq National Market;
iii) no dividend yield; and (iv) an average expected option life of approximately 3.5 years.

NOTE 13 - INTERNATIONAL OPERATIONS

The Company's international operations are conducted from four offices located in Amsterdam, The Netherlands, and Sveg, Jarvso, and Stockholm, Sweden. With the exception of the Stockholm office, each facility provides technical support services for regions throughout Europe. The revenue, income (loss) before income taxes and total assets of the Company associated with its international operations are as follows:


                           Year        Five Months
                           Ended        Ended        Year Ended December 31,
                          July 31,    December 31,-------------------------
                            1994        1994         1995          1996
                        ----------   ----------   ----------   -----------
Revenue...............  $3,780,146   $2,228,422   $8,126,923   $11,561,117
Income (loss) before
  income taxes........     240,759      (54,171)   1,604,675     1,140,174
Total assets..........   2,743,116    3,839,487    6,442,720     7,397,306

NOTE 14 - SIGNIFICANT CUSTOMERS

Significant customers of the Company comprised 30%, 27%, 33% and 37% of the Company's consolidated revenues for the year ended July 31, 1994, and the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996, respectively. Two customers comprised 33% and 26% of the Company's revenues for the years ended December 31, 1995 and 1996, respectively. Revenues from one customer amounted to 30%, 27%, 16% and 11% for the year ended July 31, 1994 and the five months ended December 31, 1994 and the years ended December 31, 1995 and 1996, respectively.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - PRO FORMA DISCLOSURES

Preferred Stock - In connection with an agreement entered into in February 1996, the Company's majority shareholder transferred all the newly issued shares of the Company's outstanding preferred stock and all of the outstanding non-voting common stock to a related party. Effective immediately prior to the Company's initial public offering, the preferred stock and non-voting common stock was automatically converted into shares of common stock. These shares were sold in connection with such offering.

Pro Forma Income Taxes - An affiliate of the Company had elected to be treated as an S corporation for federal and state income tax purposes. As such, the affiliate's taxable income was reported to and subject to tax to the affiliate's shareholder. Prior to the Company's initial public offering, the Company's affiliate terminated its S corporation election and accordingly became subject to federal and state income taxes. The pro forma provision for income taxes reported on the consolidated statements of operations presents federal and state income taxes that would have been incurred if the affiliate had been subject to tax as a C corporation. In addition, the Company changed its method of accounting for income taxes from the cash basis to the accrual method in connection with the offering. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

Pro Forma Net Income Per Share - In March 1996, the Company was a North Carolina corporation and amended its Articles of Incorporation to authorize the issuance of up to 10,000 shares of $1,000 par value per share preferred stock. At that time, the Company approved a 95-to-1 stock split of all outstanding common stock. Subsequent to the amendment and stock split, the Company changed its state of incorporation from North Carolina to Florida and changed the authorized number of shares of common stock from 100,000 to 50,000,000. As part of the change of state of incorporation, each share of common stock of the North Carolina corporation was exchanged for 88 shares (132 shares as adjusted for a three-for-two stock split) of common stock of the Company. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

Weighted average common shares outstanding includes the common share equivalents discussed in Note 8 applying the treasury stock method. In addition, the calculation includes certain preferred stock issued during the year that was converted to common stock immediately prior to the closing of and sold in the Company's initial public offering. Such shares were deemed outstanding for all periods presented.

In addition, the Company issued 1,830,000 shares of common stock as a result of the merger involving Sykes Realty, Inc. immediately prior to the offering, which shares were deemed outstanding for all periods presented.

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - SELECTED FINANCIAL DATA

Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. Accordingly, the financial statements for December 31, 1994 reflect the Company's results of operations for a five month period.

Selected financial data for the twelve months ended December 31, 1994, 1995 and 1996, as shown on the following page, consists of:

                                                      Years Ended December 31,
                                              ----------------------------------------
                                                  1994          1995          1996
                                              -----------   -----------   ------------
                                               (Unaudited)
Revenues....................................  $53,185,255   $74,594,634   $117,018,154
                                              -----------   -----------   ------------
Operating expenses:
 Direct salaries and related costs..........   33,731,677    44,592,380     65,675,668
 General and administrative.................   18,304,452    25,231,077     36,022,963
                                              -----------   -----------   ------------
  Total operating expense...................   52,036,129    69,823,457    101,698,631
                                              -----------   -----------   ------------
Income from operations......................    1,149,126     4,771,177     15,319,523

Other income (expense)
 Interest...................................     (292,943)     (726,142)       521,700
 Other......................................     (195,332)       (1,652)        61,261
                                              -----------   -----------   ------------
  Total other income (expense)..............     (488,275)     (727,794)       582,961
                                              -----------   -----------   ------------
Income before income taxes..................      660,851     4,043,383     15,902,484
Provision for income taxes..................      467,131     1,647,298      6,085,000
                                              -----------   -----------   ------------
Net income..................................      193,720     2,396,085      9,817,484
                                              -----------   -----------   ------------
Preferred stock dividends...................         -             -           (47,343)
                                              -----------   -----------   ------------
Net income applicable to common shareholders  $   193,720   $ 2,396,085   $  9,770,141
                                              ===========   ===========   ============

Pro forma income data (unaudited)
Income before income taxes..................  $   660,851   $ 4,043,383   $ 15,902,484
Pro forma provision for income taxes
 relating to S corporation..................       39,000       172,000         67,000
Actual provision for income taxes...........      467,131     1,647,298      6,085,000
                                              -----------   -----------   ------------
 Total provision and pro forma provision
  for income taxes..........................      506,131     1,819,298      6,152,000
                                              -----------   -----------   ------------
Pro forma net income........................      154,720     2,224,085      9,750,484
Preferred stock dividends...................        -             -            (47,343)
                                              -----------   -----------   ------------
Pro forma net income applicable to common
 shareholders...............................  $   154,720   $ 2,224,085   $  9,703,141
                                              ===========   ===========   ============
Pro forma net income per share..............  $      0.01   $      0.13   $       0.49
                                              ===========   ===========   ============

Pro forma weighted average common and common
 equivalent shares outstanding...............  16,873,982    16,873,982     19,957,851

                     SYKES ENTERPRISES, INCORPORATED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - SUBSEQUENT EVENTS

In January 1997, the Company entered into an agreement to acquire all of the common stock of Info Systems of N.C., Inc. ("ISI") for $23 million in value of the Company's common stock. The transaction, which is subject to ISI shareholder approval, will be accounted for on a pooling-of-interests method of accounting. ISI specializes in the design, programming, licensing and support of back-office and point-of-sale software for the retail industry.

Effective January 1, 1997, the Company acquired all of the common stock of Traffic, N.V. of Brussels, Belgium, and certain other assets, for $1.8 million in cash. The transaction will be accounted for under the purchase method of accounting and has been approved by the boards of directors of both companies. Traffic, N.V. specializes in foreign language translation and multi-media documentation development. Pro forma information is not presented as the operating results are not material to the Company's consolidated results.