Form 10-K405, Exhibit 13
period 1997-12-31
SYKES ENTERPRISES INC
filed 1998-03-16
CIK 1010612

SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Company's consolidated financial statements. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and related notes.



                                                     Five Months
                           Year Ended   Year Ended      Ended      Year Ended    Year Ended    Year Ended
                             July 31,     July 31,   December 31,  December 31,  December 31,  December 31,
                              1993         1994         1994          1995          1996          1997
                           --------------------------------------------------------------------------------
                                              (in thousands, except per share amounts)

STATEMENT OF INCOME DATA:
Revenues                    $101,588     $104,545      $ 51,750      $155,957      $218,996      $313,185
Income from operations(1)      3,203        2,984         2,235         7,081        16,936        33,058
Net income(2)(3)               1,081        1,144           808         2,714        10,257        21,993

PER SHARE DATA:
Basic (1)(2)(3)(4)          $   0.04     $   0.04      $   0.03      $   0.09      $   0.30      $   0.56
Dilutive                    $   0.04     $   0.04      $   0.03      $   0.09      $   0.29      $   0.55




                             July 31,     July 31,   December 31,  December 31,  December 31,  December 31,
                              1993         1994         1994          1995           1996          1997
                            -------------------------------------------------------------------------------
                                                    (in thousands)

BALANCE SHEET DATA:
Working capital             $  5,484     $  2,920      $  4,707      $    271       $109,373     $108,316
Total assets                  36,491       48,311        56,953        56,577        214,524      241,663
Long-term debt, less
 current installments          4,362        9,779        13,153         9,584          5,178       33,313
Shareholders' equity          13,847       12,968        13,764        12,375        144,143      147,787


(1) The balance for 1997 is exclusive of $13,451 of charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges associated with the Company's acquisition of McQueen International Limited.

(2) The balance for 1997 is exclusive of $2,795 of expense associated with acquisition related in-process research and development costs incurred by a joint venture entity and $13,451 of one-time charges as identified above.

(3) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was a S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods.

(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

MARKET SHAREHOLDER DATA

Sykes common stock has been quoted on the Nasdaq National Market under the symbol SYKE since Sykes' initial public offering in April 1996. The following table sets forth, for the periods indicated, certain information as to the high and low sale prices per share of Sykes common stock as quoted on the Nasdaq National Market since April 30, 1996, as adjusted for three-for-two stock splits effected on July 28, 1996 and May 29, 1997, respectively.

Year ending December 31, 1997                            High             Low

First Quarter                                         $30 3/16        $16 5/16
Second Quarter                                         28 3/4          17
Third Quarter                                          32              19 3/4
Fourth Quarter                                         27 5/8          16 7/8



Year ending December 31, 1996                           High             Low

First Quarter                                            N/A             N/A
Second Quarter (commencing April 30)                 $24 3/16        $13 11/16
Third Quarter                                         32 1/2          16 3/4
Fourth Quarter                                        35 3/8          23 11/16

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

As of March 11, 1998, the last sale price of the registrant's common stock was $18 15/16 on the Nasdaq National Market, and there were approximately 200 holders of record of the common stock. The Company believes that there are approximately 10,000 beneficial owners of common stock.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto. The following discussion compares the year ended December 31, 1997 ("1997") to the year ended December 31, 1996 ("1996"), and 1996 to the year ended December 31, 1995 ("1995"). The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth below and elsewhere in this analysis.

OVERVIEW

         The Company derives its revenues from providing information technology ("IT") support services, fulfillment solutions and information technology development services and solutions. Revenues from information technology support services provided through the IT call centers are recognized as services are rendered. These services are billed on a fee per call, rate per minute or time and material. Fulfillment services are generally billed on a per unit basis. Information technology development services and solutions usually are billed on a time and material basis, generally by the hour, and revenues generally are recognized as the services are provided. Revenue from software licenses are sold on a per unit or site basis and are recognized when the related software is delivered. Revenues from fixed price contracts, generally with terms of less than one year, are recognized using the percentage-of-completion method. Most of the Company's revenues are derived from non-fixed price contracts. The Company has not experienced material losses due to fixed price contracts and does not anticipate a significant increase in revenues derived from such contracts in the future.

         In 1993, in an effort to capitalize on a trend toward the outsourcing of information technology services, the Company began providing information technology support services through the opening of IT call centers while phasing out its non-information technology services. The phase-out of these services was substantially completed in 1995.

         Direct salaries and related costs include direct personnel compensation, statutory and other benefits associated with such personnel and other direct costs associated with providing services to customers. General and administrative expenses include administrative, sales and marketing, occupancy and other indirect costs. General and administrative costs incurred in opening new IT call centers are expensed when incurred. Interest and other income (expense) consist primarily of interest expense or income and foreign currency transaction gains and losses. Foreign currency transaction gains and losses generally result from exchange rate fluctuations on intercompany transactions. During 1997, the Company entered into a joint venture and the results of this entity are included in the Other Income section of the Statements of Income.

         Grants from local or state governments for the acquisition of property and equipment are deferred and recognized as income over the corresponding useful lives of the related property and equipment. The deferred grants, net of amortization, totaled $12.1 million and $14.1 million at December 31, 1996 and 1997, respectively.

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

RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of income:


                                             YEARS ENDED DECEMBER 31,
PERCENTAGE OF REVENUES                    1995         1996         1997
                                         -----        -----        -----

Revenues                                 100.0%       100.0%       100.0%
Direct salaries and related costs         65.2         61.3         62.4
General and administrative(1)(2)          30.3         31.0         31.3
                                         -----        -----        -----
 Income from operations                    4.5          7.7          6.3
Interest and other expense(3)             (0.9)        (0.0)        (1.0)
                                         -----        -----        -----
 Income before income taxes                3.6          7.7          5.3
Provision for income taxes(4)              1.7          3.0          3.5
                                         -----        -----        -----
 Net income(1)(2)(3)(4)                    1.9%         4.7%         1.8%
                                         =====        =====        =====


(1) Includes non-cash compensation expense of 0.6% related to the grant of stock options to an executive officer in 1995.

(2) Includes charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges of 4.3% related to the acquisition of McQueen International Limited ("McQueen") in 1997.

(3) Includes expense associated with acquired in-process research and development costs of 0.9% related to an acquisition completed by a joint venture entity in 1997.

(4) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 16 of Notes to Consolidated Financial Statements.

1997 COMPARED TO 1996

          Revenues. Revenues increased $94.2 million, or 43.0%, to $313.2 million in 1997 from $219.0 million in 1996. These results reflect an increase in revenues of $44.5 million from fulfillment services, an increase in revenues of $40.8 million from information technology support services provided through IT call centers and an increase in revenues of $8.9 million from information technology services and solutions. At the completion of 1997, information technology support services, fulfillment services and information technology services and solutions accounted for 48.4%, 27.3%, and 24.3%, respectively, of the Company's consolidated revenues, as compared to 50.5%, 18.8% and 30.7%, respectively in 1996.

         The increase in fulfillment services revenue is primarily associated with an acquisition completed in 1997 by McQueen accounted for utilizing the purchase method of accounting. Sykes acquired McQueen in the fourth quarter of 1997 utilizing the pooling-of-interests method of accounting. The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period, the addition of several significant customers since 1995 and the resultant increase in call volumes from clients. During 1996, the Company opened three new IT call centers which were fully operational throughout 1997, and opened three additional centers in 1997. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior period.

         Direct Salaries and Related Costs. Direct salaries and related costs increased $61.2 million, or 45.6%, to $195.4 million in 1997 from $134.2 million in 1996. As a percentage of revenues, direct salaries and related costs increased to 62.4% in 1997 from 61.3% in the comparable 1996 year. The increase in the amount of direct salaries and related costs was primarily attributable to the change in the Company's mix of business associated with the McQueen acquisition referenced above and the addition of personnel to support revenue growth.

         General and Administrative. General and administrative expenses increased $30.3 million, or 44.7%, to $98.1 million in 1997, inclusive of special one-time charges, from $67.8 million in 1996. As a percentage of revenues, and inclusive of special one-time charges, general and administrative expenses remained relatively constant at 31% in 1997 and 1996. The increase in the amount of general and administrative expenses was attributable to the occurrence of special one-time charges identified below. General and administrative expenses exclusive of $13.4 million of charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges associated with the Company's acquisition of McQueen, increased $16.9 million, or 24.9%, to $84.7 million, or 27.0% of revenue. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

         Interest and Other Expense. Interest and other expense increased to $3.0 million during 1997 from $0.1 million during 1996. As a percentage of revenues, interest and other expense was 1.0% in 1997 compared to less than 0.5% in 1996. The increase in interest and other expense was primarily attributable the occurrence of approximately $2.8 million of acquisition related in-process research and development costs, which was recorded as other expense and an increase in the Company's debt position as a result of the acquisition of McQueen completed during 1997,partially offset by interest income earned on available funds realized from the Company's public offerings.

         Income Taxes. Income taxes increased $4.4 million, or 67.7%, to $10.9 million during 1997 from $6.5 million during 1996, and increased as a percentage of revenues to 3.0% from 2.8%, respectively. This increase was attributable to the significant increase in the amount of income before income taxes and in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate increased to 65% during 1997 primarily as a result of nondeductible expenses being a significantly higher percentage of income before income taxes. These nondeductible expenses consisted primarily of goodwill and in-process research and development costs.

         Net Income. As a result of the foregoing, net income inclusive of special one-time charges decreased to $5.7 million in 1997 from $10.3 million in 1996. Net income for 1997 exclusive of the $13.4 million of charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges, and exclusive of the $2.8 million associated with acquisition related in-process research and development would have been $21.9 million for 1997.

1996 COMPARED TO 1995

          Revenues. Revenues increased $63.0 million, or 40.4%, to $219.0 million in 1996 from $156.0 million in 1995. These results reflect an increase in revenues of $48.3 million from information technology support services provided through IT call centers, an increase in revenues of $15.8 million from information technology services and solutions, and a $3.0 million increase in revenues from fulfillment services, partially offset by a $4.1 million reduction in revenues from non-information technology services that were substantially phased out in 1995. At the completion of 1996, information technology support services, fulfillment services and information technology services and solutions accounted for 50.5%,

18.8% and 30.7%, respectively, of the Company's consolidated revenues, as compared to 39.9%, 24.5% and 35.6%, respectively, in 1995.

         The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period, the addition of several significant customers since 1995 and the resultant increase in call volumes from clients. During the fourth quarter of 1995, the Company opened two new IT call centers which were fully operational throughout 1996, and opened three additional centers in 1996. In addition, the Company has added 36 customers in its information technology support services since the beginning of 1995, giving it 58 customers that utilized these services as of December 31, 1996. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior period. The increase in revenues for fulfillment services was primarily attributable to an increase in orders from the Company's largest customer.

         Direct Salaries and Related Costs. Direct salaries and related costs increased $32.5 million, or 32.0%, to $134.2 million in 1996 from $101.7 million in 1995. As a percentage of revenues, however, direct salaries and related costs decreased to 61.3% in 1996 from 65.2% in 1995. The increase in the amount of direct salaries and related costs was attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base and the continued change in the Company's mix of business reflecting the growth of information technology support services as a percentage of consolidated results.

         General and Administrative. General and administrative expenses increased $20.6 million, or 43.6% to $67.8 million in 1996 from $47.2 million in 1995. As a percentage of revenues, general and administrative expenses increased to 31.0% in 1996 from 30.3% in 1995. The increase in the amount of general and administrative expenses was primarily attributable to the addition of management and administrative personnel to support the Company's growth and depreciation expenses associated with facility and capital equipment expenditures incurred in connection with the IT call centers.

         Interest and Other Expense. Interest and other expense decreased to $0.1 million during 1996 from $1.5 million during 1995. As a percentage of revenues, interest and other expense was less than 0.5% in 1996 from interest and other expense of 0.9% in 1995. The decrease was primarily attributable to a reduction of interest expense as a result of certain debt repayments from proceeds realized from the Company's public offerings completed during 1996.

         Income Taxes. Income taxes increased $3.6 million, or in excess of 100.0%, to $6.5 million during 1996 from $2.9 million during 1995, and increased as a percentage of revenues to 3.0% from 1.8%, respectively. This increase was attributable to the significant increase in the amount of income before income taxes and in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate decreased to 38.6% during 1996 primarily as a result of nondeductible expenses being a lower percentage of the larger income before income taxes and tax-exempt interest income earned during the year.

         Net Income. As a result of the foregoing, net income increased to $10.3 million in 1996 from $2.7 million in 1995.

QUARTERLY RESULTS

         The following information presents unaudited quarterly operating results for the Company for 1996 and 1997. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Form 10-K, and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.

                                                       QUARTER ENDED
                                                       -------------
                          3/31/96   6/30/96    9/29/96    12/31/96   3/30/97   6/29/97    9/28/97    12/31/97
                          -------   -------    -------    --------   -------   -------    -------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                -------------------------------------

Revenues                 $51,797    $50,252    $52,155    $64,791    $66,597    $79,224    $79,802    $87,561
Direct salaries
 and related costs        31,424     30,592     32,935     39,285     39,639     49,618     50,828     55,364
General and
 Administrative(1)(2)     15,321     15,625     16,358     20,518     19,306     32,620     21,606     24,595
                          ------     ------     ------     ------     ------     ------     ------    -------
Income (loss) from
 Operations(1)(2)          5,052      4,035      2,862      4,988      7,652     (3,014)     7,368      7,602
Interest and
 other income
  (expense)(3)              (378)      (108)        84        260        442        152         84     (3,662)
                          -------    ------     ------     ------     ------     ------     ------    -------
Income (loss) before
 income taxes(1)(2)        4,674      3,927       2,946     5,248      8,094     (2,862)     7,452      3,940
Provision for
 income taxes(4)           1,391      1,811      1,262      2,026      2,947      2,695      2,702      2,532
                          ------     ------     ------     ------     ------    -------    -------    -------
  Net income (loss)
   (1)(2)(4)              $3,283     $2,116     $1,684     $3,222     $5,147    $(5,557)   $ 4,750    $ 1,408
                          ======     ======     ======     ======     ======    =======    =======    =======
Net income (loss) per
 share(1)(2)(4)           $ 0.10     $ 0.06     $ 0.04     $ 0.08     $ 0.13    $ (0.14)   $  0.12    $  0.04
                          ======     ======     ======     ======     ======    =======    =======    =======
Total diluted
 shares                   31,328     35,686     37,552     39,251     40,165     40,326     40,299     40,222



     (1) The quarter ended June 29, 1997 includes $10.4 million of charges associated with the impairment of long-lived assets pursuant to SFAS No. 121. Exclusive of such charges, income from operations, income before income taxes, net income, and net income per diluted share would have been approximately $7.4 million, $7.5 million, 4.8 million and $0.12, respectively.

     (2) The quarter ended December 31, 1997 includes $3,051 of one-time merger and related charges associated with the acquisition of McQueen. Exclusive of such charges and the expense referenced in (3) below, income from operations, income before income taxes, net income and net income per diluted share would have been approximately $13.4 million, $9.8 million, $7.3 million and $0.18, respectively.

     (3) The quarter ended December 31, 1997 includes $2,795 of expense associated with acquisition related in-process research and development cost.

     (4) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 15 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are equity offerings, cash flows from operations and available borrowings under its credit facility. The net proceeds to the Company of $39.7 million from its April 1996 initial public offering were used to repay certain debt outstanding at such time and make capital expenditures. In November 1996, the Company received proceeds, net of offering expenses, of $71.5 million from the sale of approximately
2.4 million shares of common stock pursuant to a secondary offering. The Company has utilized certain of these proceeds and the balance of the funds available from the initial public offering to make additional capital expenditures associated primarily with its technical support services as identified above, to repay debt associated with entities it has acquired subsequent to the public offerings, to acquire interest in and provide capitalization to a joint venture entry into the healthcare service industry, invest in technology applications to further the Company's service offerings and for working capital and general corporate purposes. In addition, the Company intends similar uses from the balance of such funds, including possible additional acquisitions. Pending any such use, the Company will invest the balance of its available funds in short-term, investment grade securities or money market instruments.

     Subsequent to December 1997, the Company entered into a new $150.0 million syndicated credit facility which provides for multi-currency lending. This new facility will accrue borrowings at tiered levels between 75 and 175 basis points above listed LIBOR pursuant to a defined ratio calculation within the agreement. The facility which matures in February 2001, contains certain financial covenants associated with debt ratios, leverage, coverage and capital expenditures and acquisitions as defined by the agreement.

     During 1997, the Company generated approximately $14.8 million in cash, net from operating activities. The combination of these funds with the $3.0 million received from issuance of common stock, $2 million received from grants associated with the construction of its eighth domestic IT call center and available cash and cash equivalents, were used in 1997 to fund $21.8 million of capital expenditures, $8 million in marketable security investments, $5.4 million in repayment of debt, $5.1 million of investments in a joint venture and $1.8 million to make an acquisition. The capital equipment expenditures were predominantly the result of the Company's continued expansion, both domestically and internationally, in providing technical product support services. During 1997, the Company constructed its eighth domestic IT call center, outfitted another and funded the expansion and enhancing of the technology base from which services are provided. Internationally, the Company opened two new IT call centers, expanded four other call centers and also enhanced its technology base. As a result of the Company's expansion and continued integration of its 1997 acquisitions, it is anticipated that 1998 capital expenditures will approximate $20 million. The debt repayments were associated with assumed debt levels resulting from certain acquisitions the Company completed during 1997. Also in 1997, the Company was involved in the formation of a joint venture entity, Sykes HealthPlan Services, Inc. During 1997, the Company funded approximately $5.1 million and has committed another $12.4 million for its share of the capitalization of this organization.

     During 1997, the Company acquired Info Systems of North Carolina, Inc., Telcare Gesellschaft fur Telekommunikations-Mehrwertdieste mbH, TAS Telemarketing Gesellschaft fur Kommunikations und Dialog mbH, TAS Hedi Fabinyi GmbH, and McQueen International Limited. The aggregate purchase price for these acquisitions was approximately 6,020,000 shares of the Company's common stock plus assumed debt, and were accounted for using the pooling-of-interests method of accounting. In addition, the Company also acquired the stock of Translation, Fulfillment & Communication, N.V ('Traffic") and related assets for $1.8 million in cash and accounted for the acquisition utilizing the purchase method of accounting. In the aggregate, the acquisitions expanded the Company's geographical presence in Europe and expanded the service offerings that the Company provides. Pursuant to the acquisitions, the Company has approximately $36.3 million in debt at December 31, 1997.

     During 1996, the Company generated approximately $0.6 million in cash, net, from operations. The Company has used these funds plus a portion of its $111.2 million proceeds from its public offerings, together with $5.6 million received as incentive grants from local and state governmental agencies, to fund $23.1 million of capital expenditures in 1996 predominantly to construct and outfit three new IT call centers.

     During 1996, the Company increased its European technical support presence and acquired additional sophisticated information technology capabilities to enhance its technical support services through the acquisitions of Datasvar Support AB and

DiagSoft, Inc. The purchase price for these acquisitions was approximately
1.4 million shares of the Company's common stock, and were accounted for using the pooling-of-interests method of accounting.

     The Company has evaluated the year 2000 impact on its internal financial and operational systems. Management does not believe that the year 2000 will have a material effect on its or its subsidiaries financial condition or business operations.

     The Company believes that its current cash levels, accessible funds under its credit facilities and cash flows from future operations, will be adequate to meet its continued expansion objectives, anticipated levels of capital expenditures and debt repayment requirements, including those that may be required pursuant to the integration of its acquisitions, for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1997, the Financing Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" which is effective for periods ending after December 15, 1998. This statement establishes standards for computing and presenting comprehensive income which includes translation adjustments. In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is also effective for periods ending after December 15, 1998. This statement establishes additional disclosure requirements for business segments.

Management is currently assessing the future period impact of SFAS No. 130 and 131 on the Company's presentation of results of operations, changes in shareholders' equity and segment disclosures.


SUBSEQUENT EVENT

Subsequent to December 31, 1997, the Company's joint venture entity signed definitive agreements to acquire Health International ("HI") and Prudential Service Bureau, Inc. ("PSBI"). The combined purchase price of the two acquisitions was $72.6 million and the transactions were expected to be completed by March 31, 1998. HI is a disease management company that provides a comprehensive managed medical care program for employees and plan administrators. PSBI provides a wide range of call center-based health and welfare benefits and administrative services.

These acquisitions will be accounted for by the joint venture utilizing the purchase method of accounting. As a result, the Company anticipates the recording of non-recurring charges approximating $11.8 million, representing its share of the joint venture's acquired in process research and development.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Sykes Enterprises, Incorporated


We have audited the consolidated balance sheet of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1997 and the consolidated results of their operations and their cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

We previously audited and reported on the consolidated statements of income and cash flows of Sykes Enterprises, Incorporated and subsidiaries for the years ended December 31, 1995 and 1996, prior to their restatement for the 1997 pooling of interest of McQueen International Limited. The contribution of Sykes Enterprises, Incorporated and subsidiaries to revenues and net income represented 69 percent and 69 percent in 1995 and 73 percent and 84 percent in 1996, respectively, of the respective restated totals. Separate financial statements of McQueen International Limited included in the 1995 and 1996 restated consolidated statements of income and cash flows were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet as of December 31, 1996 and the statements of income and cash flows for the years ended December 31, 1995 and 1996, after restatement for the 1997 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Notes 1 and 2 of notes to consolidated financial statements.


                                             Coopers & Lybrand L.L.P.


Tampa, Florida
March 6, 1998

MCQUEEN INTERNATIONAL LIMITED
REPORT OF THE INDEPENDENT AUDITORS

Board of Directors
McQueen International Limited

We have audited the consolidated balance sheets of McQueen International Limited and its subsidiaries as of February 28, 1997 and 1996 and the related consolidated statement of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McQueen International Limited and its subsidiaries as of February 28, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.


GRANT THORNTON
Edinburgh
United Kingdom

February 18, 1998

                       SYKES ENTERPRISES, INCORPORATED
                         CONSOLIDATED BALANCE SHEETS



                                                                  DECEMBER 31,      DECEMBER 31,
                                                                     1996               1997
                                                                 -------------     -------------
ASSETS
Current assets
 Cash and cash equivalents ..................................    $  92,836,884     $  70,523,067
 Receivables, including unbilled ............................       56,970,273        68,520,471
 Prepaid expenses and other current assets ..................        8,266,841        11,377,920
                                                                 -------------     -------------

  Total current assets ......................................      158,073,998       150,421,458

Property and equipment, net .................................       53,620,430        71,282,183

Marketable securities .......................................             --           7,800,002

Investment in joint venture .................................             --           2,285,142

Deferred charges and other assets ...........................        2,829,103         9,874,680
                                                                 -------------     -------------

                                                                 $ 214,523,531     $ 241,663,465
                                                                 =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current installments of long-term debt .....................    $   8,345,239     $   2,989,271
 Accounts payable ...........................................       15,104,013        19,905,671
 Income tax payable .........................................        1,899,168         2,725,177
 Accrued employee compensation and benefits .................       10,203,068        10,035,233
 Other accrued expenses and current liabilities .............       13,149,137         6,449,650
                                                                 -------------     -------------

  Total current liabilities .................................       48,700,625        42,105,002

Long-term debt ..............................................        5,177,678        33,312,597

Deferred income taxes .......................................        4,420,562         4,374,963

Deferred grants .............................................       12,081,537        14,083,691
                                                                 -------------     -------------

   Total liabilities ........................................       70,380,402        93,876,253
                                                                 -------------     -------------

Commitments and contingencies (Notes 7 and 10)


Shareholders' equity
 Preferred stock, $0.01 par value, 10,000,000 shares
  authorized; no shares issued and outstanding ..............             --                --
 Common stock, $.01 par value; 200,000,000 shares authorized;
  38,858,274 and 39,057,626 issued and oustanding ...........          388,583           390,576
 Additional paid-in capital .................................      131,013,883       133,579,200
 Retained earnings ..........................................       12,930,738        17,106,620
 Unrealized loss on securities, net of taxes ................             --            (734,518)
 Accumulated foreign currency translation adjustments .......         (190,075)       (2,554,666)
                                                                 -------------     -------------

   Total shareholders' equity ...............................      144,143,129       147,787,212
                                                                 -------------     -------------

                                                                 $ 214,523,531     $ 241,663,465
                                                                 =============     =============



         See accompanying notes to consolidated financial statements

                       SYKES ENTERPRISES, INCORPORATED
                      CONSOLIDATED STATEMENTS OF INCOME




                                                       YEARS ENDED DECEMBER 31,
                                        -------------------------------------------------
                                             1995             1996              1997
                                        -------------     -------------     -------------

Revenues ...........................    $ 155,956,584     $ 218,995,751     $ 313,184,554
                                        -------------     -------------     -------------

Operating expenses
 Direct salaries and related costs .      101,702,512       134,235,748       195,449,373
 General and administrative ........       47,172,960        67,823,910        87,727,877
 Impairment of long-lived asset ....             --                --          10,400,000
                                        -------------     -------------     -------------
  Total operating expenses .........      148,875,472       202,059,658       293,577,250
                                        -------------     -------------     -------------
Income from operations .............        7,081,112        16,936,093        19,607,304
Other income (expense)
 Interest, net .....................       (1,685,656)         (596,828)          766,637
 Loss from joint venture ...........             --                --          (2,828,000)
 Other .............................          175,797           455,215          (922,735)
                                        -------------     -------------     -------------
  Total other income (expense) .....       (1,509,859)         (141,613)       (2,984,098)
                                        -------------     -------------     -------------
Income before income taxes .........        5,571,253        16,794,480        16,623,206
Provision for income taxes
 Current ...........................        1,429,857         6,437,122        10,863,000
 Deferred ..........................        1,255,753           (14,185)           13,000
                                        -------------     -------------     -------------
  Total provision for income taxes .        2,685,610         6,422,937        10,876,000
                                        -------------     -------------     -------------
Net income .........................        2,885,643        10,371,543         5,747,206
Preferred stock dividends ..........             --             (47,343)             --
                                        -------------     -------------     -------------
Net income applicable to
 common shareholders ...............    $   2,885,643     $  10,324,200     $   5,747,206
                                        =============     =============     =============

Pro forma income data (unaudited)
Income before income taxes .........    $   5,571,253     $  16,794,480
Pro forma provision for income taxes
 relating to S corporation .........          172,000            67,000
Actual provision for income taxes ..        2,685,610         6,422,937
                                        -------------     -------------
  Total provision and pro forma
   provision for income taxes ......        2,857,610         6,489,937
                                        -------------     -------------
Pro forma net income ...............        2,713,643        10,304,543
Preferred stock dividends ..........             --             (47,343)
                                        -------------     -------------
Pro forma net income
 applicable to common shareholders .    $   2,713,643     $  10,257,200
                                        =============     =============

Pro forma basic net income per share
 (actual for 1997) .................    $        0.09     $        0.30     $        0.15
                                        =============     =============     =============
Pro forma diluted net income per
 share (actual for 1997) ...........    $        0.09     $        0.29     $        0.14
                                        =============     =============     =============

Shares outstanding
 Basic .............................       29,945,275        34,411,266        38,982,002
 Diluted ...........................       31,328,520        35,954,323        40,253,046



           See accompanying notes to consolidated financial statements

                         SYKES ENTERPRISES, INCORPORATED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                            Accumulated
                                                                                                             Foreign
                                                  Additional                                   Unrealized    Currency
                            Common Stock           Paid-In         Retained       Unearned      Loss on     Translation
                          Shares     Amount        Capital         Earnings     Compensation   Securities    Adjustment
                       ----------   --------   -------------    ------------    -----------    ----------   -----------

Balance at
 January 1, 1995 ...   27,015,159   $270,152   $   3,314,571    $  8,310,368    $(2,081,611)   $    --      $   (18,079)
 Issuance of common
  stock ............       62,013        620       6,261,892            --             --           --             --
 Stock dividend ....      123,104      1,231          (1,231)           --             --           --             --
 Repurchase of
  common stock .....         --         --          (150,815)           --             --           --             --
 Distributions .....         --         --              --          (683,452)          --           --             --
 Unearned employee
  compensation from
  Employee Stock
  Ownership Plan
  Trust ............         --         --              --              --          743,570         --             --
 Reserve adjustment          --         --              --          (716,100)          --           --             --
 Foreign currency
  translation
  adjustment .......         --         --              --              --             --           --           64,209
 Net income ........         --         --              --         2,885,643           --           --             --
                       ----------   --------   -------------    ------------    -----------    ---------    -----------
Balance at
 December 31, 1995 .   27,200,276    272,003       9,424,417       9,796,459     (1,338,041)        --           46,130
 Merger with
  Sykes Realty, Inc.    2,745,000     27,450         238,116        (827,554)          --           --             --
 Conversion of
  redeemable
  preferred stock ..      448,029      4,480       5,371,872      (5,376,352)          --           --             --
 Issuance of
  common stock .....    6,427,632     64,277     112,276,067            --             --           --             --
 Three-for-two
  stock split ......    2,037,337     20,373         (20,373)           --             --           --             --
 Repurchase of
  common stock .....         --         --          (142,702)           --             --           --             --
 Distributions .....         --         --              --          (986,015)          --           --             --
 Tax effect of
  non-qualified
  exercise of
  stock options ....         --         --         3,866,486            --             --           --             --
 Unearned employee
  compensation from
  Employee Stock
  Ownership Plan
  Trust ............         --         --              --              --        1,338,041         --             --
 Foreign currency
  translation
  adjustment .......         --         --              --              --             --           --         (236,205)
 Preferred stock
  dividends ........         --         --              --           (47,343)          --           --             --
 Net income ........         --         --              --        10,371,543           --           --             --
                       ----------   --------   -------------    ------------    -----------    ---------    -----------
Balance at
 December 31, 1996 .   38,858,274    388,583     131,013,883      12,930,738           --           --         (190,075)
 Issuance of
  common stock .....      199,352      1,993       3,037,968            --             --           --             --
 Capital
  contribution .....         --         --         1,237,000            --             --           --             --
 Repurchase of
  common stock .....         --         --        (2,623,651)           --             --           --             --
 Tax effect of
  non-qualified
  exercise of
  stock options ....         --         --           914,000            --             --           --             --
 Unrealized loss
  on securities, net
  of income taxes ..         --         --              --              --             --       (734,518)          --
 Distributions .....         --         --              --          (496,972)          --           --             --
 Adjustments to
  conform fiscal
  year of McQueen
  International
  Limited (Note 2)..         --         --              --        (1,074,352)          --           --             --
 Foreign currency
  translation
  adjustment .......         --         --              --              --             --           --       (2,364,591)
 Net income ........         --         --              --         5,747,206           --           --             --
                       ----------   --------   -------------    ------------    -----------    ---------    -----------
Balance at
 December 31, 1997 .   39,057,626   $390,576   $ 133,579,200    $ 17,106,620    $      --      $(734,518)   $(2,554,666)
                       ==========   ========   =============    ============    ===========    =========    ===========


           See accompanying notes to consolidated financial statements

                       SYKES ENTERPRISES, INCORPORATED
                    CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                       YEARS ENDED DECEMBER 31,
                                                                         ---------------------------------------------------
                                                                              1995              1996                1997
                                                                         -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ........................................................     $   2,885,643      $  10,371,543      $   5,747,206
 Depreciation and amortization .....................................         4,629,638          7,978,342         13,260,621
 Impairment of long-lived asset ....................................              --                 --           10,400,000
 In-process research and development
  costs expensed by joint venture...................................              --                 --            2,795,000
 Capital contributions .............................................              --                 --            1,237,000
 Deferred compensation .............................................           949,960               --                 --
 Deferred income taxes .............................................         1,255,753            283,582             13,000
 ESOP allocation (unearned compensation) ...........................           743,570          1,338,041               --
 Loss (gain) on disposal of property
  and equipment ....................................................            38,022            (99,286)          (105,416)
 Changes in assets and liabilities
  Receivables, including unbilled ..................................       (12,953,900)       (21,553,135)        (6,567,198)
  Prepaid expenses and other current assets ........................        (2,406,143)        (3,132,602)          (683,079)
  Deferred charges and other assets ................................        (1,316,847)          (743,451)        (1,098,577)
  Accounts payable .................................................         5,546,764         (1,715,852)           852,658
  Income tax payable ...............................................           255,427            566,643          1,740,009
  Accrued employee compensation and benefits .......................         5,834,552          1,901,386           (167,835)
  Other accrued expenses and current liabilities ...................           433,119          5,393,607         (7,808,556)
                                                                         -------------      -------------      -------------
    Net cash provided by
     operating activities ..........................................         5,895,558            588,818         19,614,833
                                                                         -------------      -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures .............................................       (16,443,031)       (23,115,413)       (21,784,482)
  Investment in marketable securities ..............................              --                 --           (8,000,000)
  Investment in joint ventures .....................................              --                 --           (5,080,142)
  Acquisition of business ..........................................              --                 --           (1,800,000)
  Proceeds from sale of property and equipment .....................           100,402            201,425            208,351
                                                                         -------------      -------------      -------------
    Net cash used for investing activities .........................       (16,342,629)       (22,913,988)       (36,456,273)
                                                                         -------------      -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Paydowns under revolving line of
  credit agreements ................................................       (32,413,539)       (20,771,718)       (72,441,000)
 Borrowings under revolving line of
  credit agreements ................................................        31,013,422         19,916,835         72,441,000
 Proceeds from issuance of stock ...................................         6,261,892        112,340,344          3,039,961
 Proceeds from grants ..............................................         2,603,485          5,642,335          2,000,000
 Proceeds from issuance of long-term debt ..........................         6,233,753          6,668,403            350,467
 Subsidiary stock redemption .......................................          (150,815)          (142,702)        (2,623,651)
 Payment of long-term debt .........................................        (3,728,725)       (12,255,388)        (5,377,591)
 Dividends paid ....................................................          (683,452)        (1,033,358)          (496,972)
                                                                         -------------      -------------      -------------
    Net cash provided by (used for)
     financing activities ..........................................         9,136,021        110,364,751         (3,107,786)
                                                                         -------------      -------------      -------------

Adjustment for foreign currency translation ........................            64,209           (236,205)        (2,364,591)
                                                                         -------------      -------------      -------------
Net increase (decrease) in cash, cash equivalents
 and temporary investments .........................................        (1,246,841)        87,803,376        (22,313,817)
CASH AND CASH EQUIVALENTS - BEGINNING ..............................         6,280,349          5,033,508         92,836,884
                                                                         -------------      -------------      -------------
CASH AND CASH EQUIVALENTS - ENDING .................................     $   5,033,508      $  92,836,884      $  70,523,067
                                                                         =============      =============      =============

Supplemental disclosures of cash flow
 information
  Cash paid during the year for:
   Interest ........................................................     $   1,910,043      $   1,414,925      $   2,614,600
   Income taxes ....................................................     $   2,345,408      $   4,913,279      $   5,845,721



         See accompanying notes to consolidated financial statements

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company" or "Sykes") provides comprehensive information technology outsourcing services including information technology support services, information technology development services and solutions, and software fulfillment. The Company's services are provided to a wide variety of industries.

Unless otherwise noted, all information has been adjusted to retroactively reflect three-for-two stock splits in the form of 50% stock dividends to shareholders of record on July 18, 1996 and May 19, 1997, which was reflected on the Nasdaq National Market on July 29, 1996 and May 29, 1997, respectively.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Sykes Enterprises, Incorporated and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Recognition of Revenue - The Company primarily recognizes its revenue as services are performed. Royalty revenue is recognized at the time royalties are earned and the remaining revenue is recognized on fixed price contracts using the percentage-of-completion method of accounting. Adjustments to fixed price contracts and estimated losses, if any, are recorded in the period when such adjustments or losses are known. Software and product sales are recognized upon shipment.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short term investments classified as available for sale as defined under the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997, cash in the amount of approximately $40.6 million was held in tax free interest bearing investments, approximately $29.9 million was held in taxable interest bearing investments, both of which are classified as available for sale and have an average maturity of approximately 30 days.

Property and Equipment - Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $6.3, $9.2 and $13.2 million for the years ended December 31, 1995, 1996 and 1997, respectively. Property and equipment includes approximately $620,000 and $1.3 million of additions included in accounts payable at December 31, 1996 and 1997, respectively. Accordingly, these non-cash transactions have been excluded from the accompanying Consolidated Statements of Cash Flows for the years ended December 31, 1996 and 1997, respectively.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued

Land received from various governmental agencies under grants is recorded at fair value (as determined by an independent appraiser) at date of grant. During the years ended December 31, 1995, 1996 and 1997 the Company recorded approximately $1,824,000, $317,000 and $430,000, respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the years ended December 31, 1995, 1996 and 1997.

Investment in Joint Venture - The Company has a fifty percent interest in a joint venture that is accounted for using the equity method of accounting. Accordingly, the Company records its proportionate share of the gains and losses of the joint venture in the consolidated statement of income.

Deferred Charges and Other Assets - Deferred charges and other assets consist primarily of goodwill, long-term deposits, and covenants not to compete arising from business acquisitions. These intangible assets are being amortized over periods ranging from two to fifteen years. Amortization expense was approximately $337,000, $415,000 and $499,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Accumulated amortization was approximately $752,000 and $1,251,000 at December 31, 1996 and 1997, respectively.

Impairment of Long-Lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment and writes down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 1996, under this analysis, the Company determined that the value of the assets were not impaired. During 1997, the Company recorded an impairment loss of $10.4 million related to an acquisition made during the year.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company and its consolidated subsidiaries are either taxed as C corporations or have elected to be taxed as an S corporation under the provisions of the Internal Revenue Code through the effective date of the Company's initial public offering (See Note 16). The Company's affiliate which elected to be taxed as an S corporation terminated its S corporation election during 1996 and accordingly became subject to federal and state income taxes.

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

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued

Foreign Currency Translation - The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses is not included in determining net income, but is accumulated as a separate component of shareholders' equity. Foreign currency transactional gains and losses are included in determining net income. Such gains and losses are not material for any period presented.

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

Year 2000 - The Company has evaluated the year 2000 impact on its internal financial and operational systems. Management does not believe that the year 2000 will have a material effect on its financial condition or business operations.

Accounting Pronouncements - In June 1997, the Financing Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" which is effective for periods ending after December 15, 1998. This statement establishes standards for computing and presenting comprehensive income which includes translation adjustments. In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is also effective for periods ending after December 15, 1998. This statement establishes additional disclosure requirements for business segments.

Management is currently assessing the future period impact of SFAS No. 130 and 131 on the Company's presentation of results of operations, changes in shareholders' equity and segment disclosures.

NOTE 2 - ACQUISITIONS AND MERGERS

Effective January 1, 1997, the Company acquired all of the common stock of Traffic, N.V. ("Traffic") of Brussels, Belgium, and certain other assets, for approximately $1.8 million in cash. Traffic specializes in foreign language translation and multi-media documentation development. The transaction was accounted for under the purchase method of accounting and pro forma information is not presented, as the operating results are not material to the Company's consolidated operations.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued

On March 31, 1997, the Company acquired Info Systems of North Carolina, Inc. ("Info Systems") in exchange for approximately 1.1 million shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. Info Systems is engaged in the design, development, licensing and support of information management solutions to the retail, manufacturing and distribution industries.

On June 16, 1997, the Company acquired all of the stock of Telcare Gesellschaft fur Telekommunikations-Mehrwertdieste mbH ("Telcare") of Wilhelmshaven, Germany, in exchange for 750,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. Telcare operates an information technology call center and provides technical support and service to numerous industries in Germany.

On September 26, 1997, the Company acquired all of the stock of TAS Telemarketing Gesellschaft fur Kommunikation und Dialog mbH ("TAS I") of Bochum, Germany in exchange for 400,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. TAS I provides technical call center support and customer care services, database development, consulting and training services to customers in Germany and surrounding countries.

On September 26, 1997, the Company acquired all of the stock of TAS Hedi Fabinyi GmbH ("TAS II") of Stuttgart, Germany, in exchange for 180,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. TAS II provides technical call center support and customer care services, to customers in Germany and surrounding countries.

On December 31, 1997, the Company acquired all of the stock of McQueen International Limited ("McQueen") of Galashiels, Scotland, in exchange for 3,540,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. McQueen provides inbound call center support and customer service, software fulfillment and foreign language translation and localization services.

On April 7, 1997 McQueen acquired the Media Services divisions of Rand McNally & Company, comprising the US Division, Rand McNally Media Services Inc., and Rand McNally International Business Services BV, a Netherlands division with an operational branch in Ireland, for approximately $30.0 million, including acquisition costs. This purchase price was entirely financed through the issuance of notes to the seller. Accordingly, this non-cash transaction has been excluded from the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 1997. The acquisition has been accounted for by the purchase method of accounting. Accordingly, the results of operations for the eight months ended December 31, 1997 of Rand McNally Media Services Inc and Rand McNally International Business Services BV have been included in the accompanying financial statements. The excess of the total acquisition cost over the fair value of net assets acquired in the amount of $6.9 million after an impairment of $10.4 million is being amortized on a straight line basis over fifteen years. The unaudited pro forma combined historical results, as if the Media Services division of Rand McNally & Company had been acquired on January 1, 1996.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued

January 1, 1996 are estimated to be revenues of $285,249,000, net income of $10,752,000, and basic and diluted earnings per share of $0.31 and $0.30, respectively for 1996 and revenues of $329,748,000, net income of $5,871,000, and basic and diluted earnings per share of $0.15 and $0.15, respectively for 1997. The pro forma results include amortization of the intangibles noted above and interest expense on the debt assumed to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1996, nor are they necessarily indicative of future consolidated results.

McQueen had a February 28 fiscal year end and, accordingly, the McQueen statements of income for the years ended February 28, 1996 and 1997 have been combined with the Sykes' statements of income for the years ended December 31, 1995 and 1996, respectively. In order to conform McQueen's fiscal year end to Sykes' calendar year end, the consolidated statement of income for 1997 includes two months (January and February 1997) for McQueen which are also included in the consolidated statements of income for the year ended December 31, 1996. Accordingly, an adjustment has been made during 1997 to retained earnings for the duplication of net income of approximately $1.1 million for such two month period. McQueen's revenue for the two months (January and February 1997) was approximately $12.3 million.

The above transactions, excluding Traffic and McQueen's purchase of the Media Services division of Rand McNally & Company, have been accounted for as pooling-of-interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Info Systems, Telcare, TAS I, TAS II and McQueen.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued

Separate results of operations for the periods prior to the mergers with Info Systems, Telcare, TAS I, TAS II and McQueen are outlined below.

                                                                 December 31,
                                                       --------------------------------
                                                            1995               1996
                                                       ------------        ------------
Revenue:
 Sykes...........................................      $ 74,594,634        $117,018,154
 Info Systems....................................        23,317,923          25,196,629
 Telcare.........................................         3,587,292           6,405,423
 TAS I...........................................         4,318,972           7,922,762
 TAS II..........................................         2,075,363           3,467,533
 McQueen.........................................        48,062,400          58,985,250
                                                       ------------        ------------

Combined.........................................      $155,956,584        $218,995,751
                                                       ============        ============

Net income:
 Sykes...........................................      $  2,396,085        $  9,817,484
 Info Systems....................................          (304,526)         (1,982,510)
 Telcare.........................................          (489,725)            282,130
 TAS I...........................................           337,453             435,729
 TAS II..........................................            53,556             124,560
 McQueen.........................................           892,800           1,694,150
                                                       ------------        ------------

Combined.........................................      $  2,885,643        $ 10,371,543
                                                       ============        ============

Other changes in shareholders' equity:
 Sykes...........................................      $    190,775        $113,916,826
 Info Systems....................................           678,051           2,356,235
 Telcare.........................................            46,912              69,494
 TAS I...........................................          (275,691)           (290,208)
 TAS II..........................................           (18,151)            (13,445)
 McQueen.........................................         5,614,128            (464,865)
                                                       ------------        ------------

Combined.........................................      $  6,236,024        $115,574,037
                                                       ============        ============



NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of approximately $2.3 million of receivables from a significant customer (See Note 15), the Company's credit concentrations are limited due to the wide variety of customers and markets into which the Company's services are sold.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - RECEIVABLES

Receivables consist of the following:

                                                               December 31,
                                                       ----------------------------
                                                            1996           1997
                                                       ------------    ------------

Trade accounts receivable.......................       $ 49,416,729    $ 52,765,811
Unbilled accounts receivable....................          2,843,193       9,937,777
Note from officer...............................                 -          418,958
Other...........................................          5,208,480       5,935,320
                                                       ------------    ------------
                                                         57,468,402      69,057,866
Less allowance for doubtful accounts............            498,129         537,395
                                                       ------------    ------------
                                                       $ 56,970,273    $ 68,520,471
                                                       ============    ============


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                               December 31,
                                                        ----------------------------
                                                           1996           1997
                                                        ------------    ------------
Land............................................       $  2,506,421    $  3,008,222
Buildings and leasehold improvements............         18,777,157      24,340,797
Equipment, furniture and fixtures...............         56,469,008      82,950,507
Transportation equipment........................            759,822         441,647
Construction in progress........................              -           6,344,495
                                                       ------------    ------------
                                                         78,512,408     117,085,668
Less accumulated depreciation...................         24,891,978      45,803,485
                                                       ------------    ------------
                                                       $ 53,620,430    $ 71,282,183
                                                       ============    ============


NOTE 6 - MARKETABLE SECURITIES

On May 8, 1997, the Company purchased approximately 1.066 million shares of SystemSoft Corp. common stock in conjunction with a strategic technology exchange agreement between the parties. On June 20, 1997, the Company converted a $1.0 million note receivable into a to be determined number of shares of InfoCure Corporation common stock, which will have a market value of $1.0 million. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investments are classified as available-for-sale securities and are carried at an aggregate market value of $7.8 million as of December 31, 1997. The Company's cost basis in these investments is $9.0 million, and the unrealized loss of approximately $1.2 million, net of deferred income taxes of approximately $465,000, is reported as a separate component of shareholders' equity.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - LONG-TERM DEBT

Long term debt consists of the following:

                                                     December 31,
                                             ---------------------------
                                                 1996          1997
                                             -----------     -----------
Secured loan note, principal and
interest payable in annual installments
through November 1999, interest at 8
percent, collateralized by certain
assets .................................     $      --       $   855,675

Secured loan notes, interest payable in
quarterly installments through December
1999, interest at varying rates up to
9.6 percent, principal due in three
installments during 1999, collateralized
by certain assets ......................            --        26,950,400

Notes payable and capital leases,
principal and interest payable in
monthly installments through December
2002, interest at varying rates up to
prime plus 1 percent, collateralized by
certain receivables and equipment ......      13,522,917       8,495,793
                                             -----------     -----------
                                              13,522,917      36,301,868
Less current portion ...................       8,345,239       2,989,271
                                             -----------     -----------
                                             $ 5,177,678     $33,312,597
                                             ===========     ===========

Future principal maturities subsequent to December 31, 1998 are as follows:

                                 1999............................ $29,569,573
                                 2000............................   1,232,487
                                 2001............................   1,140,042
                                 2002............................   1,370,495
                                                                  -----------
                                                                  $33,312,597
                                                                  ===========

Effective December 31, 1996, the Company entered into an agreement replacing its previous credit line with an unsecured revolving $25.0 million facility. This new facility accrues borrowings at tiered levels between 125 and 200 basis points above listed LIBOR pursuant to a defined ratio calculation within the agreement, and includes as annual commitment fee of
0.1 percent of the committed amount. The facility matures in June 1998, and contains certain covenants associated with tangible net worth, debt and debt funding as defined by the agreement. There were no borrowings outstanding under this agreement at December 31, 1996 or 1997, respectively.

Subsequent to December 1997, the Company entered into a new $150 million syndicated credit facility which provides for multi-currency lending. This new facility will accrue borrowings at tiered levels between 75 and 175 basis points above listed LIBOR pursuant to a defined ratio calculation within the agreement, and will accrue as unused commitment fee at tiered levels between 15 and 37.5 basis points above listed LIBOR. The facility which matures in

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - LONG-TERM DEBT, continued

February 2001, contains certain financial covenants associated with debt ratios, leverage, coverage and capital expenditures and acquisitions as defined by the agreement.

During 1996, a subsidiary of the Company entered into a $2.0 million and a $1.25 million credit facility. These facilities consisted of a revolving line of credit maturing in November 1997. The Company had no borrowings under either credit facility at December 31 1996 or 1997, respectively, and both of these credit facilities were canceled during 1997.

NOTE 8 - INCOME TAXES

The components of income before income taxes are as follows:

                                                    December 31,
                                       --------------------------------------
                                           1995          1996         1997
                                       -----------   -----------  -----------
Domestic.............................. $ 1,179,908   $10,823,955  $ 8,551,740
Foreign...............................   4,391,345     5,970,525    8,071,466
                                       -----------   -----------  -----------
 Total income before
  income taxes........................ $ 5,571,253   $16,794,480  $16,623,206
                                       ===========   ===========  ===========


Provision for income taxes consists of the following:

                                                      December 31,
                                       --------------------------------------
                                           1995          1996        1997
                                       -----------   -----------  -----------
Current:
 Federal.............................. $  (174,520)  $ 3,573,533  $ 6,906,000
 State................................     (35,875)      610,632    1,229,000
 Foreign..............................   1,640,252     1,955,190    2,728,000
                                       -----------   -----------  -----------
  Total current provision
   for income taxes...................   1,429,857     6,139,355   10,863,000
                                       -----------   -----------  -----------

Deferred:
 Federal..............................   1,054,967        (2,000)     (99,000)
 State................................     183,006        56,250      (25,000)
 Foreign..............................      17,780       229,332      137,000
                                       -----------   -----------  -----------
  Total deferred provision
   for income taxes...................   1,255,753       283,582       13,000
                                       -----------   -----------  -----------

   Total provision for
    income taxes...................... $ 2,685,610   $ 6,422,937  $10,876,000
                                       ===========   ===========  ===========

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME Taxes, continued

The components of the net deferred tax asset (liability) are as follows:

                                                                 December 31,
                                                         ----------------------------
                                                             1996            1997
                                                         -----------      -----------
Domestic current:
Deferred tax asset:
 Accrued expenses ..................................     $   686,000      $   800,000
 Deferred compensation .............................              --          246,000
 Bad debt reserve ..................................          15,000          119,000
 Other .............................................          53,000            7,000
                                                         -----------      -----------
  Total current deferred tax asset .................     $   754,000      $ 1,172,000
                                                         -----------      -----------

Deferred tax liability:
 Property and equipment ............................     $  (149,000)     $        --
 Cash to accrual-Section 481 adjustment ............        (277,000)        (488,000)
                                                         -----------      -----------
  Total current deferred tax liability .............        (426,000)        (488,000)
                                                         -----------      -----------
   Net domestic current deferred tax asset .........     $   328,000      $   684,000
                                                         -----------      -----------
Foreign current:
Deferred tax asset:
 Net operating loss carry-forward ..................     $   571,000      $   135,000
 Less: valuation allowance .........................        (571,000)        (135,000)
                                                         -----------      -----------
  Total foreign non-current deferred tax asset .....     $        --      $        --
                                                         -----------      -----------

Net current deferred asset .........................     $   328,000      $   684,000
                                                         ===========      ===========

Domestic non-current:
Deferred tax asset:
 Deferred compensation .............................     $   240,000      $        --
 Unrealized loss on security .......................              --          466,000
 Intangible assets .................................              --           40,000
 Accrued expenses ..................................           3,000               --
 Other .............................................              --            3,000
                                                         -----------      -----------
  Total non-current deferred tax asset .............     $   243,000      $   509,000
                                                         -----------      -----------

Deferred tax liability:
 Property and equipment ............................     $  (338,000)     $  (504,000)
 Cash to accrual-Section 481 adjustment ............      (2,903,000)      (2,437,000)
 Accrued liabilities ...............................              --         (258,000)
 Other .............................................        (244,562)        (526,963)
                                                         -----------      -----------
  Total non-current deferred tax liability .........      (3,485,562)      (3,725,963)
                                                         -----------      -----------
   Net domestic non-current deferred tax liability .     $(3,242,562)     $(3,216,963)
                                                         -----------      -----------
Foreign non-current:
Deferred tax liability:
 Property and equipment ............................     $(1,178,000)     $(1,158,000)
                                                         -----------      -----------
  Total non-current deferred tax liability .........      (1,178,000)      (1,158,000)
                                                         -----------      -----------
   Net foreign non-current deferred tax liability ..     $(1,178,000)     $(1,158,000)
                                                         -----------      -----------
Net non-current deferred tax liability .............     $(4,420,562)     $(4,374,963)
                                                         ===========      ===========

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES, continued

The corporation has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $6.0 million at December 31, 1997, excluding amounts which, if remitted, generally would result in minimal additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $700,000 would have been required.

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

The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements:

                                                   December 31,
                                    -----------------------------------------
                                        1995           1996           1997
                                    -----------    -----------    -----------

Statutory tax...................    $ 1,894,000    $ 5,710,000    $ 5,818,000
State income taxes net of
 federal tax benefit............         67,000        316,000        759,000
Effect of income not subject to
 federal and state income tax...       (155,000)      (284,000)    (1,015,000)
Change in tax rate..............          -              -             71,000
Non-deductible amortization.....          -              -          3,640,000
Loss on joint venture...........          -              -            990,000
Foreign taxes, net of foreign
 income not taxed in the
 United States..................        444,264        276,937        133,000
Permanent differences...........        366,555        153,000        582,000
Tax credits.....................        (90,209)         -              -
Other...........................        159,000        251,000       (102,000)
                                    -----------    -----------    -----------
  Total provision for income
    taxes.......................    $ 2,685,610    $ 6,422,937    $10,876,000
                                    ===========    ===========    ===========


The Company is currently under examination by the Internal Revenue Service for tax years ended July 31, 1991, 1992, 1993 and 1994. The Company has reviewed various matters that are under consideration and believes that it has adequately provided for any liability that may result from this examination. In the opinion of management, any liability that may arise from prior periods as a result of the examination will not have a material effect on the Company's financial condition or results of operations.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share includes the weighted average number of common shares outstanding during the periods and further assumes, (i) that the redeemable preferred stock was converted at the beginning of each period, or date of issuance, if later, and (ii) that earnings were increased for preferred dividends that would not have been incurred had conversion taken place. Diluted earnings per share includes, dilutive stock options using the treasury stock method.

The numbers of shares used in the earnings per share computation are as follows:

                                                   December 31,
                                     ----------------------------------------
                                        1995           1996           1997
                                     ----------     ----------     ----------
Basic:
 Weighted average
  common outstanding..............   29,945,275     34,411,266     38,982,002
                                     ----------     ----------     ----------
   Total basic....................   29,945,275     34,411,266     38,982,002

Diluted:
 Conversion of
  preferred stock.................      672,044        227,151          -
 Dilution of stock options........      711,201      1,315,906      1,271,044
                                     ----------     ----------     ----------
   Total diluted..................   31,328,520     35,954,323     40,253,046
                                     ==========     ==========     ==========


NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and buildings under operating leases having terms ranging from one to twenty-two years. The building leases contain up to two five year renewal options.

Rental expense under operating leases for the years ended December 31, 1995, 1996 and 1997 was approximately $2,569,000, $6,177,000 and $4,949,000, respectively. Rental expense for an office building leased from the Company's major shareholder, net of subleases was approximately $104,000, $104,000 and $88,000 for each of the years ended December 31, 1995, 1996 and 1997, respectively. This building was sold during November 1997, which terminated the sublease agreement.

The Company has a ten-year operating lease agreement, signed in 1995, with the Company's majority shareholder for its corporate aircraft. The lease expense for the years ended December 31, 1995, 1996 and 1997 was approximately $51,000, $615,000 and $618,000, respectively.

The Company had a five year sublease agreement with an unrelated tenant for its Charlotte, North Carolina facility. The minimum sublease rental amounts the Company was expected to receive for the years ended December 31, 1998 and 1999, was approximately $187,000 and $94,000 respectively. This building was sold during November 1997, which terminated the sublease agreement.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - COMMITMENTS AND CONTINGENCIES, continued

The following is a schedule of future minimum rental payments under operating leases having a remaining noncancelable term in excess of one year subsequent to December 31, 1997:

                                      Related          Non-Related          Total
Year                                   Party             Party              Amount
----                                -----------       -----------        -----------

1998..............................  $   618,000       $ 3,417,000        $ 4,035,000
1999..............................      618,000         2,820,000          3,438,000
2000..............................      618,000         2,131,000          2,749,000
2001..............................      618,000         1,802,000          2,420,000
2002..............................      618,000         1,306,000          1,924,000
Thereafter........................    1,803,000        12,485,000         14,288,000
                                    -----------       -----------        -----------
 Total minimum payments required..  $ 4,893,000       $23,961,000        $28,854,000
                                    ===========       ===========        ===========


During 1997, the Company entered into a joint venture with HealthPlan Services, Inc., for the purpose of managing call centers focused on customer services related to the health care services industry. The Company has committed to invest $17.5 million for a fifty percent equity interest in the joint venture. As of December 31, 1997, the Company has invested approximately $5.1 million of its commitment in the joint venture.

The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the original plan provisions, the Company matched 25% of participant contributions to a maximum matching amount of 1% of participant compensation. During 1997, the Company increased the 401 (k) matching provision to 50% of participating contributions to a maximum matching amount of 2% of participant compensation. Company contributions are funded on a bi-weekly basis. The Company contribution was approximately $143,000, $170,000 and $295,000 for the years ended December 31, 1995, 1996 and 1997, respectively. In addition, one of the Company's subsidiaries maintains a separate defined contribution plan. The contributions made to this plan was approximated $180,000, $198,000 and $244,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLAN, continued

In June 1992, one of the Company's subsidiaries established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees. In August 1992, the ESOP purchased 249,350 shares of the subsidiary's common stock. In connection with the stock purchase, the subsidiary made a cash contribution of $1.0 million to the ESOP and entered into a note payable of $3.1 million. As the debt was repaid, shares were released from collateral and allocated to active employees, based on the proportion of debt service paid in the current year. The note payable associated with the ESOP was repaid as of December 31, 1996 and all shares were released to eligible employees.

NOTE 12 - PUBLIC OFFERINGS

In April 1996, the Company completed its initial public offering for the sale of 4,500,000 shares of common stock. Coincident with such offering, the underwriters of the offering exercised their 15% over-allotment and accordingly an additional 939,978 shares of the Company's common stock were sold by the Company. The Company received approximately $39.7 million from the sale of the shares, net of underwriting discounts and expenses associated with such offering. The proceeds were used to repay all outstanding indebtedness and make capital expenditures, with the remaining balance held for general corporate and working capital purposes.

In November 1996, the Company completed a secondary offering for the sale of 2,419,890 shares of common stock, inclusive of the underwriters over-allotment option. The Company received approximately $71.5 million from the offering, net of underwriting discounts and expenses. The net proceeds were held for general corporate and working capital purposes.

NOTE 13 - STOCK OPTIONS

In 1995, the Company granted options to an executive officer to purchase 1,143,000 shares of common stock at $3.02 per share. The Company determined that the price was approximately $0.83 below fair market value at the date of the grant and recognized $949,960 as compensation expense for the year ended December 31, 1995. The options become exercisable three years from the date of grant, except that one-third were exercisable to the extent that the underlying shares were permitted to be included by the underwriters in an underwritten public offering. In November, 1996 the Company completed its secondary public offering and 381,000 of the options granted to the executive officer were exercised and sold in the offering. The remaining 762,000 options expire if not exercised by the tenth anniversary of their grant date.

Another executive officer was granted options under the Company's 1996 Employee Stock Option Plan to purchase 209,841 shares of the Company's common stock with an exercisable price of (i) 33 1/3% of such shares at $8.00 per share, (ii) 33 1/3% at $7.55 per share, and (iii) 33 1/3% at $6.67 per share. Compensation expense of approximately $28,000 and $42,000 is recognized in the general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 1996 and 1997, respectively.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - STOCK OPTIONS, continued

1996 Employee Stock Option Plan - The Company's 1996 Employee Stock Option Plan (the "Employee Plan") permits the granting of incentive or nonqualified stock options to purchase up to approximately 2,324,000 shares of the Company's common stock at not less than the fair value at the time the options are granted. Certain other officers and employees hold options to purchase additional shares of common stock at a range of $0.03 to $31.27 per share and vest ratably over the three-year period following the date of grant, except for approximately 360,000 options associated with the outstanding options from the acquisition of McQueen and options granted to key employees of a 1996 acquisition, all of which are immediately exercisable. All options granted under the Employee Plan expire if not exercised by the tenth anniversary of their grant date with the exception of outstanding options converted pursuant to the acquisition of McQueen consistent with pooling-of-interests rules and expire five years from grant date.

Transactions related to the 1996 Employee Stock Option Plan are summarized as follows:

                                                    Weighted Average
                                         Shares      Exercise Price
                                        ---------      ---------
Outstanding at December 31, 1995 .             --
 Granted .........................        973,605      $   10.00
 Exercised .......................             --
 Expired or terminated ...........        (71,813)     $    8.00
                                        ---------
Outstanding at December 31, 1996 .        901,792      $   15.22
 (Excercisable: 180,000 at $27.67)
 Granted .........................        893,816      $   19.86
 Exercised .......................       (190,322)     $    8.00
 Expired or terminated ...........       (231,300)     $   19.38
                                        ---------
Outstanding at December 31, 1997 .      1,373,986      $   16.67
                                        =========

Options available for future grant        831,610
                                        =========


The following table further summarizes information about the 1996 Employee Stock Option Plan at December 1997:

                                    Weighted     Weighted                     Weighted
    Range of          Number         Average      Average         Number       Average
    Exercise       Outstanding      Remaining    Exercise      Exercisable     Exercise
     Prices        at 12/31/97        Life         Price       at 12/31/97       Price
----------------   -----------      ---------    ---------     -----------    ----------
$ 0.03 to $ 1.24      236,441          5.0        $ 0.63          236,441       $ 0.63
$ 8.00 to $10.00      328,970          8.3        $ 8.00            6,150       $ 8.00
$19.18 to $31.27      808,575          9.6        $24.89          148,375       $27.70
$ 0.03 to $31.27    1,373,986          8.5        $16.67          390,966       $11.02


1996 Non-Employee Director Stock Option Plan - The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") permits the granting of nonqualified stock options to purchase up to approximately 431,000 shares of the Company's common stock to members of the Board of Directors who are not employees of the Company. Each outside director will receive options to

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - STOCK OPTIONS, continued

purchase 5,000 shares of common stock on the day following each annual meeting of shareholders. Also, on the date on which a new outside director is first elected or appointed, he or she will automatically be granted options to purchase 5,000 shares of common stock. All options granted will have an exercise price equal to the then fair market value of the common stock. At December 31, 1996 and 1997, no options granted were exercisable. All options granted under the Non-Employee Plan expire if not exercised by the tenth anniversary of their grant date.

Transactions related to the 1996 Non-Employee Director Stock Option Plan are summarized as follows:

                                                                Weighted Average
                                                  Shares         Exercise Price
                                                ----------     -----------------
Outstanding at December 31, 1995............         -
 Granted....................................        56,250        $ 8.00
 Exercised..................................         -
 Expired or terminated......................         -
                                                ----------
Outstanding at December 31, 1996............        56,250        $ 8.00
 Granted....................................        42,500        $22.61
 Exercised..................................       (26,250)       $ 8.00
 Expired or terminated......................         -
                                                ----------
Outstanding at December 31, 1997............        72,500        $16.56
                                                ==========

Options available for future grant..........       341,250
                                                ==========


The following table further summarizes information about the 1996
Non-Employee Director Stock Option Plan at December 1997:

                                   Weighted      Weighted                    Weighted
    Range of           Number       Average       Average         Number      Average
    Exercise        Outstanding    Remaining     Exercise      Exercisable   Exercise
     Prices          at 12/31/97      Life         Price       at 12/31/97     Price
----------------    ------------   ---------     ---------     -----------  ----------
$ 8.00 to $10.00       30,000          8.3        $ 8.00             -          $  -
$22.23 to $25.42       42,500          9.4        $22.61             -          $  -
$ 8.00 to $25.42       72,500          8.9        $16.56             -          $  -


The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted under its plans. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts shown on the following page:

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - STOCK OPTIONS, continued

                                               Years Ended December 31,
                                       --------------------------------------
                                          1995          1996           1997
                                       --------        -------        -------
                                      ($ in thousands, except per share amounts)

Pro forma net income
 as reported (actual for 1997)          $ 2,741        $10,305        $ 5,747
Pro forma net income (loss)
 as prescribed by SFAS 123              $   784        $ 7,970        $  (300)
Pro forma net income
 per diluted share as reported
 (actual for 1997)                      $  0.09        $  0.29        $  0.14
Pro forma net income (loss)
 per diluted share
 as prescribed by SFAS 123              $  0.03        $  0.22        $ (0.01)


The pro forma amounts were determined using the Black-Scholes valuation model with the following key assumptions: (i) a discount rate of 6.0 percent for 1995 and 1996 and 6.05 percent for 1997; (ii) a volatility factor initially based upon the average trading price since the Company's common stock has traded on the Nasdaq National Market; (iii) no dividend yield; and
(iv) an average expected option life of approximately 4 years, for each year presented.

NOTE 14 - GEOGRAPHIC INFORMATION

Information about the Company's operations by geographic location are as follows:

                                                        Years Ended December 31,
                                        -----------------------------------------------------
                                            1995                1996                1997
                                        ------------        ------------         ------------
Revenue:
 United States.....................     $ 86,231,484        $130,653,666         $193,898,426
 International.....................       69,725,100          88,342,085          119,286,128
                                        ------------        ------------         ------------
                                        $155,956,584        $218,995,751         $313,184,554
                                        ============        ============         ============

Income before income taxes:
 United States.....................     $  1,179,908        $ 10,823,955         $  8,551,740
 International.....................        4,391,345           5,970,525            8,071,466
                                        ------------        ------------         ------------
                                        $  5,571,253        $ 16,794,480         $ 16,623,206
                                        ============        ============         ============

Total assets:
 United States.....................     $ 44,766,987        $162,831,598         $176,310,372
 International.....................       41,191,342          51,691,933           65,353,093
                                        ------------        ------------         ------------
                                        $ 85,958,329        $214,523,531         $241,663,465
                                        ============        ============         ============


NOTE 15 - SIGNIFICANT CUSTOMER

Revenues from one customer amounted to 13%, 13% and 11% for the years ended December 31, 1995, 1996 and 1997, respectively.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PRO FORMA DISCLOSURES

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

Pro Forma Net Income Per Share - In March 1996, the Company was a North Carolina corporation and amended its Articles of Incorporation to authorize the issuance of up to 10,000 shares of $1,000 par value per share preferred stock. At that time, the Company approved a 95-to-1 stock split of all outstanding common stock, and subsequent to the amendment and stock split, the Company changed its state of incorporation from North Carolina to Florida and changed the authorized number of shares of common stock from 100,000 to 50,000,000 (subsequently further amended to 200,000,000). As part of the change of state of incorporation, each share of common stock of the North Carolina corporation was exchanged for 88 shares (198 shares as adjusted for the three-for-two stock splits) of common stock of the Company. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

Weighted average common shares outstanding includes the common share equivalents discussed in Note 9, consistent with FAS Statement No. 128. In addition, the calculation includes certain preferred stock issued during the year that was converted to common stock immediately prior to the closing of and sold in the Company's initial public offering. Such shares were deemed outstanding for all periods presented.

In addition, the Company issued 2,745,000 shares of common stock as a result of the merger involving Sykes Realty, Inc. immediately prior to the offering, which shares were deemed outstanding for all periods presented.

                       SYKES ENTERPRISES, INCORPORATED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SUBSEQUENT EVENTS

Subsequent to December 31, 1997, the Company's joint venture entity signed definitive agreements to acquire Health International ("HI") and Prudential Service Bureau, Inc. ("PSBI"). The combined purchase price of the two acquisitions was $72.6 million and the transactions were expected to be completed by March 31, 1998. HI is a disease management company that provides a comprehensive managed medical care program for employees and plan administrators. PBSI provides a wide range of call center-based health and welfare benefits and administrative services.

These acquisitions will be accounted for by the joint venture utilizing the purchase method of accounting. As a result, the Company anticipates the recording of non-recurring charges approximating $11.8 million, representing its share of the joint venture's acquired in process research and development.