Form 10-K405, Exhibit 13
period 1998-12-31
SYKES ENTERPRISES INC
filed 1999-03-29
CIK 1010612

                                                                   EXHIBIT 13.1

Selected Financial Data

         The following selected financial data has been derived from the Company's consolidated financial statements. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and related notes.


                                   YEAR      FIVE MONTHS      YEAR          YEAR          YEAR          YEAR
                                   ENDED        ENDED         ENDED         ENDED         ENDED         ENDED
                                  JULY 31,     DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,
                                    1994         1994          1995          1996          1997          1998
                                  -----------------------------------------------------------------------------

                                                   (in thousands, except per share amounts)
STATEMENT OF INCOME DATA:
Revenues                          $129,127      $64,800      $197,334      $248,699      $351,593      $469,462
Income from operations(1)(2)         3,280        3,113         9,527        21,611        36,605        58,378
Net income(3)(4)                     1,152        1,402         3,531        11,685        23,877        35,824

PER SHARE DATA:
Basic (1)(2)(3)(4)(5)(6)          $   0.04      $  0.03      $   0.09      $   0.32      $   0.58      $   0.87
Diluted                           $   0.04      $  0.03      $   0.09      $   0.31      $   0.56      $   0.85

                                  JULY 31,     DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,
                                    1994         1994          1995          1996          1997          1998
                                  -----------------------------------------------------------------------------

                                                               (in thousands)
BALANCE SHEET DATA:
Working capital                   $  4,946      $ 9,093      $  8,138      $116,687      $116,661      $ 85,204
Total assets                        60,052       69,688        72,108       238,318       268,197       365,134
Long-term debt, less
 current installments                9,779       13,153         9,584         8,571        35,990        75,448
Shareholders' equity                12,233       13,555        20,436       147,402       152,560       164,937


(1) The balance for 1997 is exclusive of approximately $12.2 million of charges associated with the impairment of long-lived assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121 and one-time merger and related charges associated with an acquisition.

(2) The balance for 1998 is exclusive of approximately $0.5 million of expense associated with accrued severance costs, approximately $1.4 million of one-time merger and related charges associated with acquisitions and approximately $14.5 million of acquisition related in-process research and development costs.

(3) The balance for 1997 is exclusive of approximately $2.8 million of expense associated with acquisition related in-process research and development costs incurred by a joint venture entity, approximately $1.2 million of one-time merger and related charges associated with an acquisition and approximately $12.2 million of one-time charges as identified in Item (1) above.

(4) The balance for 1998 is exclusive of approximately $3.9 million of acquisition related in-process research and development costs incurred by a joint venture entity, approximately $7.3 million of charges associated with the write-down of marketable securities, and approximately $16.3 million of one-time charges as identified in Item
         (2) above.

(5) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was a S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods.

(6) The earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128, Earnings Per Share.

MARKET SHAREHOLDER DATA

Sykes common stock has been quoted on the Nasdaq National Market under the symbol SYKE since Sykes' initial public offering in April 1996. The following table sets forth, for the periods indicated, certain information as to the high and low sale prices per share of Sykes common stock as quoted on the Nasdaq National Market.


Year ending December 31, 1998                High           Low

First Quarter                               $25 1/4       $17
Second Quarter                               22 1/2        17 1/8
Third Quarter                                20 3/4        12 9/16
Fourth Quarter                               30 1/2        13 1/2



Year ending December 31, 1997                High           Low

First Quarter                               $30 3/16      $16 5/16
Second Quarter                               28 3/4        17
Third Quarter                                32            19 3/4
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

As of March 12, 1999, the last sale price of the registrant's common stock was $30 3/4 on the Nasdaq National Market, and there were approximately 240 holders of record of the common stock. The Company believes that there are approximately 10,000 beneficial owners of its common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto. The following discussion compares the year ended December 31, 1998 ("1998") to the year ended December 31, 1997 ("1997"), and 1997 to the year ended December 31, 1996 ("1996"). The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth below and elsewhere in this analysis.

OVERVIEW

         The Company derives its revenue from providing information technology ("IT") support services, information technology development services and solutions, on-line clinical managed care services, medical protocol products, employee benefit administration and support services, and customer product support solutions. Revenue from technical support services provided through the IT call centers are recognized as services are rendered. These services are billed on a fee per call, rate per minute or time and material basis. Information technology development services and solutions usually are billed on a time and material basis, generally by the hour, and revenues generally are recognized as the services are provided. Revenues from on-line clinical managed care services are generated on a per participant, per month rate basis. Revenues from medical protocol products are generated from licensing the Company's software products and from support and consulting services. Revenues from employee benefit administration and support services are primarily derived from (i) a recurring monthly fee per eligible employee or participant; (ii) a one-time implementation fee to cover programming costs; (iii) a COBRA administration fee of 2% of the participant's premium, as allowed under COBRA regulations; and (iv) fees for interactive voice response services, optical character recognition services, distribution services and other ancillary services on a per job or per item basis. Software licenses are sold on a per unit or site basis and revenue on such sales is recognized when the related software is delivered. Customer product support services are generally billed on a per unit basis. Revenues from fixed price contracts, generally with terms of less than one year, are recognized using the percentage-of-completion method. Most of the Company's revenue is derived from non-fixed price contracts. The Company has not experienced material losses due to fixed price contracts and does not anticipate a significant increase in revenue derived from such contracts in the future.

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

         Interest and other income (expense) consist primarily of interest expense or income and foreign currency transaction gains and losses. Foreign currency transaction gains and losses generally result from exchange rate fluctuations on intercompany transactions. During 1997, the Company entered into a joint venture and the results of this entity are included in the other income (expense) section of the Consolidated Statements of Income for the time period the entity operated as a 50% joint venture. Effective September 1, 1998, the Company acquired the remaining portion of this joint venture.

         Grants from local or state governments for the acquisition of property and equipment are deferred and recognized as income over the corresponding useful lives of the related property and equipment. Deferred grants, net of amortization, totaled $14.1 million and $15.4 million at December 31, 1997 and 1998, respectively.

         The Company's effective tax rate for the periods presented reflects the effects of foreign taxes, net of foreign income not taxed in the United States, nondeductible expenses for income tax purposes and a provision for potential additional income tax liability resulting from an Internal Revenue Service examination currently being conducted. The Company believes its reserves for any liability that may result from this examination are adequate.

RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of income:



                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------

PERCENTAGE OF REVENUES                              1996        1997         1998
                                                   -----       -----        -----

Revenues                                           100.0%      100.0%       100.0%
Direct salaries and related costs                   61.2        62.5         61.7
General and administrative (1)(2)                   30.1        30.6         26.2
Acquired in-process research
 and development (3)                                  --          --          3.1
                                                   -----       -----        -----
 Income from operations                              8.7         6.9          9.0
Other income (expense)(4)(5)                         0.0        (1.0)        (2.6)
                                                   -----       -----        -----
 Income before income taxes                          8.7         5.9          6.4
Provision for income taxes(6)                        4.0         3.7          4.6
                                                   -----       -----        -----
 Net income(1)(2)(3)(4)(5)(6)                        4.7%        2.2%         1.8%
                                                   =====       =====        =====


(1) Includes charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges of 3.5% related to an acquisition completed in 1997.
(2) Includes charges associated with accrued severance pay and one-time merger and related charges of 0.4% related to the acquisitions completed in 1998.
(3) Includes expense associated with the write-off of acquisition related in-process research and development costs of 3.1% related to the Company's original ownership and subsequent acquisition of the remaining outstanding shares of SHPS, Incorporated ("SHPS").
(4) Includes expense associated with the write-off of acquisition related, in-process research and development costs of 0.8% and 0.8% related to acquisitions completed by SHPS in 1997 and 1998, respectively.
(5) Includes expense associated with the write-down of marketable securities of 1.6% in 1998.
(6) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, was subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 19 of Notes to Consolidated Financial Statements.

1998 COMPARED TO 1997

         Revenues. Revenues increased $117.9 million, or 33.5%, to $469.5 million in 1998 from $351.6 million in 1997. These results reflect an increase in revenues of $106.2 million from technical support services provided through IT call centers, an increase in revenues of $7.9 million from information technology services and solutions, and an increase in revenues of $3.8 million from customer product services. At the completion of 1998, information technology support services, information technology services and solutions, and customer product services accounted for 61.2%, 19.8%, and 19.0%, respectively, of the Company's consolidated revenues, as compared to 51.5%, 24.2% and 24.3%, respectively, in 1997.

         The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period and the resultant increase in call volumes from clients, and the inclusion of SHPS' revenue generated since the date of acquisition. During 1997, the Company opened three new IT call centers which were fully operational throughout 1998 and opened two additional centers in 1998. The increase in revenues for information technology services and solutions was primarily attributable to an increase in the average bill rate and to an increase in hours billed to customers for professional services when compared to 1997. The increase in customer product support services revenue is primarily associated with an acquisition completed in 1997 by a company subsequently acquired by Sykes which was accounted for under the purchase method of accounting. Sykes acquired this entity in the fourth quarter of 1997 through a transaction accounted for as a pooling-of-interests.

         Direct Salaries and Related Costs. Direct salaries and related costs increased $70.2 million, or 32.0%, to $289.8 million in 1998 from $219.6 million in 1997. As a percentage of revenues, direct salaries and related costs decreased to 61.7% in 1998 from 62.5% in the comparable 1997 year. The increase in the amount of direct salaries and related costs was primarily attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenue resulted from economies of scale associated with spreading costs over a larger revenue base and the continued change in the Company's mix of business reflecting the growth of technical support services as a percentage of consolidated results.

         General and Administrative. General and administrative expenses increased $25.9 million, or 26.7%, to $123.2 million in 1998, inclusive of special one-time charges, from $97.2 million in 1997. As a percentage of revenues, and inclusive of special one-time charges, general and administrative expenses decreased to 26.2% in 1998 from 27.7% in the comparable 1997 year. The increase in the amount of general and administrative expenses was attributable to the addition of personnel to support the revenue growth. General and administrative expenses exclusive of $1.9 million of charges associated with accrued severance costs and one-time merger and related charges associated with the Company's acquisitions, increased $24.1 million, or 24.8%, to $121.3 million, or 25.8% of revenue. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

         As part of the original ownership and subsequent acquisition of the remaining outstanding shares of SHPS, the Company determined that the technical feasibility of SHPS' in-process technology had not been established and a portion of the technology had no alternative use. Therefore, the Company recorded a charge of approximately $14.5 million related to the write-off of the acquired in-process research and development during 1998.

         Other Income (Expense). Other expense increased to $12.3 million during 1998 from $3.6 million during 1997. As a percentage of revenues, other expense was 2.6% in 1998 compared to 1.0% in 1997. The increase in other expense was primarily attributable to approximately $7.3 million of charges associated with the write-down of marketable securities and an increase in the Company's debt position as a result of the acquisition of SHPS completed during 1998.

         Income Taxes. The provision for income taxes increased $8.3 million, or 63.0%, to $21.5 million during 1998 from $13.2 million during 1997, and increased as a percentage of revenues to 4.6% from 3.7%, respectively. This increase was attributable to the increase of income before income taxes and to an increase in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate increased to 72.2% during 1998 versus 63.3% for 1997, primarily as a result of nondeductible expenses which consisted primarily of goodwill amortization and the write-off of in-process research and development costs.

         Net Income. As a result of the foregoing, net income inclusive of special one-time charges increased to $8.3 million in 1998 from $7.6 million in 1997. Net income for 1998 exclusive of the $1.9 million of one-time merger and related charges, exclusive of $7.3 million of charges associated with the write-down of marketable securities, exclusive of the $14.5 million associated with the acquisition and subsequent write-off of in-process research and development and exclusive of the $3.8 million of acquired in-process research and development charges incurred by the joint venture entity would have been $35.8 million.


1997 COMPARED TO 1996

         Revenues. Revenues increased $102.9 million, or 41.4%, to $351.6 million in 1997 from $248.7 million in 1996. These results reflect an increase in revenues of $44.5 million from customer product support services, an increase in revenues of $49.5 million from information technology support services provided through IT call centers and an increase in revenues of $8.9 million from information technology services and solutions. At the completion of 1997, information technology support services, information technology services and solutions, and customer product services accounted for 51.5%, 24.2% and 24.3%, respectively, of the Company's consolidated revenues, as compared to 53.0%, 30.0% and 17.0%, respectively in 1996.

         The increase in customer product support services revenue is primarily associated with an acquisition completed in 1997 by a company subsequently acquired by Sykes which was accounted for under the purchase method of accounting. Sykes acquired this entity in the fourth quarter of 1997 in a transaction accounted for as a pooling-of-interests. The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period, the addition of several significant customers since 1995 and the resultant increase in call volumes from clients. During 1996, the Company opened three new IT call centers which were fully operational throughout 1997, and opened three additional centers in 1997. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior period.

         Direct Salaries and Related Costs. Direct salaries and related costs increased $67.4 million, or 44.3%, to $219.6 million in 1997 from $152.2 million in 1996. As a percentage of revenues, direct salaries and related costs increased to 62.5% in 1997 from 61.2% in the comparable 1996 year. The increase in the amount of direct salaries and related costs was primarily attributable to the change in the Company's mix of business associated with a 1997 acquisition referenced above and the addition of personnel to support revenue growth.

         General and Administrative. General and administrative expenses increased $22.3 million, or 29.8%, to $97.2 million in 1997, inclusive of special one-time charges, from

$74.9 million in 1996. As a percentage of revenues, and inclusive of special one-time charges, general and administrative expenses decreased to 27.7% in 1997 from 30.1% in 1996. The increase in the amount of general and administrative expenses was attributable to the addition of personnel to support the revenue growth. General and administrative expenses exclusive of $1.8 million of one-time merger and related charges associated with the Company's acquisition in late 1997, increased $20.5 million, or 27.4%, to $95.4 million, or 27.1% of revenue. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

         Interest and Other Expense. Interest and other expense increased to $3.6 million during 1997 from interest and other income of less than $0.1 million during 1996. As a percentage of revenues, interest and other expense was 1.0% in 1997 compared to less than 0.1% in 1996. The increase in interest and other expense was primarily attributable the occurrence of approximately $2.8 million of acquisition related in-process research and development costs incurred by the joint venture entity and hence its recording below income from operations, and an increase in the Company's debt position as a result of an acquisition completed during 1997, partially offset by interest income earned on available funds realized from the Company's public offerings.

         Income Taxes. Income taxes increased $3.3 million, or 33.3%, to $13.2 million during 1997 from $9.9 million during 1996, but decreased as a percentage of revenues to 3.7% from 4.0%, respectively. This dollar increase was attributable to the significant increase in the amount of income before income taxes. However, the Company's marginal tax rate increased to 63.3% during 1997 from 45.7% during 1996 primarily as a result of nondeductible expenses which consisted primarily of goodwill amortization and the write-off of in-process research and development costs.

         Net Income. As a result of the foregoing, net income inclusive of special one-time charges decreased to $7.6 million in 1997 from $11.8 million in 1996. Net income for 1997 exclusive of the $12.2 million of charges associated with the impairment of long-lived assets pursuant to SFAS No. 121 and one-time merger and related charges, and exclusive of the $2.8 million associated with acquisition related in-process research and development would have been $23.9 million for 1997.

QUARTERLY RESULTS

         The following information presents unaudited quarterly operating results for the Company for 1997 and 1998. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Form 10-K, and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. The quarterly operating results for 1997 and for the first three quarters of 1998 have been restated to reflect the results of two acquisitions that were completed during the fourth quarter of 1998 utilizing the pooling-of-interests method of accounting. These operating results are not necessarily indicative of the Company's future performance.


                                                                  QUARTER ENDED
                                                                  -------------
                            3/30/97     6/29/97     9/28/97    12/31/97     3/31/98      6/30/98      9/30/98      12/31/98
                           --------    --------    --------    --------    --------    ---------     ---------     ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenues                   $ 76,983    $ 88,773    $ 89,443    $ 96,394    $ 98,088     $110,667    $ 118,316     $ 142,391
Direct salaries
 and related costs           45,867      55,662      57,005      61,051      61,160       68,768       72,806        87,068
General and adminis-
 trative(1)(2)(5)(6)         21,639      34,856      24,316      26,806      26,319       28,789       31,316        36,736
Acquired in-process
 research and
 development (5)                 --          --          --          --          --           --       14,469            --
                           --------    --------    --------    --------    --------    ---------     ---------     ---------
Income (loss) from
 operations(1)(2)
 (5)(6)                       9,477      (1,745)      8,122       8,537      10,609       13,110         (275)       18,587
Other income
  (expense)(3)(4)(7)            198         167        (247)     (3,697)     (3,839)         188         (504)       (8,115)
                           --------    --------    --------    --------    --------     --------    ---------     ---------
Income (loss) before
 income taxes(1)(2)
 (5)(6)                       9,675      (1,578)      7,875       4,840       6,770       13,298         (779)       10,472
Provision for
 income taxes(8)              4,091       3,322       2,767       3,001       3,867        4,997        5,333         7,286
                           --------    --------    --------    --------    --------     --------    ---------     ---------
Net income (loss)
 (1)(2)(3)(4)(5)
 (6)(7)(8)                 $  5,584    $ (4,900)   $  5,108    $  1,839    $  2,903     $  8,301    $  (6,112)    $   3,186
                           --------    --------    --------    --------    --------     --------    ---------     ---------
Net income (loss) per
 share(1)(2)(3)(4)
  (5)(6)(7)(8)             $   0.13    $  (0.12)   $   0.12    $   0.04    $   0.07     $   0.20    $   (0.15)    $    0.07
                           ========    ========    ========    ========    ========     ========    =========     =========
Total diluted
 shares                      42,227      41,022      42,388      42,284      42,219       42,220       41,337        42,497



(1) The quarter ended June 29, 1997 includes a $10.4 million charge associated with the impairment of long-lived assets pursuant to SFAS No. 121. Exclusive of such charge, income from operations, income before income taxes, net income, and net income per diluted share would have been approximately $8.7 million, $8.8 million, $5.5 million and $0.13, respectively.
(2) The quarter ended December 31, 1997 includes approximately $1.8 million of one-time merger and related charges associated with an acquisition. Exclusive of such charges and the expense referenced in
         (3) below, income from operations, income before income taxes, net income and net income per diluted share would have been approximately $10.3 million, $10.7 million, $7.7 million and $0.18, respectively.

(3) The quarter ended December 31, 1997 includes approximately $2.8 million of expense associated with acquisition related in-process research and development cost and $1.2 million of one-time merger and related charges.
(4) The quarter ended March 31, 1998, includes approximately $3.8 million of expense associated with the write-off of acquisition related in-process research and development by the joint venture entity. Exclusive of such charge, income before income taxes, net income, and net income per diluted share would have been approximately $10.6 million, $6.8 million and $0.16, respectively. The Company adjusted the amount originally allocated to loss from joint venture to reflect the new methodology set forth in the September 15, 1998 letter from the SEC Staff to the American Institute of Certified Public Accountants ("AICPA") regarding acquired in-process research and development.
(5) The quarter ended September 30, 1998, includes approximately $0.5 million of expense associated with accrued severance costs and approximately $14.5 million of expense associated with the write-off of acquisition related in-process research and development cost. Exclusive of such charges, income from operations, income before income taxes, net income, and net income per diluted share would have been approximately $14.6 million, $14.1 million, $8.8 million and $0.21, respectively. The Company adjusted the amounts originally allocated to acquired in-process research and development to reflect the new methodology set forth in the September 15, 1998 letter from the SEC Staff to the AICPA.
(6) The quarter ended December 31, 1998, includes approximately $1.4 million of one-time merger and related charges associated with acquisitions. Exclusive of such charge and the expense referenced in
         (7) below, income from operations, income before income taxes, net income, and net income per diluted share would have been approximately $20.0 million, $19.2 million, $11.9 million and $0.28, respectively.
(7) The quarter ended December 31, 1998, includes approximately $7.3 million of charges associated with the write-down of marketable securities.
(8) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, was subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 19 of Notes to Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity are equity offerings, cash flows from operations and available borrowings under its credit facility. The Company has completed two equity offerings since April 1996 and has utilized these proceeds to make capital expenditures associated primarily with its technical support services as identified above, to repay debt primarily associated with entities it has acquired subsequent to the public offerings, to acquire interest in and provide capitalization to its entry into the healthcare service industry, invest in technology applications to further the Company's service offerings and for working capital and general corporate purposes. In addition, the Company intends similar uses of any such funds, including possible additional acquisitions. Pending such use, the Company will invest the balance of its available funds in short-term, investment grade securities or money market instruments.

         During February 1998, the Company entered into a $150.0 million syndicated credit facility which provides for multi-currency lending. This new facility accrues borrowings at tiered levels between 75 and 175 basis points above listed LIBOR pursuant to a defined ratio calculation within the agreement. The facility which matures in February 2001, contains certain financial covenants associated with debt ratios, leverage, coverage and capital expenditures and acquisitions as defined by the agreement.

         During 1998, the Company generated approximately $41.1 million in cash, net from operating activities. The combination of these funds with the $1.1 million received from issuance of common stock, $2.6 million received from grants associated with the construction of a domestic IT call center and available cash and cash equivalents, were used in 1998 to fund $37.3 million of capital expenditures, $89.7 million in repayment of debt, $10.7 million of investments in a joint venture and $28.1 million to make an acquisition. The capital equipment expenditures were predominantly the result of the Company's continued expansion, both domestically and internationally, in providing technical product support services. During 1998, the Company constructed its ninth self-directed domestic IT call center, outfitted another and funded the expansion and enhancing of the technology base from which services are provided. Internationally, the Company opened two new IT call centers, expanded four other call centers and also enhanced its technology base. As a result of the Company's expansion and continued integration of its acquisitions, it is anticipated that 1999 capital expenditures will approximate $32.0 million. The debt repayments were associated with assumed debt levels resulting primarily from acquisitions the Company completed during 1997.

         During 1998, the Company completed two business combinations for the aggregate purchase price of 2,062,000 shares of the Company's common stock. These business combinations were accounted for using the pooling-of-interests method of accounting. In addition, the Company also acquired the stock of SHPS, Incorporated ("SHPS") and related assets for approximately $30.6 million in cash and accounted for the acquisition utilizing the purchase method of accounting. In the aggregate, these acquisitions expanded the Company's geographical presence in Europe, established operations in Canada and expanded the vertical market service offerings that the Company provides. Pursuant to the SHPS acquisition, the Company had approximately $79.4 million of debt outstanding at December 31, 1998.

         The Company believes that its current cash levels, accessible funds under its credit facilities and cash flows from future operations, will be adequate to meet its debt repayment requirements, continued expansion objectives and anticipated levels of capital expenditures, including those that may be required pursuant to the integration of its acquisitions, for the foreseeable future.


QUANTITATIVE AND QUALITATIVE DISCLOSURE

         The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Movements in foreign currency exchange rates may affect the Company's competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-United States based competitors. Under its current policy, the Company does not use foreign exchange derivative instruments to manage its exposure to changes in foreign currency exchange rates.

         The Company is also exposed to changes in interest rates primarily from its long-term debt arrangements. Under its current policy, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.


YEAR 2000

         The Year 2000 issue is the result of computer software programs being written using two digits rather than four to define the applicable year. To the extent the Company's software applications contain source codes that are unable to appropriately interpret the calendar year 2000, some level of modification or even possibly replacement of such applications may be necessary. During late 1997, the Company initiated the process of reviewing its existing software programs to determine the potential exposure and amount of resources that may be needed to become Year 2000 compliant. Based on this review, the Company has experienced very few problems related to Year 2000 testing and those identified have been resolved in the Company's day-to-day operations.

         The Company has and will continue to utilize both internal and external resources to reprogram, or replace, and test its internal use software for Year 2000 modifications. The Company anticipates completing its Year 2000 testing and modifications no later than August 1999, which is prior to any anticipated impact on its operating systems. The total cost of the Year 2000 project is estimated at approximately $1.2 million and is being funded through operating cash flows. To date, the Company has incurred approximately $0.4 million related to this project. Such cost is not expected to have a material effect on the Company's results of operations.

         The remaining costs to become Year 2000 compliant and the date on which the Company believes it will complete all Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, availability of corrective software provided by external suppliers, the ability to locate and correct all relevant computer codes and similar uncertainties.

         The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. In the event any third parties cannot timely provide the Company with contents, products, services or systems that meet Year 2000 requirements, the Company's services could be materially adversely affected.

         In a recent Securities and Exchange Commission release regarding Year 2000 disclosure, the Securities and Exchange Commission stated that public companies must disclose the most reasonable likely worst case Year 2000 scenario. Although it is not possible to assess the likelihood of any of the following events, each must be included in a consideration of worst case scenarios: widespread failure of electrical and similar supplies serving the Company; widespread disruption of the services provided by common communications' carriers; similar disruption to the means and modes of transportation for the Company and its employees, suppliers, and customers; significant disruption to the Company's ability to gain access to, and remain working in, office buildings and other facilities; the failure of substantial numbers of the Company's, its customers' and its suppliers' critical computer hardware and software systems, and the failure of outside entities' systems, including systems related to banking and finance.

         Although the Company expects its systems to be Year 2000 compliant on or before December 31, 1999, it cannot predict the outcome or the success of its efforts to become Year 2000 compliant, or that third party systems are or will be Year 2000 compliant, or that the costs required to address the Year 2000 issue, or that the impact of a failure to achieve substantial Year 2000 compliance, will not have a material adverse effect on the Company's business, financial condition or results of operations. The Company is in the process of developing contingency plans to ensure continued operation to its systems.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Sykes Enterprises, Incorporated


We have audited the accompanying consolidated balance sheet of Sykes Enterprises, Incorporated as of December 31, 1998, and the related consolidated statement of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated as of December 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                    Ernst & Young LLP


Tampa, Florida
March 5, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Sykes Enterprises, Incorporated


We have audited the consolidated balance sheet of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for the year ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

                                                 PricewaterhouseCoopers LLP


Tampa, Florida
March 6, 1998

                        SYKES ENTERPRISES, INCORPORATED
                          CONSOLIDATED BALANCE SHEETS



                                                                    DECEMBER 31,        DECEMBER 31,
                                                                        1997                1998
                                                                   -------------       -------------
ASSETS
Current assets
 Cash and cash equivalents ..................................      $  75,308,505       $  36,348,863
 Restricted cash ............................................                 --          11,090,890
 Receivables ................................................         79,187,795         113,840,262
 Prepaid expenses and other current assets ..................         12,098,418          15,861,742
                                                                   -------------       -------------

  Total current assets ......................................        166,594,718         177,141,757

Property and equipment, net .................................         79,466,290          99,176,512
Marketable securities .......................................          7,800,002             199,875
Investment in joint venture .................................          2,285,142                  --
Intangible assets, net ......................................         11,079,334          75,132,011
Deferred charges and other assets ...........................            971,254          13,484,146
                                                                   -------------       -------------

                                                                   $ 268,196,740       $ 365,134,301
                                                                   =============       =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current installments of long-term debt .....................      $   4,497,393       $   3,983,239
 Accounts payable ...........................................         20,495,791          30,086,549
 Income taxes payable .......................................          3,351,996          10,549,623
 Accrued employee compensation and benefits .................         10,678,561          19,144,242
 Customer deposits ..........................................                 --          10,978,868
 Other accrued expenses and current liabilities .............         10,910,405          17,194,752
                                                                   -------------       -------------

  Total current liabilities .................................         49,934,146          91,937,273

Long-term debt ..............................................         35,989,735          75,448,202
Deferred income taxes .......................................          4,374,963                  --
Deferred grants .............................................         14,083,691          15,434,676
Deferred revenue ............................................         11,253,985          14,707,773
Other long-term liabilities .................................                 --           2,668,895
                                                                   -------------       -------------

  Total liabilities .........................................        115,636,520         200,196,819
                                                                   -------------       -------------

Commitments and contingencies (Notes 9 and 13)


Shareholders' equity
 Preferred stock, $0.01 par value, 10,000,000 shares
  authorized; no shares issued and outstanding ..............                 --                  --
 Common stock, $.01 par value; 200,000,000 shares authorized;
  41,119,626 and 41,451,905 issued and outstanding ..........            411,196             414,519
 Additional paid-in capital .................................        133,592,337         136,199,748
 Retained earnings ..........................................         22,151,352          29,730,975
 Accumulated other comprehensive income .....................         (3,594,665)         (1,407,760)
                                                                   -------------       -------------

  Total shareholders' equity ................................        152,560,220         164,937,482
                                                                   -------------       -------------

                                                                   $ 268,196,740       $ 365,134,301
                                                                   =============       =============



         See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED
                       CONSOLIDATED STATEMENTS OF INCOME




                                                                 YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                       1996                 1997               1998
                                                   -------------       -------------       -------------
Revenues ....................................      $ 248,699,429       $ 351,593,110       $ 469,461,520
                                                   -------------       -------------       -------------

Operating expenses
 Direct salaries and related costs ..........        152,212,558         219,584,550         289,801,769
 General and administrative .................         74,875,628          97,216,636         123,159,492
 Impairment of long-lived assets ............                 --          10,400,000                  --
 Acquired in-process research and development                 --                  --          14,468,907
                                                   -------------       -------------       -------------
  Total operating expenses ..................        227,088,186         327,201,186         427,430,168
                                                   -------------       -------------       -------------

Income from operations ......................         21,611,243          24,391,924          42,031,352
Other income (expense)
 Interest, net ..............................           (430,717)            518,968            (959,152)
 Loss from joint venture ....................                 --          (2,828,000)         (3,947,380)
 Write-down of marketable securities ........                 --                  --          (7,334,645)
 Other ......................................            458,708          (1,270,450)            (29,176)
                                                   -------------       -------------       -------------
  Total other income (expense) ..............             27,991          (3,579,482)        (12,270,353)
                                                   -------------       -------------       -------------

Income before income taxes ..................         21,639,234          20,812,442          29,760,999
Provision for income taxes
 Current ....................................         10,283,057          13,492,156          25,592,000
 Deferred ...................................           (395,730)           (311,160)         (4,109,000)
                                                   -------------       -------------       -------------
  Total provision for income taxes ..........          9,887,327          13,180,996          21,483,000
                                                   -------------       -------------       -------------

Net income ..................................         11,751,907           7,631,446           8,277,999
Preferred stock dividends ...................            (47,343)                 --                  --
                                                   -------------       -------------       -------------
Net income applicable to
 common shareholders ........................      $  11,704,564       $   7,631,446       $   8,277,999
                                                   =============       =============       =============



Pro forma income data (unaudited)
Income before income taxes ..................      $  21,639,234
Pro forma provision for income taxes
 relating to S corporation ..................             67,000
Actual provision for income taxes ...........          9,887,327
                                                   -------------
  Total provision and pro forma
   provision for income taxes ...............          9,954,327
                                                   -------------
Pro forma net income ........................         11,684,907
Preferred stock dividends ...................            (47,343)
                                                   -------------
Pro forma net income
 applicable to common shareholders ..........      $  11,637,564
                                                   =============

Basic net income per share
 (pro forma for 1996) .......................      $        0.32       $        0.19       $        0.20
                                                   =============       =============       =============
Diluted net income per share
 (pro forma for 1996) .......................      $        0.31       $        0.18       $        0.20
                                                   =============       =============       =============

Shares outstanding
 Basic ......................................         36,473,266          41,044,002          41,257,623
 Diluted ....................................         38,016,323          42,315,046          42,288,425



         See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY





                                           Common Stock              Additional

                                      ------------------------        Paid-In             Retained           Unearned

                                       Shares          Amount         Capital             Earnings         Compensation
                                      ----------      --------      -------------       ------------       -----------
Balance at January 1, 1996             29,262,276      $292,623      $   9,437,554       $ 11,576,587       $(1,338,041)
 Merger with Sykes Realty, Inc.        2,745,000        27,450            238,116           (827,554)               --
 Conversion of redeemable
  preferred stock                        448,029         4,480          5,371,872         (5,376,352)               --
 Issuance of common stock              6,427,632        64,277        112,276,067                 --                --
 Three-for-two stock split             2,037,337        20,373            (20,373)                --                --
 Repurchase of common
  stock                                       --            --           (142,702)                                  --
 Distributions                                --            --                 --           (986,015)               --
 Tax effect of non-qualified
  exercise of stock options                   --            --          3,866,486                 --                --
 Unearned employee
  compensation from
  Employee Stock Ownership
  Plan Trust                                  --            --                 --                 --         1,338,041

 Net income                                   --            --                 --         11,751,907                --
 Foreign currency translation
  adjustment                                  --            --                 --                 --                --
 Comprehensive income
 Preferred stock dividends                    --            --                 --            (47,343)               --
                                      ----------      --------      -------------       ------------       -----------
Balance at December 31, 1996          40,920,274       409,203        131,027,020         16,091,230                --
 Issuance of common stock                199,352         1,993          3,037,968                 --                --
 Capital contribution                         --            --          1,237,000                 --                --
 Repurchase of common
  stock                                       --            --         (2,623,651)                --                --
 Tax effect of non-qualified
  exercise of stock options                   --            --            914,000                 --                --
 Distributions                                --            --                 --           (496,972)               --

 Net income                                   --            --                 --          7,631,446                --
 Unrealized loss on securities,
  net of income taxes                         --            --                 --                 --                --
 Foreign currency translation
  adjustment                                  --            --                 --                 --                --
 Comprehensive income
 Adjustments to conform
  fiscal year of McQueen
  International Limited (Note 2)              --            --                 --         (1,074,352)               --
                                      ----------      --------      -------------       ------------       -----------
Balance at December 31, 1997          41,119,626       411,196        133,592,337         22,151,352                --
 Issuance of stock                       332,279         3,323          1,073,411                 --                --
 Tax effect of non-qualified
  exercise of stock options                   --            --          1,534,000                 --                --
Distributions                                 --            --                 --           (698,376)               --

 Net income                                   --            --                 --          8,277,999                --
 Recognition of write-down
  on marketable securities                    --            --                 --                 --                --
 Foreign currency translation
  adjustment                                  --            --                 --                 --                --
 Comprehensive income
                                      ----------      --------      -------------       ------------       -----------
Balance at December 31, 1998          41,451,905      $414,519      $ 136,199,748       $ 29,730,975                --
                                      ==========      ========      =============       ============       ===========








                                     Accumulated

                                         Other

                                     Comprehensive

                                         Income             Total
                                      -----------       -------------
Balance at January 1, 1996            $   467,706       $  20,436,429
 Merger with Sykes Realty, Inc.               --            (561,988)
 Conversion of redeemable
  preferred stock                             --                  --
 Issuance of common stock                     --         112,340,344
 Three-for-two stock split                    --                  --
 Repurchase of common
  stock                                       --            (142,702)
 Distributions                                --            (986,015)
 Tax effect of non-qualified
  exercise of stock options                   --           3,866,486
 Unearned employee
  compensation from
  Employee Stock Ownership
  Plan Trust                                  --           1,338,041

 Net income                                   --          11,751,907
 Foreign currency translation
  adjustment                            (592,713)           (592,713)
                                                       -------------
 Comprehensive income                                     11,159,194
                                                       -------------

 Preferred stock dividends                    --             (47,343)
                                    ------------       -------------
Balance at December 31, 1996            (125,007)        147,402,446
 Issuance of common stock                     --           3,039,961
 Capital contribution                         --           1,237,000
 Repurchase of common
  stock                                       --          (2,623,651)
 Tax effect of non-qualified
  exercise of stock options                   --             914,000
 Distributions                                --            (496,972)

 Net income                                   --           7,631,446
 Unrealized loss on securities,
  net of income taxes                   (734,518)           (734,518)
 Foreign currency translation
  adjustment                          (2,735,140)         (2,735,140)
                                                        ------------
Comprehensive income                                       4,161,788
                                                        ------------
 Adjustments to conform
  fiscal year of McQueen
  International Limited (Note 2)              --          (1,074,352)
                                    ------------        ------------
Balance at December 31, 1997          (3,594,665)        152,560,220
 Issuance of stock                            --           1,076,734
 Tax effect of non-qualified
  exercise of stock options                   --           1,534,000
Distributions                                 --            (698,376)

 Net income                                   --           8,277,999
 Recognition of write-down
  on marketable securities               734,518             734,518
 Foreign currency translation
  adjustment                           1,452,387           1,452,387
                                                        ------------
 Comprehensive income                                     10,464,904
                                    ------------        ------------
Balance at December 31, 1998        $ (1,407,760)       $164,937,482
                                    ============        ============



         See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                               YEARS ENDED DECEMBER 31,
                                                                                  -----------------------------------------------
                                                                                      1996              1997             1998
                                                                                  -------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income ...................................................................   $  11,751,907     $  7,631,446     $  8,277,999
 Depreciation and amortization ................................................       8,871,944       15,245,917       21,831,091
 Impairment of long-lived assets ..............................................              --       10,400,000               --
 Acquired in-process research and development costs ...........................              --        2,795,000       14,468,907
 Write-down of marketable securities ..........................................              --               --        7,334,645
 Deferred income taxes ........................................................        (395,730)        (311,160)      (4,109,000)
 ESOP allocation (unearned compensation) ......................................       1,338,041               --               --
 Gain on disposal of property and equipment ...................................        (119,072)        (105,416)        (524,762)
 Changes in assets and liabilities - net of
  effects of acquisitions
  Receivables .................................................................     (22,066,629)      (6,073,933)     (27,948,284)
  Prepaid expenses and other current assets ...................................      (3,446,020)        (783,295)      (2,911,635)
  Intangible assets ...........................................................              --               --         (737,708)
  Deferred charges and other assets ...........................................        (936,923)      (1,035,841)      (5,532,766)
  Accounts payable ............................................................      (1,853,691)        (714,315)       2,840,802
  Income taxes payable ........................................................         673,302        1,056,946       11,373,150
  Accrued employee compensation and benefits ..................................       2,617,197         (355,586)       7,270,284
  Other accrued expenses and current liabilities ..............................       6,395,250       (4,286,603)       6,090,194
  Deferred revenue ............................................................              --               --        3,453,788
  Other long-term liabilities .................................................              --               --          (48,169)
                                                                                  -------------     ------------     ------------
     Net cash provided by operating activities ................................       2,829,576       23,463,160       41,128,536
                                                                                  -------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures .........................................................     (23,836,838)     (25,654,336)     (37,292,551)
 Investment in marketable securities...........................................              --       (8,000,000)              --
 Investment in joint venture...................................................              --       (5,080,142)     (10,723,040)
 Acquisition of business.......................................................              --       (1,800,000)     (28,131,282)
 Proceeds from sale of marketable securities...................................              --               --        1,000,000
 Proceeds from sale of property and equipment .................................         201,425          208,351        3,462,149
                                                                                  -------------     ------------     ------------
    Net cash used for investing activities ....................................     (23,635,413)     (40,326,127)     (71,684,724)
                                                                                  -------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Paydowns under revolving line of credit
  agreements ..................................................................     (20,771,718)     (72,441,000)     (16,932,339)
 Borrowings under revolving line of credit
  agreements ..................................................................      19,916,835       72,441,000       93,809,851
 Proceeds from issuance of stock ..............................................     112,340,344        3,039,961        1,076,734
 Proceeds from grants .........................................................       5,642,335        2,000,000        2,575,000
 Proceeds from issuance of long-term debt .....................................       6,668,403          350,467               --
 Proceeds from issuance of convertible debenture ..............................              --        1,399,000               --
 Capital contributions ........................................................              --        1,237,000               --
 Subsidiary stock redemption ..................................................        (142,702)      (2,623,651)              --
 Payment of long-term debt ....................................................     (12,367,144)      (6,238,862)     (89,686,711)
 Distributions ................................................................      (1,033,358)        (496,972)        (698,376)
                                                                                  -------------     ------------     ------------
    Net cash provided by (used for)
     financing activities .....................................................     110,252,995       (1,333,057)      (9,855,841)
                                                                                  -------------     ------------     ------------

Adjustment for foreign currency translation ...................................        (592,713)      (2,735,140)       1,452,387
                                                                                  -------------     ------------     ------------
Net increase (decrease) in cash and
 cash equivalents .............................................................      88,854,445      (20,931,164)     (38,959,642)
CASH AND CASH EQUIVALENTS - BEGINNING .........................................       7,385,224       96,239,669       75,308,505
                                                                                  -------------     ------------     ------------
CASH AND CASH EQUIVALENTS - ENDING ............................................   $  96,239,669     $ 75,308,505     $ 36,348,863
                                                                                  =============     ============     ============

Supplemental disclosures of cash flow
 information
  Cash paid during the year for:
   Interest ...................................................................   $   1,745,556     $  2,883,827     $  1,553,386
   Income taxes ...............................................................   $   8,798,919     $  8,562,981     $ 13,401,881



         See accompanying notes to consolidated financial statements.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company" or "Sykes") provides integrated information technology outsourcing services including information technology support services, information technology development services and solutions, on-line clinical managed care services, medical protocol products, employee benefit administration and support services, and customer product services. The Company's services are provided to a wide variety of industries.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Sykes Enterprises, Incorporated and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short-term investments classified as available for sale as defined under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1998, cash in the amount of approximately $8.1 million was held in taxable interest bearing investments, which are classified as available for sale and have an average maturity of approximately 30 days.

Restricted Cash - The financial statements include restricted cash which is held in conjunction with deposits by customers at December 31, 1998. Included in current liabilities at December 31, 1998 is the related payable.

Property and Equipment - Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $9.9 million, $14.8 million, and $21.0 million for the years ended December 31, 1996, 1997 and 1998, respectively. Property and equipment includes approximately $1.3 million and $0.9 million of additions included in accounts payable at December 31, 1997 and 1998, respectively. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the years ended December 31, 1997 and 1998, respectively.

During 1998, the Company capitalized certain costs incurred to internally develop software upon the establishment of technological feasibility. Costs incurred prior to the establishment of technological feasibility were expensed as incurred. Capitalized internally developed software costs were approximately $2.2 million at December 31, 1998.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued

Land received from various governmental agencies under grants is recorded at fair value at date of grant. During the years ended December 31, 1996, 1997 and 1998 the Company recorded approximately $317,000, $430,000, and $280,000 respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the years ended December 31, 1996, 1997 and 1998.

Investment in Joint Venture - The Company had a 50% interest in a joint venture that was accounted for using the equity method of accounting. Accordingly, the Company recorded its proportionate share of the gains and losses of the joint venture in the consolidated statements of income for 1997 and the first eight months of 1998. Effective September 1, 1998, the Company acquired the remaining 50% equity interest in this joint venture (See Note 2).

Intangible Assets - Intangible assets consist of the excess of costs over fair market value of the net assets of the acquired business of $14.3 million and $67.1 million at December 31, 1997 and 1998, respectively, net of accumulated amortization of $3.2 million and $6.2 million, respectively. Also included in intangible assets are existing technologies and covenants not to compete arising from business acquisitions of $0.7 million and $15.7 million at December 31, 1997 and 1998, respectively, net of accumulated amortization of $0.6 million and $1.5 million, respectively. The intangible assets are stated at cost and are being amortized on a straight-line basis over periods ranging from 10 to 20 years for the excess of costs over fair value of the net assets of the acquired business, and two to five years for the existing technologies and covenants not to compete. Amortization expense was approximately $0.6 million, $0.9 million and $1.7 million for the years ended December 31, 1996, 1997 and 1998, respectively.

Deferred Charges and Other Assets - Deferred charges and other assets consist primarily of an investment in preferred stock and long-term deposits.

Impairment of Long-Lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment. Such assets are written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During 1997, the Company recorded an impairment loss of $10.4 million related to an acquisition made during that year.

Income Taxes - Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

One of the Company's affiliates was taxed as an S corporation prior to the Company's initial public offering (See Note 19), and terminated its S corporation election during 1996 and accordingly became subject to federal and state income taxes.

Deferred Grants - Grants for land and the acquisition of buildings, property and equipment are deferred and recognized in income over the corresponding useful lives of the related assets. There are no significant contingencies associated with the grants that would impact the Company's ability to utilize assets received in association with the grants.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES, continued

Deferred Revenue - The Company invoices certain contracts in advance. The deferred revenue is earned over the life of the respective contract, which range from six months to two years.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         - Cash, accounts receivable and accounts payable. The carrying amount reported in the balance sheet for cash, accounts receivable and accounts payable approximates their fair value.
         - Long-Term Debt. The fair value of the Company's long-term debt, including the current portion thereof, is estimated based on the quoted market price for the same or similar types of borrowing arrangements. The carrying value of the Company's long-term debt approximates fair value because the debt bears variable interest rates.

Segment Reporting - In June 1997, the Financial Accounting Standards Board (the
FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 uses a management approach to report financial and descriptive information about a Company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the Company's management. Under this definition, the Company operated, for all periods presented, as a single segment.

Non-monetary Transaction - During 1998, the Company sold a software license in exchange for convertible preferred stock in a privately held corporation. The convertible preferred stock has a fair market value of $10.0 million which represents the sales price recorded by the Company. This amount is included in the consolidated balance sheet under the caption "Deferred charges and other assets" at December 31, 1998.

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

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

NOTE 2 - ACQUISITIONS AND MERGERS

Effective September 1, 1998 the Company acquired the remaining 50% of outstanding common stock of SHPS, Incorporated ("SHPS") (formerly known as Sykes HealthPlan Services, Inc.) for approximately $28.1 million plus the assumption of SHPS' debt. This purchase price

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued

was primarily financed through borrowings under the Company's credit facility.

This acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations for the period September 1, 1998, to December 31, 1998, have been included in the accompanying financial statements. The purchase price has been allocated to the assets and liabilities of SHPS based upon fair values at the date of acquisition. The allocations were based on appraisals, evaluations, estimations and other studies.

The Company adjusted the amounts originally allocated to acquired in-process research and development to reflect the new methodology set forth in the September 15, 1998 letter from the SEC Staff to the American Institute of Certified Public Accountants. The revised allocation resulted in goodwill recognized of approximately $11.9 million, representing the excess of the purchase price over the fair value of net assets acquired, as follows:

     Goodwill.............................................................     $ 11,923,929
     Fair value of assets acquired (inclusive of $38,588,462 of goodwill).       83,587,143
     Acquired in-process research and development.........................       14,468,907
     Liabilities assumed..................................................      (81,848,697)
                                                                               ------------

     Cash paid, net of cash acquired......................................     $ 28,131,282
                                                                               ============

Pursuant to acquisitions completed by SHPS, acquired in-process technology was initially reviewed utilizing methodologies consistent with those stated below. The Company determined that this analysis provided no establishment of technological feasibility. As of the date of Sykes' acquisition of SHPS, technological feasibility of the in-process technology was reviewed again and had not been established. Further analysis by the Company has indicated the technology has no alternative future use; therefore, the Company has recorded a charge for the amount of the purchase price allocated to acquired in-process research and development of approximately $14.5 million. This charge is reflected in the accompanying consolidated statement of income for the year ended December 31, 1998.

The amount of purchase price allocated to acquired in-process research and development was determined by estimating the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, and discounting the net cash flows back to their present value using a discount rate of 15% for existing technology and 25% for in-process technology, which represents a premium to the Company's cost of capital. The spread over the existing technology discount rate reflects the inherently greater risk of the research and development efforts. These projections were based on management's estimates of market share and growth, expected trends in technology and the expected timing of new product introductions. As a part of the transaction, the Company recorded approximately $7.3 million in capitalized software costs and rights, which are being amortized over five years, and approximately $50.5 million of goodwill, which is being amortized over 20 years.

The unaudited pro forma combined historical results, as if SHPS had been acquired on January 1, 1997 are estimated to be revenues of $351.6 million, net income of $6.6 million, and basic and diluted net income per share of $0.16 for the year ended December 31, 1997, and revenues of $501.2 million, net loss of $5.6 million, and basic and diluted loss per share of $0.14 for the year ended December 31, 1998. The pro forma results include amortization of the intangibles noted above and interest expense on the debt assumed to finance the purchase. The pro forma results are not necessarily indicative of

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - ACQUISITIONS AND MERGERS, continued

what actually would have occurred if the acquisition had been completed as of the beginning of 1997, nor are they indicative of future consolidated results.

On November 27, 1998, the Company acquired all of the stock of TAS GmbH Nord Telemarketing und Vertriebsberatung ("TAS III") of Hannover, Germany in exchange for 587,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. TAS III provides technical call center support and customer care services, database development and consulting services to customers in Germany.

On December 29, 1998, the Company acquired all of the stock of Oracle Service Networks Corporation ("Oracle") in exchange for 1,475,000 shares of the Company's common stock. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting. Oracle provides call center support and customer care services to various customers in North America, as well as demand management services for the Canadian provincial health care system.

The above transactions, excluding SHPS, have been accounted for as pooling-of-interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of TAS III and Oracle.

Separate results of operations for the periods prior to the mergers with TAS III and Oracle are outlined below:


                                                       December 31,
                                            --------------------------------
                                                 1996                1997
                                            ------------        ------------
Revenue:
   Sykes .............................      $218,995,751        $313,184,554
   TAS III ...........................         7,061,658           8,336,380
   Oracle ............................        22,642,020          30,072,176
                                            ------------        ------------
   Combined ..........................      $248,699,429        $351,593,110
                                            ============        ============

Net income:
   Sykes .............................      $ 10,371,543        $  5,747,206
   TAS III ...........................         1,668,908             325,311
   Oracle ............................          (288,544)          1,558,929
                                            ------------        ------------
   Combined ..........................      $ 11,751,907        $  7,631,446
                                            ============        ============

Other changes in shareholders' equity:
   Sykes .............................      $115,574,037        $ (2,103,123)
   TAS III ...........................          (341,456)           (252,420)
   Oracle ............................           (18,471)           (118,129)
                                            ------------        ------------
   Combined ..........................      $115,214,110        $ (2,473,672)
                                            ============        ============

During 1997, the Company acquired all of the stock of McQueen International, Limited ("McQueen") of Galashiels, Scotland. The Company accounted for the acquisition utilizing the pooling-of-interests method of accounting.
McQueen had a February 28 fiscal year end

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - ACQUISITIONS AND MERGERS, continued

and, accordingly, the McQueen statement of income for the year ended February 28, 1997, has been combined with the Sykes' statement of income for the year ended December 31, 1996. In order to conform McQueen's fiscal year end to Sykes' calendar year end, the Consolidated Statement of Income for 1997 includes two months (January and February 1997) for McQueen which are also included in the Consolidated Statements of Income for the year ended December 31, 1996. Accordingly, an adjustment has been made during 1997 to retained earnings for the duplication of net income of approximately $1.1 million for such two-month period. McQueen's revenue for the two months (January and February 1997) was approximately $12.3 million.

On April 7, 1997, McQueen acquired the Media Services divisions of Rand McNally & Company, comprising the US Division, Rand McNally Media Services Inc. and Rand McNally International Business Services BV, a Netherlands division with an operational branch in Ireland, for approximately $30.0 million, including acquisition costs. This purchase price was entirely financed through the issuance of notes to the seller. Accordingly, this non-cash transaction has been excluded from the accompanying financial statements. The excess of the total acquisition cost over the fair value of net assets acquired in the amount of $6.9 million after an impairment of $10.4 million is being amortized on a straight line basis over 15 years. The unaudited pro forma combined historical results, as if the Media Services division of Rand McNally & Company had been acquired on January 1, 1996, are estimated to be revenues of $315.0 million, net income of $12.1 million and basic and diluted earnings per share of $0.33 and $0.32, respectively, for 1996; and revenues of $368.2 million, income of $7.8 million, and basic and diluted earnings per share of $0.19 and $0.18, respectively, for 1997. The pro forma results include amortization of the intangibles noted above and interest expense on the debt assumed to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1996, nor are they necessarily indicative of future consolidated results.


NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of $10.0 million of convertible preferred stock held, the Company's credit concentrations are limited due to the wide variety of customers and markets in which the Company's services are sold.


NOTE 4 - RECEIVABLES

Receivables consist of the following:


                                                       December 31,
                                            --------------------------------
                                                1997                1998
                                            ------------        ------------
Trade accounts receivable ..........        $61,913,218         $100,966,473
Unbilled accounts receivable .......          6,446,597            5,326,607
Notes from officers ................            418,958              470,122
Other ..............................         10,946,417            7,873,231
                                            -----------         ------------
                                             79,725,190          114,636,433
Less allowance for doubtful accounts            537,395              796,171
                                            -----------         ------------
                                            $79,187,795         $113,840,262
                                            ===========         ============

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                       December 31,
                                            ------------------------------
                                                1997              1998
                                            ------------      ------------
Land .................................      $  3,784,516      $  4,014,119
Buildings and leasehold improvements .        30,633,764        30,661,019
Equipment, furniture and fixtures ....        86,992,441       130,956,959
Capitalized software development costs                --         2,217,529
Transportation equipment .............           447,028           259,700
Construction in progress .............         6,344,495         3,381,020
                                            ------------      ------------
                                             128,202,244       171,490,346
Less accumulated depreciation ........        48,735,954        72,313,834
                                            ------------      ------------
                                            $ 79,466,290      $ 99,176,512
                                            ============      ============

NOTE 6 - MARKETABLE SECURITIES

On May 8, 1997, the Company purchased approximately 1.066 million shares of SystemSoft Corp. common stock in conjunction with a strategic technology exchange agreement between the parties. The Company's original cost basis in this investment was $8.0 million. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment was classified as available-for-sale securities. During the fourth quarter of 1998, the Company wrote down its investment in SystemSoft Corp. by approximately $7.3 million due to a significant reduction in its market value which was determined to be other than temporary. As such, the investment was carried at an aggregate market value of approximately $0.2 million as of December 31, 1998.

NOTE 7 - ACCRUED EMPLOYEE COMPENSATION AND BENEFITS

Accrued employee compensation and benefits consist of the following:

                                   December 31,
                          ----------------------------
                              1997             1998
                          -----------      -----------
Accrued compensation      $ 3,449,281      $10,907,243
Accrued vacation ...        1,866,545        2,224,829
Other ..............        5,362,735        6,012,170
                          -----------      -----------
                          $10,678,561      $19,144,242
                          ===========      ===========

NOTE 8 - OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following:

                                        December 31,
                               ----------------------------
                                  1997             1998
                               -----------      -----------
Deferred revenue ........      $   927,340      $ 5,961,591
Accrued telephone charges        2,231,644        2,349,844
Accrued interest ........               --        1,329,586
Other ...................        7,751,421        7,553,731
                               -----------      -----------
                               $10,910,405      $17,194,752
                               ===========      ===========

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                              December 31,
                                                                                      ----------------------------
                                                                                         1997             1998
                                                                                      -----------      -----------
Syndicated credit facility, $150.0 million maximum, due February 2001, interest payable quarterly at tiered levels between 75 and 175 basis points above
   listed LIBOR, the facility is unsecured .....................................      $        --      $75,000,000

Syndicated credit facility, $15.0 million maximum, due February 2001, interest payable monthly at tiered levels between 75 and 175 basis points above listed
   LIBOR, the facility is unsecured ............................................               --        2,659,850

Secured loan note, principal and interest payable in annual installments through
   November 1999, interest at 8 percent, collateralized by certain assets,
   repaid during 1998 ..........................................................          855,675               --

Secured loan notes, interest payable in quarterly installments through December
   1999, interest at varying rates up to 9.6 percent, principal due in three installments during 1999, collateralized by certain assets, repaid
   during 1998 .................................................................       26,950,400               --

Notes payable and capital leases, principal and interest payable in monthly installments through December 2003, interest at varying rates up to prime
   plus 1 percent, collateralized by certain receivables and equipment .........       12,681,053        1,771,591
                                                                                      -----------      -----------
                                                                                       40,487,128       79,431,441
Less current portion ...........................................................        4,497,393        3,983,239
                                                                                      -----------      -----------
                                                                                      $35,989,735      $75,448,202
                                                                                      ===========      ===========

Principal maturities subsequent to December 31, 1999 are as follows:

              2000..............................................         $   292,751
              2001..............................................          75,076,626
              2002..............................................              70,284
              2003..............................................               8,541
                                                                         -----------
                                                                         $75,448,202
                                                                         ===========

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - LONG-TERM DEBT, continued

Effective February 1998, the Company entered into a $150.0 million syndicated credit facility and a $15.0 million swingline facility which provides for multi-currency lending. These facilities accrue interest at tiered levels between 75 and 175 basis points above listed LIBOR pursuant to a defined ratio calculation within the agreement, and accrues an unused commitment fee at tiered levels between 15 and 37.5 basis points above listed LIBOR. The Company was also contingently liable for letters of credit in the amount of approximately $5.0 million at December 31, 1998 (none at December 31, 1997). The $150.0 million facility contains certain financial covenants associated with debt ratios, leverage, coverage and capital expenditures and acquisitions as defined by the agreement. At December 31, 1998, the Company was in compliance with all loan covenants.

NOTE 10 - ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" which requires all items that are required to be recognized under accounting standards as components of other comprehensive income be reported in the financial statements. The components of other comprehensive income are as follows:

                                                                                 Accumulated
                                             Unrealized         Foreign             Other
                                                Loss            Currency        Comprehensive
                                            on Securities      Translation          Income
                                            -------------      -----------      -------------
Balance at January 1, 1996 ............      $        --       $   467,706       $   467,706
Foreign currency translation adjustment               --          (592,713)         (592,713)
                                             -----------       -----------       -----------

Balance at December 31, 1996 ..........               --          (125,007)         (125,007)
Foreign currency translation adjustment               --        (2,735,140)       (2,735,140)
Unrealized loss on securities, net of
 income taxes .........................         (734,518)               --          (734,518)
                                             -----------       -----------       -----------

Balance at December 31, 1997 ..........         (734,518)       (2,860,147)       (3,594,665)
Foreign currency translation adjustment               --         1,452,387         1,452,387
Unrealized loss on securities .........       (6,600,127)               --        (6,600,127)
Less:  reclassification adjustment for
       loss realized in net income ....        7,334,645                --         7,334,645
                                             -----------       -----------       -----------

Balance at December 31, 1998 ..........      $        --       $(1,407,760)      $(1,407,760)
                                             ===========       ===========       ===========

Earnings associated with the Company's investment in its foreign subsidiaries are considered to be permanently invested and no provision for United States federal and state income taxes on those earnings or translation adjustments has been provided.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES

The components of income before income taxes are as follows:

                                     Years ended December 31,
                          ---------------------------------------------
                              1996             1997             1998
                          -----------      -----------      -----------
Domestic ...........      $10,823,955      $ 8,551,740      $13,368,121
Foreign ............       10,815,279       12,260,702       16,392,878
                          -----------      -----------      -----------
 Total income before
  income taxes .....      $21,639,234      $20,812,442      $29,760,999
                          ===========      ===========      ===========

Provision for income taxes consists of the following:

                                                              Years ended December 31,
                                                -----------------------------------------------
                                                    1996              1997              1998
                                                -----------       -----------       -----------
Current:
 Federal .................................      $ 3,573,533       $ 6,906,000       $14,365,000
 State ...................................          610,632         1,229,000         2,338,000
 Foreign .................................        6,098,892         5,357,156         8,889,000
                                                -----------       -----------       -----------
  Total current provision for income taxes       10,283,057        13,492,156        25,592,000
                                                -----------       -----------       -----------

Deferred:
 Federal .................................           (2,000)          (99,000)       (2,112,000)
 State ...................................           56,250           (25,000)         (340,000)
 Foreign .................................         (449,980)         (187,160)       (1,657,000)
                                                -----------       -----------       -----------
  Total deferred provision
   for income taxes ......................         (395,730)         (311,160)       (4,109,000)
                                                -----------       -----------       -----------
   Total provision for income taxes ......      $ 9,887,327       $13,180,996       $21,483,000
                                                ===========       ===========       ===========

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES, continued

The components of the net deferred tax asset (liability) are as follows:


                                                                        December 31,
                                                               -----------------------------
                                                                   1997              1997
                                                               -----------       -----------
Domestic current:
Deferred tax asset:
 Accrued expenses .......................................      $   800,000       $   889,000
 Deferred compensation ..................................          246,000           244,000
 Bad debt reserve .......................................          119,000           346,000
 Other ..................................................            7,000             6,000
                                                               -----------       -----------
  Total current deferred tax asset ......................      $ 1,172,000       $ 1,485,000
                                                               -----------       -----------

Deferred tax liability:
 Prepaid expenses .......................................      $        --       $  (462,000)
 Cash to accrual-Section 481 adjustment .................         (488,000)           (5,000)
 Other ..................................................               --          (798,904)
                                                               -----------       -----------
  Total current deferred tax liability ..................         (488,000)       (1,265,904)
                                                               -----------       -----------
   Net domestic current deferred tax asset ..............      $   684,000       $   219,096
                                                               -----------       -----------

Foreign current:
Deferred tax asset:
 Deferred commissions ...................................      $        --       $   232,000
 Net operating loss carry-forward .......................          135,000                --
 Valuation allowance ....................................         (135,000)               --
                                                               -----------       -----------
  Total foreign current deferred tax asset ..............      $        --       $   232,000
                                                               -----------       -----------

Deferred tax liability:
 Deferred commissions ...................................      $   (72,291)      $        --
                                                               -----------       -----------
  Total foreign current deferred tax liability ..........          (72,291)               --
                                                               -----------       -----------
   Net foreign current deferred tax asset (liability) ...      $   (72,291)      $   232,000
                                                               -----------       -----------

Net current deferred asset ..............................      $   611,709       $   451,096
                                                               ===========       ===========
Domestic non-current:
Deferred tax asset:
 Unrealized loss on security ............................      $   466,000       $ 3,009,000
 Intangible assets ......................................           40,000         3,457,000
 Net operating loss carry forward .......................               --           454,000
 Valuation allowance ....................................               --        (3,000,000)
 Other ..................................................            3,000                --
                                                               -----------       -----------
  Total non-current deferred tax asset ..................      $   509,000       $ 3,920,000
                                                               -----------       -----------

Deferred tax liability:
 Property and equipment .................................      $  (504,000)      $  (710,000)
 Intangible assets ......................................               --        (2,155,000)
 Cash to accrual-Section 481 adjustment .................       (2,437,000)               --
 Accrued liabilities ....................................         (258,000)               --
 Other ..................................................         (526,963)               --
                                                               -----------       -----------
  Total non-current deferred tax liability ..............       (3,725,963)       (2,865,000)
                                                               -----------       -----------
   Net domestic non-current deferred tax asset(liability)      $(3,216,963)      $ 1,055,000
                                                               -----------       -----------

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES, continued

                                                                      December 31,
                                                               -----------------------------
                                                                  1997              1998
                                                               -----------       -----------
Foreign non-current:
Deferred tax asset:
 Intangible assets ......................................               --       $ 1,571,470
 Net operating loss carry-forward .......................               --           704,000
 Valuation allowance ....................................               --          (704,000)
                                                               -----------       -----------
  Total non-current deferred tax asset ..................               --       $ 1,571,470
                                                               -----------       -----------

Deferred tax liability:
 Property and equipment .................................      $(1,158,000       $(1,377,000)
                                                               -----------       -----------
  Total non-current deferred tax liability ..............       (1,158,000)       (1,377,000)
                                                               -----------       -----------
   Net foreign non-current deferred tax asset (liability)      $(1,158,000)      $   194,470
                                                               -----------       -----------

Net non-current deferred tax asset(liability) ...........      $(4,374,963)      $ 1,249,470
                                                               ===========       ===========

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $15.0 million at December 31, 1998, excluding amounts which, if remitted, generally would result in minimal additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $2.0 million would have been required.

In conjunction with the Company's initial public offering, the Company changed its method of accounting for income taxes from the cash basis to the accrual method. The corresponding adjustment has been included in taxable income over a period not to exceed four years.

The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements:

                                                         Years ended December 31,
                                              ----------------------------------------------
                                                  1996             1997              1998
                                              ----------       -----------       -----------
Statutory tax ..........................      $7,405,664       $ 7,284,233       $10,416,000
State income taxes, net of federal
 tax benefit ...........................         316,000           759,000         1,015,000
Effect of income not subject to federal
 and state income tax ..................        (284,000)       (1,015,000)         (162,000)
In-process research and development ....              --                --         5,064,000
Valuation on non-deductible write-off ..              --                --         3,000,000
Valuation on net operating loss
 carry-forward .........................              --                --           704,000
Non-deductible amortization ............              --         3,640,000            63,000
Loss from joint venture ................              --           990,000         1,382,000
Foreign taxes, net of foreign income not
 taxed in the United States ............       2,045,663           971,763          (565,000)
Permanent differences ..................         153,000           582,000           359,000
Other ..................................         251,000           (31,000)          207,000
                                              ----------       -----------       -----------
  Total provision for income taxes .....      $9,887,327       $13,180,996       $21,483,000
                                              ==========       ===========       ===========

                        SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES, continued

The Company is currently under examination by the Internal Revenue Service for the six tax years ended July 31, 1996. The Company has reviewed various matters that are under consideration and believes that it has adequately provided for any liability that may result from this examination. In the opinion of management, any liability that may arise from prior periods as a result of the examination will not have a material effect on the Company's financial condition, results of operations, or cash flows.

NOTE 12 - EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share includes the weighted average number of common shares outstanding during the periods and further assumes that for the year ended December 31, 1996, (i) that the redeemable preferred stock was converted at the beginning of each period, or date of issuance, if later, and (ii) that earnings were increased for preferred dividends that would not have been incurred had conversion taken place. Diluted earnings per share includes dilutive stock options using the treasury stock method.

The numbers of shares used in the earnings per share computation are as follows:

                                                       Years ended December 31,
                                              ------------------------------------------
                                                 1996            1997            1998
                                              ----------      ----------      ----------
Basic:
 Weighted average common shares
  outstanding ..........................      36,473,266      41,044,002      41,257,623
                                              ----------      ----------      ----------
   Total basic shares outstanding ......      36,473,266      41,044,002      41,257,623

Diluted:
 Effect of conversion of preferred stock         227,151              --              --
 Dilution of stock options .............       1,315,906       1,271,044       1,030,802
                                              ----------      ----------      ----------
   Total diluted shares outstanding ....      38,016,323      42,315,046      42,288,425
                                              ==========      ==========      ==========


NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and buildings under operating leases having terms ranging from one to twenty-two years. The building leases contain up to two five-year renewal options. Rental expense under operating leases for the years ended December 31, 1996, 1997 and 1998 was approximately $6.4 million, $6.1 million, and $11.2 million, respectively.

The Company has a ten-year operating lease agreement, signed in 1995, with the Company's majority shareholder for its corporate aircraft. The lease expense for the years ended December 31, 1996, 1997 and 1998 was approximately $615,000, $618,000, and $618,000, respectively.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMITMENTS AND CONTINGENCIES, continued

The following is a schedule of future minimum rental payments under operating leases having a remaining noncancelable term in excess of one year subsequent to December 31, 1998:

                                         Related        Non-Related         Total
Year                                      Party            Party            Amount
----                                      -----            -----            ------
1999 ...........................      $   618,000      $ 8,432,000      $ 9,050,000
2000 ...........................          618,000        8,435,000        9,053,000
2001 ...........................          618,000        6,828,000        7,446,000
2002 ...........................          618,000        5,637,000        6,255,000
2003 ...........................          618,000        5,010,000        5,628,000
Thereafter .....................        1,186,000       15,643,000       16,829,000
                                      -----------      -----------      -----------
 Total minimum payments required      $ 4,276,000      $49,985,000      $54,261,000
                                      ===========      ===========      ===========

The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the original plan provisions, the Company matched 25% of participant contributions to a maximum matching amount of 1% of participant compensation. During 1997, the Company increased the 401(k) matching provision to 50% of participating contributions to a maximum matching amount of 2% of participant compensation. The Company contribution was approximately $170,000, $352,000, and $601,000 for the years ended December 31, 1996, 1997 and 1998, respectively. In addition, two of the Company's subsidiaries maintained separate defined contribution plans, one of which was merged into the Company's 401(k) plan effective January 1, 1998. The combined contributions made to these plans were approximately $198,000, $244,000 and $149,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

NOTE 15 - PUBLIC OFFERINGS

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

In November 1996, the Company completed an offering for the sale of 2,419,890 shares of common stock, inclusive of the underwriters over-allotment option. The Company received approximately $71.5 million from the offering, net of underwriting discounts and expenses. The net proceeds were held for general corporate and working capital purposes.

                        SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16 - STOCK OPTIONS

In 1995, the Company granted options to an executive officer to purchase 1,143,000 shares of common stock. The options became exercisable three years from the date of grant, except that one-third were exercisable to the extent that the underlying shares were permitted to be included by the underwriters in an underwritten public offering. In November 1996 the Company completed a public offering and 381,000 of the options granted to the executive officer were exercised and sold in the offering. The remaining 762,000 options expire if not exercised by the tenth anniversary of their grant date.

Another executive officer was granted options under the Company's 1996 Employee Stock Option Plan to purchase 209,841 shares of the Company's common stock with an exercisable price of (i) 33 1/3% of such shares at $8.00 per share, (ii) 33 1/3% at $7.55 per share, and (iii) 33 1/3% at $6.67 per share. Compensation expense of approximately $28,000, $42,000 and $42,000 is recognized in the general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 1996, 1997 and 1998, respectively.

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - STOCK OPTIONS, continued

1996 Employee Stock Option Plan - The Company's 1996 Employee Stock Option Plan (the "Employee Plan") permits the granting of incentive or nonqualified stock options to purchase up to approximately 2,324,000 shares of the Company's common stock at not less than the fair value at the time the options are granted. Certain other officers and employees hold options to purchase additional shares of common stock at a range of $0.03 to $31.27 per share that vest ratably over the three-year period following the date of grant, except for approximately 360,000 options associated with the outstanding options from the acquisition of McQueen which are immediately exercisable. All options granted under the Employee Plan expire if not exercised by the tenth anniversary of their grant date with the exception of outstanding options converted pursuant to the acquisition of McQueen consistent with pooling-of-interests rules and expire five years from grant date. Transactions related to the 1996 Employee Stock Option Plan are summarized as follows:

                                                       Weighted Average
                                           Shares      Exercise Price
                                           ------      --------------
Outstanding at December 31, 1995 .              --
 Granted .........................         973,605       $10.00
 Exercised .......................              --           --
 Expired or terminated ...........         (71,813)      $ 8.00
                                         ---------
Outstanding at December 31, 1996 .         901,792       $15.22
 (Exercisable: 180,000 at $27.67)
 Granted .........................         893,816       $19.86
 Exercised .......................        (190,322)      $ 8.00
 Expired or terminated ...........        (231,300)      $19.38
                                         ---------
Outstanding at December 31, 1997 .       1,373,986       $16.67

 (Exercisable:  390,966 at $11.02)
 Granted .........................         681,750       $21.46
 Exercised .......................        (329,478)      $ 3.14
 Expired or terminated ...........        (312,656)      $23.91
                                         ---------
Outstanding at December 31, 1998 .       1,413,602       $20.05
                                         =========
 (Exercisable:  344,053 at $19.49)
Options available for future grant         149,860
                                         =========

The following table further summarizes information about the 1996 Employee Stock Option Plan at December 1998:

                                                     Weighted          Weighted                                 Weighted
                                  Number             Average           Average                Number             Average
        Range of              Outstanding at        Remaining         Exercise            Exercisable at        Exercise
     Exercise Prices           Dec. 31, 1998           Life             Price             Dec. 31, 1998           Price
-------------------------- -------------------- ----------------- -------------------- --------------------- ------------
$ 0.03 to $ 1.24                 20,436                4.0              $ 0.93                20,436             $ 0.93
$ 6.67 to $ 8.00                207,998                7.3              $ 7.55                53,151             $ 8.00
$13.91 to $31.27              1,185,168                9.1              $22.57               270,466             $23.15
                              ---------                                                      -------
          Total               1,413,602                8.7              $20.05               344,053             $19.49
                              =========                                                      =======

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - STOCK OPTIONS, continued

1996 Non-Employee Director Stock Option Plan - The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") permits the granting of nonqualified stock options to purchase up to 431,000 shares of the Company's common stock to members of the Board of Directors who are not employees of the Company. Each outside director will receive options to purchase 5,000 shares of common stock on the day following each annual meeting of shareholders. Also, on the date on which a new outside director is first elected or appointed, he or she automatically will be granted options to purchase 5,000 shares of common stock. All options granted will have an exercise price equal to the then fair market value of the common stock. All options granted under the Non-Employee Plan expire if not exercised by the tenth anniversary of their grant date.

Transactions related to the 1996 Non-Employee Director Stock Option Plan are summarized as follows:

                                                      Weighted Average
                                           Shares      Exercise Price
                                           ------      --------------
Outstanding at December 31, 1995 .            --
 Granted .........................        56,250          $ 8.00
 Exercised .......................            --
 Expired or terminated ...........            --
                                         -------
Outstanding at December 31, 1996 .        56,250          $ 8.00
 (Exercisable:  none)
 Granted .........................        42,500          $22.61
 Exercised .......................       (26,250)         $ 8.00
 Expired or terminated ...........            --
                                         -------
Outstanding at December 31, 1997 .        72,500          $16.56
 (Exercisable:  none)
 Granted .........................        40,000          $20.44
 Exercised .......................        (6,250)         $ 8.00
 Expired or terminated ...........            --
                                         -------
Outstanding at December 31, 1998 .       106,250          $18.53
                                         =======
 (Exercisable:  38,750 at $16.67)

Options available for future grant       301,250
                                         =======

The following table further summarizes information about the 1996 Non-Employee Director Stock Option Plan at December 1998:

                                                     Weighted          Weighted                                 Weighted
                                  Number             Average           Average                Number             Average
        Range of              Outstanding at        Remaining         Exercise            Exercisable at        Exercise
     Exercise Prices           Dec. 31, 1998           Life             Price             Dec. 31, 1998           Price
-------------------------- -------------------- ----------------- -------------------- --------------------- ------------
         $ 8.00                    23,750              7.3             $ 8.00                 16,250               $ 8.00
         $18.39                     5,000              9.2             $18.39                     --                   --
         $20.74                    35,000              9.3             $20.74                     --                   --
         $22.23                    37,500              8.4             $22.23                 17,500               $22.23
         $25.42                     5,000              8.4             $25.42                  5,000               $25.42
                                  -------                                                     ------
          Total                   106,250              8.5             $18.53                 38,750               $16.67
                                  =======                                                     ======

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - STOCK OPTIONS, continued

1997 Management Incentive Stock Option Plan - The Company's 1997 Management Incentive Stock Option Plan (the "Management Incentive Plan") permits the granting of nonqualified stock options to purchase up to approximately 4,000,000 shares of the Company's common stock at not less than the fair value at the time the options are granted. At December 31, 1998, no options granted were exercisable. All options granted under the Management Incentive Plan expire if not exercised by the tenth anniversary of their grant date.

Transactions related to the 1997 Management Incentive Stock Option Plan are summarized as follows:

                                                      Weighted Average
                                           Shares      Exercise Price
                                           ------      --------------
Outstanding at December 31, 1997 .             --
 Granted .........................        770,000         $21.19
 Exercised .......................             --
 Expired or terminated ...........             --
                                        ---------
Outstanding at December 31, 1998 .        770,000         $21.19
                                        =========

Options available for future grant      3,230,000
                                        =========

The following table further summarizes information about the 1997 Management Incentive Stock Option Plan at December 1998:

                                                     Weighted          Weighted                                 Weighted
                                  Number             Average           Average                Number             Average
        Range of              Outstanding at        Remaining         Exercise            Exercisable at        Exercise
     Exercise Prices           Dec. 31, 1998           Life             Price             Dec. 31, 1998           Price
-------------------------- -------------------- ----------------- -------------------- --------------------- ------------
         $18.93                    20,000             9.7             $18.93                    --                 --
         $20.00                   625,000             9.3             $20.00                    --                 --
         $27.49                   125,000            10.0             $27.49                    --                 --
                                  -------                                                    -------

          Total                   770,000             9.4             $21.19                    --                 --
                                  =======                                                    =======


                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - STOCK OPTIONS, continued

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted at fair market value under its plans. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                       Years ended December 31,
                                            ------------------------------------------
                                               1996             1997            1998
                                               ----             ----            ----
                                            ($ in thousands, except per share amounts)
Net income as reported
 (pro forma for 1996)                         $11,685          $7,631         $8,278
Pro forma net income
 as prescribed by SFAS 123                    $ 9,350          $1,584         $2,497
Net income per diluted share as reported
 (pro forma for 1996)                         $  0.31          $ 0.18         $ 0.20
Pro forma net income per diluted share
 as prescribed by SFAS 123                    $  0.25          $ 0.04         $ 0.06

The pro forma amounts were determined using the Black-Scholes valuation model with the following key assumptions: (i) a discount rate of 6.0 percent for 1996, a discount rate of 6.05 percent for 1997, and a discount rate of 6.0 percent for 1998; (ii) a volatility factor of 65.1% based upon the average trading price of the Company's common stock since it began trading on the Nasdaq National Market;
(iii) no dividend yield; and (iv) an average expected option life of approximately four years, for each year presented.

NOTE 17 - GEOGRAPHIC INFORMATION

Information about the Company's operations by geographic location are as follows:

                                              Years ended December 31,
                                 ------------------------------------------------
                                     1996              1997              1998
                                 ------------      ------------      ------------
Revenue:
 North America ............      $153,295,686      $223,970,601      $304,588,695
 International ............        95,403,743       127,622,509       164,872,825
                                 ------------      ------------      ------------
                                 $248,699,429      $351,593,110      $469,461,520
                                 ============      ============      ============

Income before income taxes:
 North America ............      $ 13,309,571      $ 11,496,208      $ 15,365,353
 International ............         8,329,663         9,316,234        14,395,646
                                 ------------      ------------      ------------
                                 $ 21,639,234      $ 20,812,442      $ 29,760,999
                                 ============      ============      ============

Total assets:
 North America ............      $182,270,263      $198,328,992      $262,378,945
 International ............        56,047,254        69,867,748       102,755,356
                                 ------------      ------------      ------------
                                 $238,317,517      $268,196,740      $365,134,301
                                 ============      ============      ============

                         SYKES ENTERPRISES, INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SIGNIFICANT CUSTOMER

Revenue from one customer amounted to 12% and 10% of revenues for the years ended December 31, 1996 and 1997, respectively. No single customer accounted for 10% of revenues for the year ended December 31, 1998.

NOTE 19 - PRO FORMA DISCLOSURES

Preferred Stock - In connection with an agreement entered into in February 1996, the Company's majority shareholder transferred all the newly issued shares of the Company's outstanding preferred stock and all of the Company's outstanding non-voting common stock to a related party. Effective immediately prior to the Company's initial public offering, the preferred stock and non-voting common stock was automatically converted into shares of common stock. These shares were sold in connection with such offering.

Pro Forma Income Taxes - An affiliate of the Company had elected to be treated as an S corporation for federal and state income tax purposes. As such, the affiliate's taxable income was reported to and subject to tax to the affiliate's shareholder. Prior to the Company's initial public offering, the Company's affiliate terminated its S corporation election and accordingly became subject to federal and state income taxes. The pro forma provision for income taxes reported on the consolidated statements of income presents federal and state income taxes that would have been incurred if the affiliate had been subject to tax as a C corporation. In addition, the Company changed its method of accounting for income taxes from the cash basis to the accrual method in connection with the offering. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

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

Weighted average common shares outstanding includes the common share equivalents discussed in Note 12, consistent with FAS Statement No. 128. In addition, the calculation includes certain preferred stock issued during 1996 that was converted to common stock immediately prior to the closing of and sold in the Company's initial public offering.

In addition, the Company issued 2,745,000 shares of common stock as a result of the merger involving Sykes Realty, Inc. immediately prior to the offering.