Form 10-K, Exhibit 13
period 2000-12-31
SYKES ENTERPRISES INC
filed 2001-03-27
CIK 1010612

                                                                    EXHIBIT 13.1

MARKET SHAREHOLDER DATA

     Sykes' common stock is quoted on the NASDAQ National Market under the symbol SYKE. The following table sets forth, for the periods indicated, certain information as to the high and low sale prices per share of Sykes' common stock as quoted on the NASDAQ National Market.

YEAR ENDED DECEMBER 31, 2000:                                  HIGH       LOW
-----------------------------                                 -------   -------
  First Quarter.............................................  $52.250   $13.375
  Second Quarter............................................   23.250    12.250
  Third Quarter.............................................   16.000     4.375
  Fourth Quarter............................................    7.000     3.313

YEAR ENDED DECEMBER 31, 1999:
------------------------------------------------------------

  First Quarter.............................................  $32.875   $24.250
  Second Quarter............................................   34.750    20.438
  Third Quarter.............................................   33.750    21.625
  Fourth Quarter............................................   51.500    22.750

     Holders of Sykes' common stock are entitled to receive dividends out of the funds legally available when and if declared by the Board of Directors. Sykes has not declared or paid any cash dividends on its common stock in the past. Sykes currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

     As of March 1, 2001, the last sale price of the registrant's common stock was $4.63 on the NASDAQ National Market, and there were approximately 1,607 holders of record of the common stock. The Company believes that there are approximately 12,000 beneficial owners of its common stock.

SELECTED FINANCIAL DATA

     The following selected financial data has been derived from the Company's consolidated financial statements. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and related notes.

                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2000           1999           1998           1997           1996
                                     ------------   ------------   ------------   ------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues...........................    $603,606       $572,742       $460,102       $351,593       $248,699
Income (loss) from operations......     (12,308)        39,269         32,672         24.392         21,611
Net income.........................      45,638         21,902          2,442          7,631         11,685
Net income per basic share.........        1.10           0.52           0.06           0.19           0.32
Net income per diluted share.......        1.10           0.51           0.06           0.18           0.31

PRO FORMA INFORMATION ASSUMING
  ACCOUNTING CHANGE IS APPLIED
  RETROACTIVELY(1)
Revenues...........................    $603,606       $571,243       $460,102       $351,593       $248,699
Income (loss) from operations......     (12,308)        36,630         31,935         24,392         21,611
Net income.........................      47,706         20,286          1,981          7,631         11,685
Net income per basic share.........        1.15           0.48           0.05           0.19           0.32
Net income per diluted share.......        1.15           0.47           0.05           0.18           0.31

PRO FORMA INFORMATION EXCLUDING
  ONE-TIME ITEMS ASSUMING
  ACCOUNTING CHANGE IS APPLIED
  RETROACTIVELY(1):
Revenues...........................    $603,606       $571,243       $460,102       $351,593       $248,699
Income from operations(2, 3, 4,
  5)...............................      25,996         42,609         48,282         36,605         21,611
Net income(2, 3, 4, 5, 6, 7, 8)....      13,771         23,949         29,527         23,877         11,685
Net income per basic share(2, 3, 4,
  5, 6, 7, 8)......................        0.33           0.57           0.72           0.58           0.32
Net income per diluted share(2, 3,
  4, 5, 6, 7, 8)...................        0.33           0.56           0.70           0.56           0.31

BALANCE SHEET DATA:
Working capital....................    $ 92,964       $ 93,075       $ 84,632       $116,661       $116,687
Total assets.......................     357,344        419,396        361,798        268,197        238,318
Long-term debt, less current
  installments.....................       8,759         80,053         75,448         35,990          8,571
Shareholders' equity...............     196,897        195,387        159,102        152,560        147,402

---------------

(1) Effective January 1, 2000, the Company changed its policy regarding the accounting for grants and recognition of revenue based on criteria established by Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").
(2) The balance for 2000 is exclusive of $7.8 million of compensation expense related to payments made to certain SHPS, Incorporated ("SHPS") option holders as part of the Company's sale of a 93.5% ownership interest in SHPS that occurred on June 30, 2000 and $30.5 million of restructuring and other charges.
(3) The balance for 1999 is exclusive of $6.0 million of charges associated with the impairment of long-lived assets.

(4) The balance for 1998 is exclusive of $0.5 million of expense associated with accrued severance costs, $1.4 million of one-time merger and related charges associated with acquisitions and $14.5 million of acquisition related in-process research and development costs.
(5) The balance for 1997 is exclusive of $12.2 million of charges associated with the impairment of long-lived assets and one-time merger and related charges associated with an acquisition.
(6) The balance for 2000 is exclusive of an $84.0 million gain from the sale of a 93.5% ownership interest in SHPS that occurred on June 30, 2000 and a gain of $0.7 million related to the sale of a small Canadian operation that sold roadside assistance memberships for which the Company provides customer support and $38.3 million of one-time items as identified in note 2 above.
(7) The balance for 1998 is exclusive of $3.9 million of acquisition related in-process research and development costs incurred by a joint venture entity, $7.3 million of charges associated with the write-down of marketable securities and $16.4 million of one-time charges as identified in note (4) above.
(8) The balance for 1997 is exclusive of $2.8 million of expense associated with acquisition related in-process research and development costs incurred by a joint venture entity, $1.2 million of one-time merger and related charges associated with an acquisition and $12.2 million of one-time charges as identified in note (5) above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto. The following discussion compares the year ended December 31, 2000 ("2000") to the year ended December 31, 1999 ("1999"), and 1999 to the year ended December 31, 1998 ("1998"). The following discussion and analysis and other sections of this report contain forward-looking statements that involve risks and uncertainties. Words such as "may," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe the Company's future plans, objectives, or goals also are forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth below and elsewhere in this analysis and in the Company's Form 10-K for the year ended December 31, 2000 in Item 1 in the section entitled "Factors Influencing Future Results And Accuracy Of Forward-Looking Statements."

OVERVIEW

     The Company derives its revenue from providing outsourced customer management solutions and services through two business segments -- Business Solutions and Business Services.

     Business Solutions provides professional services in e-commerce and customer relationship management (CRM) with a focus on business strategy development, project management, business process redesign, change management, knowledge management, education, training and web development. Revenues from Business Solutions usually are billed on a time and material basis, generally by the hour, and revenues generally are recognized as the services are provided. Revenues from fixed price contracts, generally with terms of less than one year, are recognized using the percentage-of-completion method. A significant majority of the Company's revenue is derived from non-fixed price contracts. The Company has not experienced material losses due to fixed price contracts and does not anticipate a significant increase in revenue derived from such contracts in the future.

     Business Services provides customer care outsourcing services with an emphasis on technical support and customer service, delivered through multiple communication channels encompassing phone, e-mail, web and chat. Revenue from technical support and customer service, provided through the Company's support centers, is recognized as services are rendered. These services are billed on an amount per e-mail, a fee per call, a rate per minute or on a time and material basis. Revenue from distribution and fulfillment services is generally billed on a per unit basis.

     Direct salaries and related costs include direct personnel compensation, statutory and other benefits associated with such personnel and other direct costs associated with providing services to customers. General and administrative expenses include administrative, sales and marketing, occupancy, depreciation and amortization, and other indirect costs.

     Other expense, excluding the effect of one-time items, consists primarily of interest expense, net of interest income and foreign currency transaction gains and losses. Foreign currency transaction gains and losses generally result from exchange rate fluctuations on intercompany transactions. During 1997, the Company entered into a joint venture and the results of this entity are included in the other income (expense) section of the Consolidated Statements of Income for the time period the entity operated as a 50% joint venture. Effective September 1, 1998, the Company acquired the remaining portion of this joint venture.

     Grants from local or state governments for the acquisition of property and equipment are deferred and recognized as a reduction to general and administrative costs over the corresponding useful lives of the related property and equipment. Deferred property and equipment grants, net of amortization, totaled $30.1 million and $21.2 million at December 31, 2000 and 1999, respectively.

     The Company's effective tax rate for the periods presented reflects the effects of foreign taxes, net of foreign income not taxed in the United States, nondeductible expenses for income tax purposes and a tax basis difference on the sale of an equity interest in SHPS.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of income:

                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                        2000           1999           1998
                                                    ------------   ------------   ------------
PERCENTAGES OF REVENUES:
Revenues..........................................     100.0%         100.0%         100.0%
Direct salaries and related costs.................      63.3           64.6           63.0
General and administrative(1).....................      32.4           27.5           26.8
Compensation expense associated with exercise of
  options.........................................       1.3             --             --
Restructuring and other charges...................       5.0             --             --
Impairment of long-lived assets...................        --            1.0             --
Acquired in-process research and development(2)...        --             --            3.1
                                                       -----          -----          -----
Income (loss) from operations.....................      (2.0)           6.9            7.1
Other income (expense)(3)(4)(5)...................      13.4           (0.6)          (2.7)
                                                       -----          -----          -----
Income before provision for income taxes and
  cumulative effect of change in accounting
  principle.......................................      11.4            6.3            4.4
Provision for income taxes........................       3.5            2.5            3.9
                                                       -----          -----          -----
Income before cumulative effect of change in
  accounting principle............................       7.9            3.8            0.5
Cumulative effect of change in accounting
  principle.......................................      (0.3)            --             --
                                                       -----          -----          -----
          Net income(1)(2)(3)(4)(5)...............       7.6%           3.8%           0.5%
                                                       =====          =====          =====

---------------

(1) Includes charges associated with accrued severance pay and one-time merger and related charges of 0.4% related to the acquisitions completed in 1998.
(2) Includes expense associated with the write-off of acquisition related in-process research and development costs of 3.1% related to the Company's original ownership and subsequent acquisition of the remaining outstanding shares of SHPS.
(3) Includes expense associated with the write-off of acquisition related in-process research and development costs of 0.8% related to acquisitions completed by SHPS in 1998.
(4) Includes expense associated with the write-down of marketable securities of 1.6% in 1998.
(5) Includes gain on sale of SHPS of 13.9% in 2000.

2000 COMPARED TO 1999

     Revenues. For 2000, the Company recorded consolidated revenues of $603.6 million, an increase of $30.9 million or 5.4%, from the $572.7 million of consolidated revenues for the comparable period during 1999. Exclusive of SHPS (in which 93.5% of the Company's ownership interest was sold on June 30, 2000), revenues increased $68.2 million or 13.6% to $567.9 million for 2000 from $499.7 million for the comparable period during 1999. This growth in revenue was the result of a $29.0 million or 5.5% increase in Business Services' revenues ($66.3 million or 14.8% exclusive of SHPS) and an increase of $1.9 million or 3.8% from Business Solutions' revenues.

     The increase in Business Services' revenues for 2000 was primarily attributable to an increase in the number of technical and customer support centers providing services throughout the period, and the resulting increase in e-mail requests and telephony call volumes from clients, the licensing of the Company's diagnostic software, partially offset by a decrease from distribution and fulfillment services revenues. The new support centers were required as a result of continued organic growth of technical and customer support services from both e-commerce and telephony support services. The Company had an additional four domestic and two international technical and customer support centers fully operational in 2000 and significantly expanded an additional four international centers. During 2000, the Company recognized $8.0 million of revenue associated with the licensing of the Company's diagnostic software, of which $3.5 million related to a one-year AnswerTeam(TM) licensing agreement and $3.6 million related to the pro rata recognition of revenue associated with a multi-year AnswerTeam(TM) licensing agreement completed during 1999. The decrease in distribution and fulfillment services revenue for 2000 was primarily attributable to the closing of three international and two domestic distribution and fulfillment centers as part of the Company's restructuring plans and a client's decision to discontinue its operations within North America.

     The increase in Business Solutions' revenues was attributable to a focus on professional e-commerce services, including web design, development and program management and an increase in the average bill rate charged for consulting services. The increase in Business Solutions' revenue for 2000 is partially offset by a $0.7 million decline in worldwide translation and localization services and a $1.9 million reduction in revenue associated with the sale of the Company's Manufacturing and Distribution operations during the second quarter of 1999.

     Direct Salaries and Related Costs. Direct salaries and related costs increased $12.3 million or 3.3% to $382.2 million for 2000, from $369.9 million in 1999. As a percentage of revenues, direct salaries and related costs decreased to 63.3% in 2000 from 64.6% for the comparable period in 1999. The increase in the dollar amount was primarily attributable to a $43.4 million increase in salaries and benefits to support revenue growth and associated training costs, partially offset by a $27.3 million decrease in direct material costs associated with distribution and fulfillment services. Exclusive of SHPS, direct salaries and all related costs increased $35.1 million or 10.8% to $359.0 million or 63.2% of revenue. The decrease in direct salaries and all related costs as a percentage of revenue resulted from economies of scale associated with spreading costs over a larger revenue base.

     General and Administrative. General and administrative expenses increased $37.8 million or 24.0% to $195.4 million for 2000, from $157.6 million in 1999. As a percentage of revenues, general and administrative expenses increased to 32.4% in 2000 from 27.5% for the comparable period in 1999. The increase in both the dollar amount and percentage of revenue of general and administrative expense was primarily attributable to a $15.2 million increase in salaries and benefits to support the Company's organic growth, an $8.2 million increase in telecom costs, a $4.0 million increase in lease and rent expense, a $4.8 million increase in depreciation expense associated with facility and capital equipment expenditures all generally incurred in connection with the expansion of the Company's technical and customer support services, and a $6.9 million increase in bad debt expense due principally to weaker economic conditions for dot.com clients. Exclusive of SHPS, general and administrative expenses increased $48.1 million or 35.2% to $184.5 million, or 32.5% of revenue.

     Compensation Expense. Compensation expense associated with the exercise of options was $7.8 million for 2000. This charge related to payments made to certain SHPS' option holders as part of the Company's sale of a 93.5% ownership interest in SHPS that occurred on June 30, 2000.

     Restructuring and Other Charges. The Company recorded restructuring and other charges of $30.5 million during 2000. These charges were associated with
(1) the consolidation of certain of the Company's distribution and fulfillment operations in Europe; (2) the closure of the U.S. distribution and fulfillment operations; (3) the elimination of the worldwide translation and localization business; (4) the consolidation of certain of the Company's professional services locations; (5) elimination of redundant property, leasehold improvements and equipment; (6) lease termination costs associated with vacated properties and transportation equipment; and (7) severance payments to the Company's former President.

     Other Income and Expense. Other income was $81.2 million during 2000, compared to other expense of $3.5 million during 1999. Excluding the $84.0 million gain associated with the sale of SHPS, the Company reported other expense of $2.8 million for 2000. The decrease in other expense for 2000, excluding the gain for the sale of SHPS, was attributable to a decrease in interest expense associated with a decrease in the Company's average outstanding debt position, partially offset by additional interest expense of $0.7 million related to the cancellation of a contractual obligation. The Company's average debt balance for 2000 was $44.8 million compared to $78.8 million for 1999. The decrease in the average debt balance is principally due to the repayment of debt from the proceeds generated from the sale of SHPS, partially offset by increases in debt from capital expenditures and the Company's repurchase of 3.0 million shares of its common stock during 2000 that are being held as treasury shares.

     On June 30, 2000, the Company sold 93.5% of its ownership interest in SHPS for $165.5 million cash. The sale of SHPS resulted in a gain for financial accounting purposes of $84.0 million ($59.9 million net of taxes).

     Income Taxes. The provision for income taxes increased $7.3 million to $21.2 million for 2000 from $13.9 million for the comparable period in 1999. The increase in the provision for income taxes was primarily attributable to the gain associated with the sale of SHPS, partially offset by the compensation expense associated with the exercise of options and the restructuring and other charges that were incurred during 2000. The Company's effective tax rate exclusive of the gain and one-time items was 38.7% for 2000 compared to 38.7% for the comparable 1999 period.

     Net Income. As a result of the foregoing, inclusive of one-time items identified above, net income increased to $45.6 million in 2000 from $21.9 million in 1999. Exclusive of one-time items, including a gain of $84.0 million for the sale of SHPS, $7.8 million related to payouts made to SHPS' options holders and $30.5 million in restructuring and other charges, net income for 2000 would have been $13.8 million.

1999 COMPARED TO 1998

     Revenues. Revenues increased $112.6 million, or 24.5%, to $572.7 million in 1999 from $460.1 million in 1998. Exclusive of SHPS, revenues increased $66.5 million, or 15.3%, to $499.8 million from $433.3 million in 1998. The growth in revenues reflected an increase of $133.3 million, or 34.3% in Business Services' revenues ($87.1 million, or 24.0%, exclusive of SHPS) and a decrease of $20.6 million in Business Solutions' revenues.

     The increase in Business Services' revenues for 1999 was primarily attributable to an increase in the number of technical and customer support centers providing services throughout the period and the resulting increase in e-mail requests and telephony call volumes from clients. The new support centers were required as a result of continued growth of technical and customer support services from both e-mail and telephony support services. During 1999, the Company opened three domestic and four international technical and customer support centers, significantly expanded an additional four international centers and announced the construction of an additional five domestic centers. An increase in distribution and fulfillment services revenue was attributable to the Company's e-commerce initiatives in 1999.

     The decrease in Business Solutions' revenues for 1999 was attributable to a decline in hours billed to customers for consulting services, partially offset by an increase in the average bill rate, the sale of the Company's Manufacturing and Distribution operation, and to a decline in worldwide translation and localization services due to a delay in the commencement of certain projects when compared to 1998.

     Direct Salaries and Related Costs. Direct salaries and related costs increased $80.0 million, or 27.6%, to $369.8 million in 1999 from $289.8 million in 1998. As a percentage of revenues, direct salaries and related costs increased to 64.6% in 1999 from 63.0% in the comparable 1998 year. The increase was primarily attributable to the addition of personnel to support revenue growth and associated employee benefit and training costs.

     General and Administrative. General and administrative expenses increased $40.5 million, or 32.9%, to $163.6 million in 1999, inclusive of a $6.0 million one-time charge associated with the impairment of long-lived assets. As a percentage of revenues and inclusive of the one-time charge, general and administrative expenses increased to 28.5% in 1999 from 26.8% in 1998. The increase in the amount of general and administrative expenses was primarily attributable to a $17.7 million increase in salaries and benefits, a $9.6 million increase in depreciation expense associated with facility and capital equipment expenditures incurred in connection with the expansion of the Company's technical and customer support centers and distribution and fulfillment services, the $6.0 million one-time charge associated with the impairment of long-lived assets, and to a $4.3 million increase in amortization expense, primarily associated with goodwill incurred as part of the SHPS acquisition. General and administrative expenses, exclusive of the $6.0 million charge associated with the impairment of long-lived assets, increased $34.5 million, or 28.0%, to $157.6 million in 1999, or 27.5% of revenue.

     Impairment of Long-Lived Assets. As part of the original ownership and subsequent acquisition of the remaining outstanding shares of SHPS, the Company determined that the technical feasibility of SHPS' in-process technology had not been established and a portion of the technology had no alternative use. Therefore, the Company recorded a charge of approximately $14.5 million related to the write-off of the acquired in-process research and development during 1998.

     Other Expense. Other expense was $3.5 million during 1999 compared to $12.3 million during 1998. The other expense balance for 1998 is inclusive of a $3.9 million loss from joint venture and a $7.3 million write-down of a marketable security. The loss from the joint venture was attributable to acquisition related in-process research and development costs associated with acquisitions completed by the joint venture, which were recorded as other expense. The increase in other expense for 1999 exclusive of the loss from the joint venture and the write-down of a marketable security was primarily attributable to an increase in the Company's debt position as a result of the acquisition of SHPS completed during 1998.

     Income Taxes. The provision for income taxes decreased $4.1 million, or 22.8%, to $13.9 million during 1999 from $18.0 million during 1998. The dollar decrease was attributable to a lower amount of income before provision for income taxes, exclusive of one-time charges. Sykes' effective tax rate decreased to 38.7% during 1999, versus 88.0% for 1998. The effective tax rate for 1998 was affected by approximately $14.5 million of non-deductible charges associated with the write-off of in-process research and development costs.

     Net Income. As a result of the foregoing, net income inclusive of the one-time charge identified above increased to $21.9 million in 1999 from $2.4 million in 1998. Net income for 1999, exclusive of the $6.0 million charge associated with the impairment of long-lived assets would have been $25.6 million.

QUARTERLY RESULTS

     The following information presents unaudited quarterly operating results for the Company for 2000 and 1999. The data has been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Form 10-K, and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. The operating results for the quarters ended September 30, 2000, June 30, 2000 and March 31, 2000 have been adjusted to give effect to the change in the Company's method of accounting for revenue recognition. These operating results are not necessarily indicative of the Company's future performance.

                                        12/31/00   9/30/00    6/30/00    3/31/00    12/31/99   9/30/99    6/30/99    3/31/99
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
AS ADJUSTED FOR SAB 101, EFFECTIVE
  JANUARY 1, 2000
Revenues..............................  $148,144   $136,954   $155,798   $162,710   $159,433   $140,967   $135,964   $136,378
Direct salaries and related costs.....    94,003     87,940     98,422    101,871    105,142     92,523     88,938     83,247
General and administrative(1).........    48,609     52,064     47,787     46,914     49,229     40,350     37,767     36,277
Compensation expense associated with
  exercise of options.................        --         --      7,836         --         --         --         --         --
Restructuring and other charges.......    20,828         --      9,640         --         --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.........   (15,296)    (3,050)    (7,887)    13,925      5,062      8,094      9,259     16,854
Other income (expense)(2).............       800     (1,434)    83,076     (1,237)    (1,092)      (987)      (863)      (575)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before provision for
  income taxes and cumulative effect
  of change in accounting principle...   (14,496)    (4,484)    75,189     12,688      3,970      7,107      8,396     16,279
Provision for income taxes............    (3,765)    (1,660)    21,693      4,923      1,540      2,761      3,249      6,300
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before cumulative effect
  of change in accounting principle...   (10,731)    (2,824)    53,496      7,765      2,430      4,346      5,147      9,979
Cumulative effect of change in
  accounting principle, net of income
  taxes of $1.3 million...............        --         --         --     (2,068)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss).....................  $(10,731)  $ (2,824)  $ 53,496   $  5,697   $  2,430   $  4,346   $  5,147   $  9,979
                                        ========   ========   ========   ========   ========   ========   ========   ========
Net income (loss) per basic share:
  Income (loss) before cumulative
    effect of change in accounting
    principle.........................  $  (0.27)  $  (0.07)  $   1.27   $   0.18   $   0.06   $   0.10   $   0.12   $   0.24
  Cumulative effect of change in
    accounting principle..............        --         --         --      (0.05)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per basic share...  $  (0.27)  $  (0.07)  $   1.27   $   0.13   $   0.06   $   0.10   $   0.12   $   0.24
                                        ========   ========   ========   ========   ========   ========   ========   ========
        Total weighted average basic
          shares......................    40,373     41,134     42,031     42,606     42,356     42,281     42,083     41,459

Net income (loss) per diluted share:
  Income (loss) before cumulative
    effect of change in accounting
    principle.........................  $  (0.27)  $  (0.07)  $   1.27   $   0.18   $   0.06   $   0.10   $   0.12   $   0.23
  Cumulative effect of change in
    accounting principle..............        --         --         --      (0.05)        --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per diluted
    share.............................  $  (0.27)  $  (0.07)  $   1.27   $   0.13   $   0.06   $   0.10   $   0.12   $   0.23
                                        ========   ========   ========   ========   ========   ========   ========   ========
        Total weighted average diluted
          shares......................    40,373     41,134     42,098     42,902     43,063     43,032     43,097     42,824

AS PREVIOUSLY REPORTED
Revenues..............................  $148,144   $137,570   $155,867   $161,312   $159,433   $140,967   $135,964   $136,378
Direct salaries and related costs.....    94,003     88,254     98,606    102,211    105,142     92,523     88,938     83,247
General and administrative(1).........    48,609     52,124     45,389     46,915     49,229     40,350     37,767     36,277
Compensation expense associated with
  exercise of options.................        --         --      7,836         --         --         --         --         --
Restructuring and other charges.......    20,828         --      9,640         --         --         --         --         --
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.........   (15,296)    (2,808)    (5,604)    12,186      5,062      8,094      9,259     16,854
Other income (expense)(2).............       800     (1,434)    83,076     (1,237)    (1,092)      (987)      (863)      (575)
                                        --------   --------   --------   --------   --------   --------   --------   --------

Income (loss) before provision for income
taxes.                                      (14,496)    (4,242)    77,472     10,949      3,970      7,107      8,396     16,279
Provision for income taxes.............      (3,765)    (1,569)    22,579      4,248      1,540      2,761      3,249      6,300
                                           --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss)......................    $(10,731)  $ (2,673)  $ 54,893   $  6,701   $  2,430   $  4,346   $  5,147   $  9,979
                                           ========   ========   ========   ========   ========   ========   ========   ========
Net income (loss) per basic share......    $  (0.27)  $  (0.07)  $   1.27   $   0.18   $   0.06   $   0.10   $   0.12   $   0.24
                                           ========   ========   ========   ========   ========   ========   ========   ========
        Total weighted average basic
          shares.......................      40,373     41,134     42,031     42,606     42,356     42,281     42,083     41,459

Net income (loss) per diluted share....    $  (0.27)  $  (0.06)  $   1.30   $   0.16   $   0.06   $   0.10   $   0.12   $   0.23
                                           ========   ========   ========   ========   ========   ========   ========   ========
        Total weighted average diluted
          shares.......................      40,373     41,134     42,098     42,902     43,063     43,032     43,097     42,824

---------------

(1) The quarter ended December 31, 1999 includes $6.0 million of charges associated with the write-down of software and computer equipment.
(2) The quarter ended June 30, 2000 includes an $84.0 million gain associated with the sale of SHPS.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash flows from operations and available borrowings under its credit facilities. The Company has utilized its capital resources to make capital expenditures associated primarily with its technical and customer support services, invest in technology applications and tools to further develop the Company's service offerings, repurchase its shares in the open market, and for working capital and general corporate purposes. In future periods, the Company intends similar uses of any such funds, including possible additional acquisitions.

     During 2000, the Company generated $23.3 million in cash from operating activities. The Company utilized these funds as well as $159.8 million of cash generated from the sale of 93.5% of its equity interest in SHPS, $8.4 million in proceeds from grants and $3.2 million from issuance of Company stock to pay down approximately $74.4 million in debt, invest $72.3 million in capital expenditures and to purchase $40.6 million of the Company's common stock. The purchase of the shares of the Company's common stock was in connection with stock repurchase programs announced in February 2000 and July 2000.

     The Company's capital expenditures for the year ended December 31, 2000 were $72.3 million, which are generally funded by cash generated from operating activities and borrowings available under its credit facilities. Approximately 58% of the capital expenditures were the result of investing in new and existing technical and customer support centers, 37% was expended for systems infrastructure, and 5% of the capital expenditures were SHPS related prior to its June 30, 2000 sale.

     On May 2, 2000, the Company amended and restated its existing syndicated credit facility with a syndicate of lenders (the "Amended Credit Facility"). Pursuant to the terms of the Amended Credit Facility, the amount of the Company's revolving credit facility was maintained at $150.0 million. The $150.0 million Amended Credit Facility includes a $10.0 million swingline loan to be used for working capital purposes. In addition, the Company amended and restated its $15.0 million multi-currency credit facility that provides for multi-currency lending. Borrowings under the Amended Credit Facility bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a Euro rate plus an applicable margin of up to 1.75%. Borrowings under the $10.0 million swingline loan bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a Quoted Rate for swingline loans. Borrowings under the $15.0 million multi-currency facility bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a quoted Euro rate for swingline loans. The Company paid aggregate financing fees of approximately $0.3 million, which have been deferred and are being amortized over the term of the Amended Credit Facility. In addition, a commitment fee up to 0.375 % will be charged on the unused portion of the Amended Credit Facility on a quarterly basis. The Amended Credit Facility matures on February 28, 2003, and the multi-currency facility matures on February 28, 2002. At December 31, 2000, the Company had approximately $156.2 million of availability under its credit facilities.

     The Company believes that its current cash levels, accessible funds under its credit facilities and cash flows from future operations, will be adequate to meet its debt repayment requirements, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future.

IMPACT OF YEAR 2000

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 compliant. During September 1999, the Company completed its remediation and testing of its systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. Sykes is not aware of any material problems resulting from Year 2000 issues, either with its products and services, its internal systems, or those products and services of third parties. Sykes will continue to monitor its critical computer applications and those of its suppliers and vendors to ensure that any delayed Year 2000 matters that may arise are addressed promptly.

IMPACT OF NEW ACCOUNTING STANDARDS

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments and requires recognition of derivatives in the statement of financial position to be measured at fair value. Gains or losses resulting from changes in the value of derivatives would be accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. This statement is effective for financial statements beginning in 2001. The Company is currently studying the future effects of adopting this statement. However, due to our limited use of derivative financial instruments, adoption of Statement No. 133 is not expected to have a significant effect on our financial position or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's earnings and cash flows are subject to fluctuations due to changes in non-U.S. currency exchange rates. The Company is exposed to non-U.S. exchange rate fluctuations as the financial results of non-U.S. subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, those results, when translated, may vary from expectations and adversely impact overall expected profitability. The cumulative translation effects for subsidiaries using functional currencies other than the U.S. dollar are included in accumulated other comprehensive income in shareholders' equity. Movements in non-U.S. currency exchange rates may affect the Company's competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-United States based competitors. Under its current policy, the Company does not use non-U.S. exchange derivative instruments to manage its exposure to changes in non-U.S. currency exchange rates.

     The Company's exposure to interest rate risk results from its variable rate debt outstanding under its credit facilities. At December 31, 2000, the Company had $8.9 million in debt outstanding at variable interest rates, which is generally equal to the Eurodollar rate plus an applicable margin. Based on the Company's level of variable rate debt during 2000, a one-point increase in the weighted average interest rate would increase the Company's annual interest expense by approximately $0.5 million. Under its current policy, the Company does not use derivative instruments to manage its exposure to changes in interest rates.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders Sykes Enterprises, Incorporated

     We have audited the accompanying consolidated balance sheets of Sykes Enterprises, Incorporated as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated as of December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1, the Company changed its method of accounting for certain grants and revenues.

                                          Ernst & Young LLP

Tampa, Florida
February 15, 2001

                        SYKES ENTERPRISES, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                                               IN THOUSANDS (EXCEPT PER
                                                                      SHARE DATA)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 30,141       $ 31,001
  Restricted cash...........................................          --         15,109
  Receivables...............................................     135,609        126,477
  Prepaid expenses and other current assets.................      17,679         15,252
                                                                --------       --------
          Total current assets..............................     183,429        187,839
Property and equipment, net.................................     151,842        134,756
Marketable securities.......................................          --            200
Intangible assets, net......................................       8,861         76,831
Deferred charges and other assets...........................      13,212         19,770
                                                                --------       --------
                                                                $357,344       $419,396
                                                                ========       ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................    $    100       $  3,236
  Accounts payable..........................................      34,636         37,410
  Income taxes payable......................................       5,502            932
  Accrued employee compensation and benefits................      32,746         24,206
  Customer deposits.........................................          --         11,821
  Other accrued expenses and current liabilities............      17,481         17,159
                                                                --------       --------
          Total current liabilities.........................      90,465         94,764
Long-term debt..............................................       8,759         80,053
Deferred grants.............................................      30,143         21,199
Deferred revenue............................................      31,072         26,593
Other long-term liabilities.................................           8          1,400
                                                                --------       --------
          Total liabilities.................................     160,447        224,009
                                                                --------       --------
Commitments and contingencies (Note 15)
Shareholders' equity:
  Preferred stock, $0.01 par value, 10,000 shares
     authorized; no shares issued and outstanding...........          --             --
  Common stock, $0.01 par value; 200,000 shares authorized;
     43,084 and 42,734 issued...............................         431            427
  Additional paid-in capital................................     159,696        155,023
  Retained earnings.........................................      91,435         45,797
  Accumulated other comprehensive income....................     (14,082)        (5,860)
                                                                --------       --------
                                                                 237,480        195,387
Treasury stock at cost; 2,981 shares (none in 1999).........     (40,583)            --
                                                                --------       --------
          Total shareholders' equity........................     196,897        195,387
                                                                --------       --------
                                                                $357,344       $419,396
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
                                                              IN THOUSANDS (EXCEPT PER SHARE DATA)
Revenues....................................................   $603,606     $572,742     $460,102
                                                               --------     --------     --------
Operating expenses:
  Direct salaries and related costs.........................    382,236      369,850      289,802
  General and administrative................................    195,374      157,644      123,159
  Compensation expense associated with exercise of
     options................................................      7,836           --           --
  Restructuring and other charges...........................     30,468           --           --
  Impairment of long-lived assets...........................         --        5,979           --
  Acquired in-process research and development..............         --           --       14,469
                                                               --------     --------     --------
          Total operating expenses..........................    615,914      533,473      427,430
                                                               --------     --------     --------
Income (loss) from operations...............................    (12,308)      39,269       32,672
                                                               --------     --------     --------
Other income (expense):
  Interest, net.............................................     (2,942)      (3,669)        (959)
  Gain on sale of equity interest in SHPS...................     84,036           --           --
  Loss from joint venture...................................         --           --       (3,947)
  Write-down of marketable securities.......................         --           --       (7,335)
  Other.....................................................        111          152          (29)
                                                               --------     --------     --------
          Total other income (expense)......................     81,205       (3,517)     (12,270)
                                                               --------     --------     --------
Income before provision for income taxes and cumulative
  effect of change in accounting principle..................     68,897       35,752       20,402
                                                               --------     --------     --------
Provision for income taxes:
  Current...................................................     24,794       20,387       25,592
  Deferred..................................................     (3,603)      (6,537)      (7,632)
                                                               --------     --------     --------
          Total provision for income taxes..................     21,191       13,850       17,960
                                                               --------     --------     --------
Income before cumulative effect of change in accounting
  principle.................................................     47,706       21,902        2,442
Cumulative effect of change in accounting principle, net of
  income taxes of $1.3 million..............................     (2,068)          --           --
                                                               --------     --------     --------
Net income..................................................   $ 45,638     $ 21,902     $  2,442
                                                               ========     ========     ========
Net income per basic share:
  Income before cumulative effect of change in accounting
     principle..............................................   $   1.15     $   0.52     $   0.06
  Cumulative effect of change in accounting principle.......      (0.05)          --           --
                                                               --------     --------     --------
  Net income per basic share................................   $   1.10     $   0.52     $   0.06
                                                               ========     ========     ========
  Weighted average shares outstanding -- basic..............     41,518       42,045       41,258

Net income per diluted share:
  Income before cumulative effect of change in accounting
     principle..............................................   $   1.15     $   0.51     $   0.06
  Cumulative effect of change in accounting principle.......      (0.05)          --           --
                                                               --------     --------     --------
  Net income per diluted share..............................   $   1.10     $   0.51     $   0.06
                                                               ========     ========     ========
  Weighted average shares outstanding -- diluted............     41,645       42,995       42,288

Pro forma amounts assuming accounting change is applied
  retroactively:
  Net income................................................   $ 47,706     $ 20,286     $  1,981
  Net income per basic share................................   $   1.15     $   0.48     $   0.05
  Net income per diluted share..............................   $   1.15     $   0.47     $   0.05

          See accompanying notes to consolidated financial statements.

                  SYKES ENTERPRISES, INCORPORATED CONSOLIDATED

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                             ACCUMULATED
                                                   COMMON STOCK     ADDITIONAL                  OTHER
                                                  ---------------    PAID-IN     RETAINED   COMPREHENSIVE   TREASURY
                                                  SHARES   AMOUNT    CAPITAL     EARNINGS      INCOME        STOCK      TOTAL
                                                  ------   ------   ----------   --------   -------------   --------   --------
                                                                                 (IN THOUSANDS)
Balance at January 1, 1998......................  41,120    $411     $133,592    $22,151      $ (3,594)     $     --   $152,560
Issuance of common stock........................     332       3        1,074         --            --            --      1,077
Tax effect of non-qualified exercise of stock
  options.......................................      --      --        1,534         --            --            --      1,534
Distributions...................................      --      --           --       (698)           --            --       (698)

Net income......................................      --      --           --      2,442            --            --      2,442
Recognition of write-down on marketable
  securities....................................      --      --           --         --           735            --        735
Foreign currency translation adjustment.........      --      --           --         --         1,452            --      1,452
                                                                                                                       --------
Comprehensive income............................                                                                          4,629
                                                  ------    ----     --------    -------      --------      --------   --------
Balance at December 31, 1998....................  41,452     414      136,200     23,895        (1,407)           --    159,102
Issuance of common stock........................   1,282      13       11,371         --            --            --     11,384
Tax effect of non-qualified exercise of stock
  options.......................................      --      --        7,452         --            --            --      7,452

Net income......................................      --      --           --     21,902            --            --     21,902
Foreign currency translation adjustment.........      --      --           --         --        (4,453)           --     (4,453)
                                                                                                                       --------
Comprehensive income............................                                                                         17,449
                                                  ------    ----     --------    -------      --------      --------   --------
Balance at December 31, 1999....................  42,734     427      155,023     45,797        (5,860)           --    195,387
Issuance of common stock........................     350       4        3,208         --            --            --      3,212
Tax effect of non-qualified exercise of stock
  options.......................................      --      --        1,465         --            --            --      1,465
Purchase of treasury stock......................      --      --           --         --            --       (40,583)   (40,583)

Net income......................................      --      --           --     45,638            --            --     45,638
Foreign currency translation adjustment.........      --      --           --         --        (8,222)           --     (8,222)
                                                                                                                       --------
Comprehensive income............................                                                                         37,416
                                                  ------    ----     --------    -------      --------      --------   --------
Balance at December 31, 2000....................  43,084    $431     $159,696    $91,435      $(14,082)     $(40,583)  $196,897
                                                  ======    ====     ========    =======      ========      ========   ========

          See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                2000        1999       1998
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  45,638   $ 21,902   $  2,442
Depreciation and amortization...............................     36,829     35,338     21,831
Impairment of long-lived assets.............................         --      5,979         --
Cumulative effect of accounting change, net of tax..........      2,068         --         --
Gain on sale of equity interest in SHPS, Incorporated.......    (84,036)        --         --
Acquired in-process research and development costs..........         --         --     14,469
Write-down of intangible assets.............................      6,000         --         --
Write-down of marketable securities.........................         --         --      7,335
Deferred income taxes.......................................     (3,603)    (6,537)    (7,632)
(Gain) loss on disposal of property and equipment...........     13,275         15       (525)
Changes in assets and liabilities:
  Receivables...............................................    (30,515)   (16,762)   (25,588)
  Prepaid expenses and other current assets.................      3,761      1,599     (2,912)
  Intangible assets.........................................        926     (1,113)      (738)
  Deferred charges and other assets.........................      3,154     (1,638)    (1,033)
  Accounts payable..........................................     (3,487)     5,246      2,841
  Income taxes payable......................................      7,480     (2,166)        --
  Accrued employee compensation and benefits................     11,744      4,508      7,270
  Customer deposits.........................................     10,921     (3,176)    11,373
  Other accrued expenses and current liabilities............      1,250        (36)     6,090
  Deferred revenue..........................................      3,314      9,386      5,954
  Other long-term liabilities...............................     (1,392)    (1,268)       (48)
                                                              ---------   --------   --------
         Net cash provided by operating activities..........     23,327     51,277     41,129
                                                              ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures........................................    (72,334)   (66,657)   (37,293)
Investment in joint venture.................................         --         --    (10,723)
Acquisition of businesses...................................         --     (8,346)   (28,131)
Proceeds from sale of equity interest in SHPS,
  Incorporated..............................................    159,776         --         --
Proceeds from sale of marketable securities.................         --         --      1,000
Proceeds from sale of property and equipment................         --        191      3,462
                                                              ---------   --------   --------
         Net cash provided by (used for) investing
           activities.......................................     87,442    (74,812)   (71,685)
                                                              ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Paydowns under revolving line of credit agreements..........   (198,301)   (84,540)   (16,932)
Borrowings under revolving line of credit agreements........    124,607     88,398     93,810
Payments of long-term debt..................................     (1,103)        --    (89,688)
Borrowings under long-term debt.............................        367         --         --
Proceeds from issuance of stock.............................      3,212     11,084      1,077
Proceeds from grants........................................      8,394      7,698      2,575
Purchase of treasury stock..................................    (40,583)        --         --
Distributions...............................................         --         --       (698)
                                                              ---------   --------   --------
         Net cash provided by (used for) financing
           activities.......................................   (103,407)    22,640     (9,856)
                                                              ---------   --------   --------
Adjustments for foreign currency translation................     (8,222)    (4,453)     1,452
                                                              ---------   --------   --------
Net decrease in cash and cash equivalents...................       (860)    (5,348)   (38,960)
CASH AND CASH EQUIVALENTS -- BEGINNING......................     31,001     36,349     75,309
                                                              ---------   --------   --------
CASH AND CASH EQUIVALENTS -- ENDING.........................  $  30,141   $ 31,001   $ 36,349
                                                              =========   ========   ========
Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest..................................................  $   4,254   $  6,809   $  1,553
  Income taxes..............................................  $  17,130   $ 22,426   $ 13,402

          See accompanying notes to consolidated financial statements.

                        SYKES ENTERPRISES, INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company" or "Sykes") provides outsourced customer management solutions and services. Sykes' Business Solutions group provides professional services in e-commerce and customer relationship management (CRM) with a focus on business strategy development, project management, business process redesign, change management, knowledge management, education, training and web development. Sykes' Business Services group provides customer care outsourcing services with an emphasis on technical support and customer service. These services are delivered through multiple communication channels encompassing phone, e-mail, web and chat. Sykes' Business Solutions and Business Services combination offers clients value-added end-to-end solutions. The Company's services are provided to customers on a worldwide basis primarily within the technology, communications and financial services markets.

NOTE 1.  SUMMARY OF ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of Sykes and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

     Recognition of Revenue. The Company primarily recognizes its revenue from services as those services are performed under a fully executed contractual agreement. Royalty revenue is recognized at the time royalties are earned and the remaining revenue is recognized on fixed price contracts using the percentage-of-completion method of accounting. Adjustments to fixed price contracts and estimated losses, if any, are recorded in the period when such adjustments or losses are known. Product sales are recognized upon shipment to the customer and satisfaction of all obligations.

     The Company recognizes revenue from software and contractually provided rights in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"), Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"), and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenue is recognized from licenses of the Company's software products and rights when the agreement has been executed, the product or right has been delivered or provided, collectibility is probable and the software license fees or rights are fixed and determinable. Contracts that provide for multiple elements are accounted for pursuant to the above standards. If any portion of the license fees or rights is subject to forfeiture, refund or other contractual contingencies, the Company will postpone revenue recognition until these contingencies have been removed. Sykes generally accounts for consulting services separate from software license fees for those multi-element arrangements where consulting services are a separate element and are not essential to the customer's functionality requirements and there is vendor-specific objective evidence of fair value for these services. Revenue from support and maintenance activities is recognized ratably over the term of the maintenance period and the unrecognized portion is recorded as deferred revenue.

     Accounting Change for Revenue Recognition. During the fourth quarter of 2000, the Company adopted SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. Based on criteria established by SAB 101, adopted retroactive to January 1, 2000, the Company modified its accounting treatment for the recognition of

                        SYKES ENTERPRISES, INCORPORATED
revenue as it related to two revenue sources. First, recognition of grants in excess of building costs received for the development of new technical and customer support centers will be deferred until the funds are released from escrow by the local or state government, which generally coincides with completion of the construction of the facility and training of the staff. Previously, recognition of this excess grant income as a reduction of general and administrative costs began when the funds were placed in escrow at the beginning of the construction of the facility. Second, revenues that were recognized as services were performed and as the related fees became collectible under agreements between the Company and its customers will be deferred until either a final contract or purchase order has been fully executed.

     The cumulative effect of change on prior years resulted in a charge to income of $2.1 million (net of income taxes of $1.3 million) or $0.05 per diluted share, which is included in income for the year ended December 31, 2000. The effect of these changes for the year ended December 31, 2000 was to increase income before cumulative effect of the change in accounting principle by $0.2 million or less than $0.01 per diluted share. The pro forma amounts presented in the income statement were presented as if the change in accounting principle had been made retroactively to prior periods.

     The following unaudited table summarizes the amounts included in the cumulative effect adjustment as of January 1, 2000 that the Company recognized in 2000 for each of the three-month periods ended (in thousands):

                                                             INCREASE (DECREASE)
                                             ----------------------------------------------------
                                             MARCH 31,   JUNE 30,   SEPTEMBER 30,    DECEMBER 31,
                                               2000        2000          2000            2000
                                             ---------   --------   --------------   ------------
                                                                 (UNAUDITED)
Revenues...................................   $1,499      $  --         $  --           $  --
Operating expenses.........................     (342)      (184)         (373)           (315)
                                              ------      -----         -----           -----
Income before provision for income taxes...    1,841        184           373             315
Provision for income taxes.................      713         71           144             122
                                              ------      -----         -----           -----
Net Income.................................   $1,128      $ 113         $ 229           $ 193
                                              ======      =====         =====           =====

     Cash and Cash Equivalents. Cash and cash equivalents consist of highly liquid short-term investments classified as available for sale as defined under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Cash in the amount of approximately $9.8 million and $7.3 million was held in taxable interest bearing investments at December 31, 2000 and 1999, respectively, which are classified as available for sale and have an average maturity of approximately 30 days.

     Restricted Cash. The financial statements include restricted cash, which is held in conjunction with deposits by customers at December 31, 1999. Included in current liabilities at December 31, 1999 is the related payable.

     Property and Equipment. Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $35.4 million, $30.6 million and $21.0 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Property and equipment includes approximately $40.0 thousand and $2.0 million of additions included in accounts payable at December 31, 2000 and 1999, respectively. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the years ended December 31, 2000 and 1999, respectively.

                        SYKES ENTERPRISES, INCORPORATED

     During 1999 and 1998, the Company capitalized certain costs incurred to internally develop software upon the establishment of technological feasibility. Costs incurred prior to the establishment of technological feasibility were expensed as incurred. Capitalized internally developed software costs, net of accumulated amortization, were approximately $1.6 million and $2.9 million at December 31, 2000 and 1999, respectively.

     Land received from various local and state governmental agencies under grants is recorded at fair value at date of grant. During the years ended December 31, 2000, 1999 and 1998, the Company recorded approximately $1.3 million, $1.1 million and $0.3 million, respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

     Investment in Joint Venture. The Company had a 50% interest in a joint venture (SHPS) that was accounted for using the equity method of accounting. Accordingly, the Company recorded its proportionate share of the gains and losses of the joint venture in the results of operations for the first eight months of 1998. Effective September 1, 1998, the Company acquired the remaining 50% equity interest in this joint venture (See Note 2).

     Intangible Assets. Intangible assets primarily consist of the excess of costs over fair market value of the net assets of the acquired business of $8.7 million and $65.5 million at December 31, 2000 and 1999, respectively, net of accumulated amortization of $4.7 million and $17.6 million, respectively. Also included in intangible assets are existing technologies and covenants not to compete arising from business acquisitions of $0.2 million and $11.3 million at December 31, 2000 and 1999, respectively, net of accumulated amortization of $0.7 million and $5.1 million, respectively. The intangible assets are stated at cost and are being amortized on a straight-line basis over periods ranging from 10 to 20 years for the excess of costs over fair value of the net assets of the acquired business, and two to five years for the existing technologies and covenants not to compete. Amortization expense was approximately $4.0 million, $6.0 million and $1.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Impairment of Long-lived Assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of its carrying amount to undiscounted future net cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the property and equipment exceeds its fair market value, as determined by discounted cash flows. Sykes assesses the recoverability of goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future results of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future results using a discount rate reflecting the Company's average cost of funds. During 1999, the Company recorded an impairment loss of approximately $6.0 million related to software and computer equipment.

     Income Taxes. Sykes uses the asset and liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     Deferred Grants. Grants for land and the acquisition of buildings, property and equipment are deferred and recognized as a reduction to general and administrative costs over the corresponding useful lives of the related assets. Amortization of the property and equipment grants that is included in income was approximately $2.6 million, $1.3 million and $0.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. There are no significant contingencies associated with the grants that would impact the Company's ability to utilize assets received in association with the grants.

                        SYKES ENTERPRISES, INCORPORATED

     Deferred Revenue. The Company invoices certain contracts in advance. The deferred revenue is earned over the life of the respective contract, which range from six months to three years.

     Comprehensive Income. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"), which requires all items that are required to be recognized under accounting standards as components of other comprehensive income be reported in the financial statements.

     Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

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

     Non-monetary Transaction. During 1998, the Company sold a software license in exchange for convertible preferred stock in a privately held corporation ("Kyrus"). The convertible preferred stock has a fair market value of $5.5 million, which represented the sales price recorded by the Company (See Note
15). The cost of this security is included in the Consolidated Balance Sheet under the caption "Deferred charges and other assets" at December 31, 2000 and 1999, respectively.

     Foreign Currency Translation. The assets and liabilities of the Company's foreign subsidiaries, whose functional currency is other than the U.S. Dollar, are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses is not included in determining net income, but is included in accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity. Foreign currency transactional gains and losses are included in determining net income. Such gains and losses are not material for any period presented.

     Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. This statement is effective for financial statements beginning in 2001. Sykes does not anticipate that the adoption of this SFAS No. 133 will have a significant effect on its results of operations or financial position.

     Reclassifications. Certain amounts from prior years have been reclassified to conform to the current year's presentation.

NOTE 2.  ACQUISITIONS AND DISPOSITIONS

     On August 20, 1999, the Company acquired all of the common stock of CompuHelpline, Inc., (d/b/a PC Answer) for approximately $340 thousand consisting of $40 thousand of cash and approximately 12 thousand shares of the Company's common stock. PC Answer was engaged in developing, marketing and selling prepaid technical computer support cards and services under the trademark names of PC Answer and MAC Answer. The transaction was accounted for under the purchase method of accounting with resulting goodwill being

                        SYKES ENTERPRISES, INCORPORATED
amortized over a ten-year life. Pro forma information is not presented as the operating results of PC Answer are not material to the Company's consolidated operations.

     Effective August 31, 1999, the Company acquired all of the common stock of Acer Servicios de Informacion Sociedad Anonima ("AIS") of Heredia, Costa Rica for $6.0 million in cash. AIS operated an information technology call center that provided technical support and services to customers in North America and Central America. The transaction was accounted for under the purchase method of accounting with resulting goodwill being amortized over a ten-year life. Pro forma information is not presented, as the operating results of AIS are not material to the Company's consolidated operations.

     Effective October 12, 1999, the Company acquired the AnswerExpress Support Suite for $2.5 million in cash. The transaction was accounted for under the purchase method of accounting with resulting goodwill being amortized over a ten-year life. Pro forma information is not presented as the operating results of AnswerExpress are not material to the Company's consolidated operations.

     Effective September 1, 1998, the Company acquired the remaining 50% of the outstanding common stock of SHPS, Incorporated ("SHPS") for $28.1 million plus the assumption of SHPS' debt. The transaction was accounted for under the purchase method of accounting and accordingly, the results of operations for the period September 1, 1998 to December 31, 1998, have been included in the accompanying financial statements. The unaudited pro forma combined historical results, as if SHPS had been acquired on January 1, 1998, are estimated to be revenues of $491.8 million, net loss of $11.5 million and basic and diluted loss per share of $0.27 for the year ended December 31, 1998. The purchase price was allocated to the assets and liabilities of SHPS based on fair values at the date of acquisition. In connection with the acquisition of SHPS, the Company determined the acquired in-process technology had no present or future technological feasibility. Accordingly, the Company recorded a charge for the amount of the purchase price allocated to the acquired in-process research and development of $14.5 million. This charge is reflected in the accompanying Consolidated Statement of Income for the year ended December 31, 1998.

     On June 30, 2000, the Company sold 93.5% of its ownership interest in SHPS for approximately $165.5 million cash. The cash proceeds reflected in the Statement of Cash Flows for 2000 is net of approximately $0.7 million used to retire other debt and approximately $5.0 million of cash recorded on SHPS' balance sheet on the date of the sale. The sale of SHPS resulted in a gain for financial reporting purposes of approximately $84.0 million ($59.9 million net of taxes). The Consolidated Statement of Income for 2000 includes the results of SHPS through June 30, 2000, its disposition date. SHPS generated revenue and income from operations during 2000 of $35.7 million and $1.7 million, respectively, for the year ended December 31, 2000 compared to $73.0 million and $5.9 million for the year ended 1999, exclusive of compensation expense associated with the exercise of options.

NOTE 3.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of $5.5 million of convertible preferred stock, included in other assets, the Company's credit concentrations are limited due to the wide variety of customers and markets in which the Company's services are sold.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 4.  RECEIVABLES

     Receivables consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Trade accounts receivable...................................  $135,380   $110,551
Unbilled accounts receivable................................       983      9,470
Notes from officers.........................................       412        542
Other.......................................................     6,094      8,354
                                                              --------   --------
                                                               142,869    128,917
Less allowance for doubtful accounts........................     7,260      2,440
                                                              --------   --------
                                                              $135,609   $126,477
                                                              ========   ========

NOTE 5.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Land........................................................  $  6,365   $  5,114
Buildings and leasehold improvements........................    54,132     41,171
Equipment, furniture and fixtures...........................   178,630    172,270
Capitalized software development costs......................     1,644      2,896
Transportation equipment....................................       135        448
Construction in progress....................................    12,188     16,291
                                                              --------   --------
                                                               253,094    238,190
Less accumulated depreciation...............................   101,252    103,434
                                                              --------   --------
                                                              $151,842   $134,756
                                                              ========   ========

NOTE 6.  MARKETABLE SECURITIES

     During 1997, the Company purchased SystemSoft Corp. common stock in conjunction with a strategic technology exchange agreement between the parties that had an original cost basis of $8.0 million. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment is classified as available-for-sale securities. During 1998, the Company wrote-down its investment in SystemSoft Corp. by approximately $7.3 million due to a significant reduction in its market value, which was determined to be other than temporary. The remaining investment was written off in 2000.

NOTE 7.  DEFERRED CHARGES AND OTHER ASSETS

     Deferred charges and other assets consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Convertible preferred stock.................................  $ 5,500   $ 5,500
Non-current deferred tax asset, net.........................    4,301    10,352
Other.......................................................    3,411     3,918
                                                              -------   -------
                                                              $13,212   $19,770
                                                              =======   =======

                        SYKES ENTERPRISES, INCORPORATED

NOTE 8.  ACCRUED EMPLOYEE COMPENSATION AND BENEFITS

     Accrued employee compensation and benefits consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Accrued compensation........................................  $22,650   $12,763
Accrued employment taxes....................................    2,762     7,229
Accrued vacation............................................    4,012     2,742
Other.......................................................    3,322     1,472
                                                              -------   -------
                                                              $32,746   $24,206
                                                              =======   =======

NOTE 9.  OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

     Other accrued expenses and current liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Deferred revenue, current...................................  $ 2,655   $ 3,839
Accrued roadside assistance claim costs.....................    2,161     1,427
Accrued telephone charges...................................    2,093     2,213
Accrued legal and professional fees ........................    1,490       811
Accrued interest............................................       56       213
Other.......................................................    9,026     8,656
                                                              -------   -------
                                                              $17,481   $17,159
                                                              =======   =======

NOTE 10.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000     1999
                                                              ------   -------
Syndicated credit facility, $150.0 million maximum, due
  February 2003, interest payable quarterly, the facility is guaranteed by a pledge of 66% of common stock of certain
  subsidiaries..............................................  $   --   $80,000
Syndicated multi-currency credit facility, $15.0 million
  maximum, due February 2002, interest payable in accordance with the terms of the individual promissory notes
  outstanding; the facility is guaranteed by a pledge of 66%
  of common stock of certain subsidiaries...................   8,759     2,284
Notes payable and capital leases, principal and interest
  payable in monthly installments through December 2002,
  interest at varying rates up to prime plus 1 percent,
  collateralized by certain equipment.......................     100     1,005
                                                              ------   -------
Total debt..................................................   8,859    83,289
Less current portion........................................     100     3,236
                                                              ------   -------
Long-term debt..............................................  $8,759   $80,053
                                                              ======   =======

                        SYKES ENTERPRISES, INCORPORATED

     Principal maturities of total debt as of December 31, 2000 are as follows (in thousands):

                                                              TOTAL
YEAR                                                          AMOUNT
----                                                          ------
2001........................................................  $  100
2002........................................................   8,759
                                                              ------
                                                              $8,859
                                                              ======

     On May 2, 2000, the Company amended and restated its existing syndicated credit facility with a syndicate of lenders (the "Amended Credit Facility"). Pursuant to the terms of the Amended Credit Facility, the amount of the Company's revolving credit facility was maintained at $150.0 million. The $150.0 million Amended Credit Facility includes a $10.0 million swingline loan to be used for working capital purposes. In addition, the Company amended and restated its $15.0 million multi-currency credit facility that provides for multi-currency lending. Borrowings under the Amended Credit Facility bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a Euro rate plus an applicable margin of up to 1.75%. Borrowings under the $10.0 million swingline loan bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a Quoted Rate for swingline loans. Borrowings under the $15.0 million multi-currency facility bear interest, at the Company's option, at (a) the lender's base rate plus an applicable margin of up to 0.25% or (b) a quoted Euro rate for swingline loans. The Company paid aggregate financing fees of approximately $0.3 million, which have been deferred and are being amortized over the term of the Amended Credit Facility. In addition, a commitment fee up to 0.375% will be charged on the unused portion of the Amended Credit Facility on a quarterly basis. The Amended Credit Facility matures on February 28, 2003, and the multi-currency facility matures on February 28, 2002. Borrowings under the Amended Credit Facility are guaranteed by certain of the Company's subsidiaries as evidenced by a pledge of 66% of the respective subsidiary's common stock. Under the terms of the Amended Credit Facility, the Company is required to maintain certain financial ratios and other financial and non-financial conditions. The Amended Credit Facility prohibits, without the consent of the syndicated lenders, the Company from incurring additional indebtedness, limits certain investments, advances or loans and restricts substantial asset sales, capital expenditures and cash dividends. At December 31, 2000, the Company was in compliance with all loan requirements.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 11.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Sykes presents data in the Consolidated Statements of Changes in Shareholders' Equity in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting of comprehensive income and its components. The components of other accumulated comprehensive income are as follows (in thousands):

                                                                                  ACCUMULATED
                                                      UNREALIZED     FOREIGN         OTHER
                                                       LOSS ON      CURRENCY     COMPREHENSIVE
                                                      SECURITIES   TRANSLATION   INCOME (LOSS)
                                                      ----------   -----------   -------------
Balance at January 1, 1998..........................   $  (735)     $ (2,859)      $ (3,594)
Foreign currency translation adjustment.............        --         1,452          1,452
Unrealized loss on securities.......................    (6,600)           --         (6,600)
Less: Reclassification adjustment for loss realized
  in net income.....................................     7,335            --          7,335
                                                       -------      --------       --------
Balance at December 31, 1998........................        --        (1,407)        (1,407)
Foreign currency translation adjustment.............        --        (4,453)        (4,453)
                                                       -------      --------       --------
Balance at December 31, 1999........................        --        (5,860)        (5,860)
Foreign currency translation adjustment.............        --        (8,222)        (8,222)
                                                       -------      --------       --------
Balance at December 31, 2000........................   $    --      $(14,082)      $(14,082)
                                                       =======      ========       ========

     Earnings associated with the Company's investment in its foreign subsidiaries are considered to be permanently invested and no provision for United States federal and state income taxes on those earnings or translation adjustments has been provided.

NOTE 12.  INCOME TAXES

     The components of income before provision for income taxes are as follows (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2000      1999      1998
                                                            -------   -------   -------
Domestic..................................................  $43,797   $17,048   $ 4,009
Foreign...................................................   25,100    18,704    16,393
                                                            -------   -------   -------
          Total income before income taxes................  $68,897   $35,752   $20,402
                                                            =======   =======   =======

                        SYKES ENTERPRISES, INCORPORATED

     Provision for income taxes consists of the following (in thousands):

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
Current:
  Federal...................................................  $14,507   $ 6,856   $14,365
  State.....................................................    2,412     1,225     2,338
  Foreign...................................................    7,875    12,306     8,889
                                                              -------   -------   -------
          Total current provision for income taxes..........   24,794    20,387    25,592
                                                              -------   -------   -------
Deferred:
  Federal...................................................   (4,306)     (348)   (5,120)
  State.....................................................     (716)     (296)     (855)
  Foreign...................................................    1,419    (5,893)   (1,657)
                                                              -------   -------   -------
          Total deferred provision for income taxes.........   (3,603)   (6,537)   (7,632)
                                                              -------   -------   -------
          Total provision for income taxes..................  $21,191   $13,850   $17,960
                                                              =======   =======   =======

     The components of the net deferred tax asset (liability) are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Domestic current:
  Deferred tax asset:
     Accrued expenses.......................................  $10,225   $ 1,589
     Deferred compensation..................................       --        96
     Bad debt reserve.......................................    1,543       700
     Valuation allowance....................................   (1,819)       --
     Other..................................................       11         8
                                                              -------   -------
          Total current deferred tax asset..................    9,960     2,393
                                                              -------   -------
Deferred tax liability:
  Prepaid expenses..........................................     (240)     (290)
  Other.....................................................     (925)     (925)
                                                              -------   -------
          Total current deferred tax liability..............   (1,165)   (1,215)
                                                              -------   -------
          Net domestic current deferred tax asset...........    8,795     1,178
                                                              -------   -------
Foreign current:
  Deferred tax asset:
     Net operating loss carry-forward.......................    1,815     1,470
     Valuation allowance....................................   (1,815)   (1,240)
                                                              -------   -------
          Total foreign current deferred tax asset..........       --       230
                                                              -------   -------
Net current deferred tax asset, included in prepaid expenses
  and other current assets..................................  $ 8,795   $ 1,408
                                                              =======   =======

                        SYKES ENTERPRISES, INCORPORATED

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
Domestic non-current:
  Deferred tax asset:
     Unrealized loss on security............................  $ 1,736   $ 3,009
     Intangible assets......................................      920     5,171
     Deferred revenue.......................................       --     1,736
     Net operating loss carry-forward.......................       83        83
     Valuation allowance....................................     (348)   (2,894)
     Other..................................................      519       265
                                                              -------   -------
          Total non-current deferred tax asset..............    2,910     7,370
                                                              -------   -------
Deferred tax liability:
  Property and equipment....................................   (2,477)   (1,188)
  Intangible assets.........................................       --    (1,919)
  Other.....................................................     (734)       --
                                                              -------   -------
          Total non-current deferred tax liability..........   (3,211)   (3,107)
                                                              -------   -------
          Net domestic non-current deferred tax asset
            (liability).....................................     (301)    4,263
                                                              -------   -------
Foreign non-current:
  Deferred tax asset:
     Intangible assets......................................    1,312     4,058
     Deferred revenue.......................................    5,628     3,391
                                                              -------   -------
          Total non-current deferred tax asset..............    6,940     7,449
                                                              -------   -------
Deferred tax liability:
  Property and equipment....................................   (1,342)     (866)
  Untaxed reserve...........................................     (996)     (494)
                                                              -------   -------
          Total non-current deferred tax liability..........   (2,338)   (1,360)
                                                              -------   -------
          Net foreign non-current deferred tax asset........    4,602     6,089
                                                              -------   -------
          Net non-current deferred tax asset, included in
            deferred charges and other assets...............  $ 4,301   $10,352
                                                              =======   =======

     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $59.5 million at December 31, 2000, excluding amounts, which, if remitted, generally would result in minimal additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $7.5 million would have been required.

     At December 31, 2000, the Company's French subsidiary had an operating loss carryforward of approximately $4.2 million that expires through the year 2006.

                        SYKES ENTERPRISES, INCORPORATED

     The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements (in thousands):

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
Statutory tax...............................................  $24,113   $12,513   $ 7,141
State income taxes, net of federal tax benefit..............      877       604       669
Effect of foreign income not subject to federal and state
  income tax................................................   (3,017)        9      (162)
In-process research and development.........................       --        --     5,064
Valuation on unrealized loss on marketable security.........   (2,546)       --     3,000
Valuation on net operating loss carry-forward...............    3,412       430       704
Non-deductible amortization.................................      410       514        63
Loss from joint venture.....................................       --        --     1,382
Foreign taxes, net of foreign income not taxed in the United
  States....................................................    5,647    (1,468)     (565)
Tax basis difference on sale of equity interest in SHPS,
  Incorporated..............................................   (7,280)       --        --
Permanent differences.......................................      296       440       359
Other.......................................................     (721)      808       305
                                                              -------   -------   -------
          Total provision for income taxes..................  $21,191   $13,850   $17,960
                                                              =======   =======   =======

     The Company is currently under examination by the Internal Revenue Service for the tax years ended July 31, 1999 and 1998. In the opinion of management, any liability that may arise from the prior period as a result of the examination will not have a material effect on the Company's financial condition, results of operations, or cash flows.

NOTE 13.  RESTRUCTURING AND OTHER CHARGES

     The Company recorded restructuring and other charges during the second and fourth quarters of 2000 totaling $30.5 million. Related to the second quarter restructuring and other charges totaling $9.6 million, the Company consolidated several European and one U.S. distribution and fulfillment center and closed or consolidated six professional services offices. As a result of the second quarter restructuring, the Company reduced the number of employees by 157 during 2000 and expects the remaining lease obligations related to the closed facilities to be completed by June 2001. Included in the second quarter restructuring and other charges is a $3.5 million lease termination payment related to the corporate aircraft.

     The Company also announced, after a comprehensive review of operations, its decision to exit certain non-core lower margin businesses to reduce costs, improve operating efficiencies and focus on its core competencies of technical support, customer service and consulting solutions. As a result, the Company recorded $20.9 million in restructuring and other charges during the fourth quarter of 2000 related to the closure of its U.S. fulfillment and distribution operations, the consolidation of its Tampa, Florida technical support center into its Charlotte, North Carolina center and the exit of its worldwide localization operations. In connection with the fourth quarter restructuring, the Company plans to reduce the number of employees by 250. The Company expects to substantially complete the workforce reduction by March 2001 and any remaining lease obligations related to the closed facilities by December 2001. Included in the restructuring and other charges is a $2.4 million severance payment related to the employment contract of the Company's former President.

     The Company estimates it may achieve up to approximately $12.0 million in annualized savings related to the closed operations included in the second and fourth quarter restructurings.

                        SYKES ENTERPRISES, INCORPORATED

     The major components of restructuring and other charges for the year ended December 31, 2000 are as follows (in thousands):

                                                          RESTRUCTURING   OTHER     TOTAL
                                                          -------------   ------   -------
Severance and related costs.............................     $ 1,614      $2,360   $ 3,974
Lease termination costs.................................       1,765       3,639     5,404
Write-down of property and equipment....................      14,088         103    14,191
Write-down of intangible assets.........................       6,086          --     6,086
Other...................................................         813          --       813
                                                             -------      ------   -------
                                                             $24,366      $6,102   $30,468
                                                             =======      ======   =======

     A summary of the restructuring and other charges activity is as follows (in thousands):

                                                        RESTRUCTURING    OTHER     TOTAL
                                                        -------------   -------   --------
Balance established in 2000...........................    $ 24,366      $ 6,102   $ 30,468
Reduction in workforce cash outflows..................        (912)          --       (912)
Lease termination cash payments.......................        (477)      (3,639)    (4,116)
Non-cash write-down and reserve of property and
  equipment...........................................     (14,088)        (103)   (14,191)
Non-cash write-down and reserve of intangible
  assets..............................................       (6086)          --     (6,086)
Other cash outflows...................................         (95)          --        (95)
                                                          --------      -------   --------
Balance remaining at December 31, 2000................    $  2,708      $ 2,360   $  5,068
                                                          ========      =======   ========

NOTE 14.  EARNINGS PER SHARE

     Basic earnings per share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share includes the weighted average number of common shares outstanding during the respective periods and the further dilutive effect, if any, from stock options using the treasury stock method.

     The numbers of shares used in the earnings per share computation are as follows (in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000     1999     1998
                                                              ------   ------   ------
Basic:
  Weighted average common shares outstanding................  41,518   42,045   41,258
                                                              ------   ------   ------
          Total weighted average basic shares outstanding...  41,518   42,045   41,258
Diluted:
  Dilutive effect of stock options..........................     127      950    1,030
                                                              ------   ------   ------
          Total weighted average diluted shares
            outstanding.....................................  41,645   42,995   42,288
                                                              ======   ======   ======

NOTE 15.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain equipment and buildings under operating leases having terms ranging from one to twenty-two years. The building leases contain up to two five-year renewal options. Rental expense under operating leases for the years ended December 31, 2000, 1999 and 1998 was approximately $17.4 million, $16.7 million, and $11.2 million, respectively.

                        SYKES ENTERPRISES, INCORPORATED

     The following is a schedule of future minimum rental payments under operating leases having a remaining non-cancelable term in excess of one year subsequent to December 31, 2000 (in thousands):

                                                               TOTAL
YEAR                                                          AMOUNT
----                                                          -------
2001........................................................  $10,826
2002........................................................    7,706
2003........................................................    5,600
2004........................................................    3,724
2005........................................................    2,510
Thereafter..................................................   23,374
                                                              -------
          Total minimum payments required...................  $53,740
                                                              =======

     The Company is aware of sixteen purported class action lawsuits that have been filed against Sykes and certain of its officers alleging violations of federal securities laws. All of the actions have been consolidated into one case which is pending in the United States District Court for the Middle District of Florida. The plaintiffs purport to assert claims on behalf of a class of purchasers of Sykes common stock during the period from July 27, 1998 through September 18, 2000. The consolidated action claims violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Among other things, the consolidated action alleges that during 2000, 1999 and 1998, the Company and certain of its officers made materially false statements concerning the Company's financial condition and its future prospects. The consolidated complaint also claims that certain of the Company's quarterly financial statements during 1999 and 1998 were not prepared in accordance with generally accepted accounting principles. The consolidated action seeks compensatory and other damages, and costs and expenses associated with the litigation. The Company believes these claims are without merit and intends to defend the actions vigorously.

     The Company is also aware of a lawsuit filed by Kyrus that asserts functionality issues associated with software that Kyrus had licensed from the Company. At the time of the software license, the Company and Kyrus entered into an agreement which provided for a return of a portion of the convertible preferred stock transferred to the Company in consideration of the license in the event that revenues generated by Kyrus from the software did not reach agreed upon levels. In this lawsuit, Kyrus claims that revenues from the software did not meet the minimum levels agreed upon and that Kyrus is therefore entitled to a return of the convertible preferred stock having a fair value of $4.5 million at the time of the software license. The Company has not recorded the convertible preferred stock subject to the contingency in the accompanying Consolidated Balance Sheets as of December 31, 2000 and 1999. Therefore, in the event the Company is required to return the preferred stock to Kyrus, the return will not impact the Company's financial position or results of operations. This litigation is currently pending in the Court of Common Pleas for Greenville County, South Carolina. This lawsuit is in the very early stages and formal discovery has not yet begun. The Company intends to vigorously defend this lawsuit.

     Although the Company intends to vigorously defend these lawsuits, it cannot predict their outcome or the impact they may have on the Company. The Company also cannot predict whether any other suits, claims, or investigations may arise in the future based on the same claims. The outcome of any of these lawsuits or any future lawsuits, claims, or investigations relating to the same subject matter may have a material adverse impact on the Company's financial condition and results of operations.

     The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 16.  EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the original plan provisions, the Company matched 25% of participant contributions to a maximum matching amount of 1% of participant compensation. During 1997, the Company increased the 401(k) matching provision to 50% of participating contributions to a maximum matching amount of 2% of participant compensation. The Company contribution was approximately $0.9 million, $0.8 million and $0.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, two of the Company's subsidiaries maintained separate defined contribution plans, one of which was merged into the Company's 401(k) plan effective January 1, 1998 and the second one was terminated with the Company's sale of SHPS, Incorporated. The combined contributions made to these plans were approximately $0.2 million, $0.1 million, and $0.2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 17.  STOCK OPTIONS

     1996 Employee Stock Option Plan. The Company's 1996 Employee Stock Option Plan (the "Employee Plan") permits the granting of incentive or non-qualified stock options to purchase up to approximately 2.625 million shares of the Company's common stock at not less than the fair value at the time the options are granted. All options granted under the Employee Plan expire if not exercised by the tenth anniversary of their grant date with the exception of outstanding options converted pursuant to the acquisition of McQueen consistent with pooling-of-interests rules and expire five years from grant date. Certain other officers and employees hold options to purchase additional shares of common stock at a range of $0.03 to $30.76 per share that vest ratably over the three-year period following the date of grant, except for approximately 360 thousand options associated with the outstanding options from the acquisition of McQueen which are immediately exercisable. Transactions related to the 1996 Employee Stock Option Plan are summarized as follows (in thousands):

                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                              SHARES    PRICE
                                                              ------   --------
Outstanding at January 1, 1998..............................  1,374     $16.67
(Exercisable: 391 at $11.02)
  Granted...................................................    682     $21.46
  Exercised.................................................   (329)    $ 3.14
  Expired or terminated.....................................   (313)    $23.91
                                                              -----
Outstanding at December 31, 1998............................  1,414     $20.05
(Exercisable: 344 at $19.49)
  Granted...................................................    860     $23.50
  Exercised.................................................   (677)    $17.71
  Expired or terminated.....................................   (320)    $22.70
                                                              -----
Outstanding at December 31, 1999............................  1,277     $22.90
(Exercisable: 365 at $20.99)
  Granted...................................................    373     $18.84
  Exercised.................................................    (75)    $21.18
  Expired or terminated.....................................   (933)    $21.21
                                                              -----
Outstanding at December 31, 2000............................    642     $23.19
                                                              =====
(Exercisable: 326 at $23.66)
  Options available for future grant........................    712
                                                              =====

                        SYKES ENTERPRISES, INCORPORATED

     The following table further summarizes information about the 1996 Employee Stock Option Plan at December 31, 2000:

                       NUMBER       WEIGHTED    WEIGHTED       NUMBER       WEIGHTED
                    OUTSTANDING      AVERAGE    AVERAGE     EXERCISABLE     AVERAGE
    RANGE OF             AT         REMAINING   EXERCISE         AT         EXERCISE
EXERCISE PRICES    DEC. 31, 2000      LIFE       PRICE     DEC. 31, 2000     PRICE
----------------   --------------   ---------   --------   --------------   --------
                   (IN THOUSANDS)                          (IN THOUSANDS)
$ 0.03 to $ 1.24          1            2.0       $ 0.90           1          $ 0.90
$ 8.00                    8            5.3       $ 8.00           8          $ 8.00
$13.23 to $30.76        633            8.0       $23.44         317          $24.16
                        ---                                     ---
          Total         642            7.9       $23.19         326          $23.66
                        ===                                     ===

     1996 Non-Employee Director Stock Option Plan. The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") permits the granting of non-qualified stock options to purchase up to 431 thousand shares of the Company's common stock to members of the Board of Directors who are not employees of the Company. Each outside director will receive options to purchase 5 thousand shares of common stock on the first day of each calendar year. Also, on the date on which a new outside director is first elected or appointed, he or she automatically will be granted options to purchase 5 thousand shares of common stock. All options granted will have an exercise price equal to the then fair market value of the common stock. All options granted under the Non-Employee Plan expire if not exercised by the tenth anniversary of their grant date.

     Transactions related to the 1996 Non-Employee Director Stock Option Plan are summarized as follows (in thousands):

                                                                       WEIGHTED AVERAGE
                                                              SHARES    EXERCISE PRICE
                                                              ------   ----------------
Outstanding at January 1, 1998..............................    73          $16.56
(Exercisable: none)
  Granted...................................................    40          $20.44
  Exercised.................................................    (7)         $ 8.00
  Expired or terminated.....................................    --          $   --
                                                               ---
Outstanding at December 31, 1998............................   106          $18.53
(Exercisable: 39 at $16.67)
  Granted...................................................    35          $23.81
  Exercised.................................................    (8)         $ 8.00
  Expired or terminated.....................................    --          $   --
                                                               ---
Outstanding at December 31, 1999............................   133          $20.58
(Exercisable: 66 at $18.79)
  Granted...................................................    67          $15.01
  Exercised.................................................   (15)         $19.03
  Expired or terminated.....................................    (5)         $23.81
                                                               ---
Outstanding at December 31, 2000............................   180          $18.53
                                                               ===
(Exercisable: 81 at $19.90)
Options available for future grant..........................   195
                                                               ===

                        SYKES ENTERPRISES, INCORPORATED

     The following table further summarizes information about the 1996 Non-Employee Director Stock Option Plan at December 31, 2000:

                            NUMBER       WEIGHTED    WEIGHTED       NUMBER       WEIGHTED
                         OUTSTANDING      AVERAGE    AVERAGE     EXERCISABLE     AVERAGE
      RANGE OF                AT         REMAINING   EXERCISE         AT         EXERCISE
   EXERCISE PRICES      DEC. 31, 2000      LIFE       PRICE     DEC. 31, 2000     PRICE
   ---------------      --------------   ---------   --------   --------------   --------
                        (IN THOUSANDS)                          (IN THOUSANDS)
       $ 4.48                 15            9.8       $ 4.48          --          $   --
       $ 8.00                 12            5.3       $ 8.00          13          $ 8.00
       $13.53                  8            9.5       $13.53          --          $   --
       $18.39                  5            7.2       $18.39           3          $18.39
       $18.76                 45            9.3       $18.76          --          $   --
       $20.74                 30            7.3       $20.74          20          $20.74
       $22.23                 30            6.4       $22.23          30          $22.23
       $23.81                 30            8.3       $23.81          10          $23.81
       $25.42                  5            6.4       $25.42           5          $25.42
                             ---                                      --
          Total              180            8.0       $18.53          81          $19.90
                             ===                                      ==

     1997 Management Incentive Stock Option Plan. The Company's 1997 Management Incentive Stock Option Plan (the "Management Incentive Plan") permits the granting of non-qualified stock options to purchase up to approximately 4.0 million shares of the Company's common stock at not less than the fair value at the time the options are granted. At December 31, 2000, 1999 and 1998, no options granted were exercisable. All options granted under the Management Incentive Plan expire if not exercised by the tenth anniversary of their grant date.

     Transactions related to the 1997 Management Incentive Stock Option Plan are summarized as follows (in thousands):

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                              ------    --------
Outstanding at January 1, 1998..............................     --      $   --
  Granted...................................................    770      $21.19
  Exercised.................................................     --      $   --
  Expired or terminated.....................................     --      $   --
                                                              -----
Outstanding at December 31, 1998............................    770      $21.19
  Granted...................................................    155      $29.96
  Exercised.................................................     --      $   --
  Expired or terminated.....................................   (405)     $20.00
                                                              -----
Outstanding at December 31, 1999............................    520      $24.73
  Granted...................................................  1,594      $18.29
  Exercised.................................................     --      $   --
  Expired or terminated.....................................   (526)     $20.83
                                                              -----
Outstanding at December 31, 2000............................  1,588      $19.56
                                                              =====
Options available for future grant..........................  2,412
                                                              =====

                        SYKES ENTERPRISES, INCORPORATED

     The following table further summarizes information about the 1997 Management Incentive Stock Option Plan at December 31, 2000:

                      NUMBER       WEIGHTED    WEIGHTED       NUMBER       WEIGHTED
                   OUTSTANDING      AVERAGE    AVERAGE     EXERCISABLE     AVERAGE
   RANGE OF             AT         REMAINING   EXERCISE         AT         EXERCISE
EXERCISE PRICES   DEC. 31, 2000      LIFE       PRICE     DEC. 31, 2000     PRICE
---------------   --------------   ---------   --------   --------------   --------
                  (IN THOUSANDS)                          (IN THOUSANDS)
    $16.24               60           9.2       $16.24          --           $ --
    $18.00            1,163           9.2       $18.00          --           $ --
    $18.93               20           7.7       $18.93          --           $ --
    $19.88               50           7.9       $19.88          --           $ --
    $20.00               70           7.3       $20.00          --           $ --
    $23.50               40           8.7       $23.50          --           $ --
    $26.58               30           8.0       $26.58          --           $ --
    $29.21               80           8.4       $29.21          --           $ --
    $30.76               75           8.1       $30.76          --           $ --
                      -----                                    ---
          Total       1,588           8.9       $19.56          --           $ --
                      =====                                    ===

     2000 Stock Option Plan. The Company's 2000 Stock Option Plan (the "2000 Plan") permits the granting of incentive stock options to purchase up to 4.0 million shares of the Company's common stock to certain employees of the Company at not less than the fair market value at the time the options are granted. All options granted under the 2000 Plan expire if not exercised by a fixed expiration date, which is no later than the tenth anniversary of their grant date.

     Transactions related to the 2000 Plan are summarized as follows (in thousands):

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                              ------    --------
Outstanding at January 1, 2000..............................     --      $   --
  Granted...................................................  1,081      $ 6.85
  Exercised.................................................     --      $   --
  Expired or terminated.....................................    (16)     $13.46
                                                              -----
Outstanding at December 31, 2000............................  1,065      $ 6.75
                                                              =====
  Exercisable: None
Options available for future grant..........................  2,935
                                                              =====

     The following table further summarizes information about the 2000 Stock Option Plan at December 31, 2000:

                      NUMBER       WEIGHTED    WEIGHTED       NUMBER       WEIGHTED
                   OUTSTANDING      AVERAGE    AVERAGE     EXERCISABLE     AVERAGE
    RANGE OF            AT         REMAINING   EXERCISE         AT         EXERCISE
EXERCISE PRICES   DEC. 31, 2000      LIFE       PRICE     DEC. 31, 2000     PRICE
----------------  --------------   ---------   --------   --------------   --------
                  (IN THOUSANDS)                          (IN THOUSANDS)
$ 4.05                  715           9.8       $ 4.05          --           $ --
$ 4.32 to $ 5.94         65           9.9       $ 4.95          --           $ --
$11.28 to $14.31        271           9.6       $13.68          --           $ --
$17.68 to $20.17         14           9.4       $18.92          --           $ --
                      -----                                    ---
          Total       1,065           9.8       $ 6.75          --           $ --
                      =====                                    ===

                        SYKES ENTERPRISES, INCORPORATED

     Employee Stock Purchase Plan. Sykes' Employee Stock Purchase Plan (the "ESPP") allows eligible employee participants to purchase shares of the Company's common stock at a discount through payroll deductions. The ESPP, which qualifies under Code Section 423 of the Internal Revenue Code of 1986, was adopted by the Company's Board of Directors on April 1, 1999 and approved by the shareholders. Pursuant to the ESPP, Sykes reserved 1.0 million shares of its common stock for issuance.

     Under the ESPP, eligible employees may purchase the Company common stock at 87.5% of the market price on the last day of the offering period. The maximum each employee may purchase within an offering period shall not exceed $6.25 thousand in market value of Company common stock. The Company will typically have four three-month offering periods each year.

     The weighted average fair value share price of the purchase rights granted under the ESPP during the year ended December 31, 2000 was $7.29. For the years ended December 31, 2000 and 1999, 85 thousand and 16 thousand, respectively, of such shares were purchased and 899 thousand shares remain available for future issuance.

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Therefore, no compensation expense has been recognized for stock options granted at fair market value under its plans.

     If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts as follows (in thousands except per share amounts):

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2000      1999      1998
                                                            -------   -------   -------
Net income as reported....................................  $45,638   $21,902   $ 2,442
Pro forma net income (loss) as prescribed by SFAS 123.....  $40,580   $14,459   $(3,339)
Net income per diluted share as reported..................  $  1.10   $  0.51   $  0.06
Pro forma net income (loss) per diluted share as
  prescribed by SFAS 123..................................  $  0.97   $  0.34   $ (0.08)

     The pro forma amounts were determined using the Black-Scholes valuation model with the following key assumptions: (i) a discount rate of 6.2 percent for 2000, a discount rate of 6.1 percent for 1999, and a discount rate of 6.0 percent for 1998; (ii) a volatility factor of 82.67 percent based upon the average trading price of the Company's common stock since it began trading on the Nasdaq National Market; (iii) no dividend yield; and (iv) an average expected option life of five years (three years for the ESPP) for 2000 and an average expected option life of four years (two years for the ESPP) for 1999 and 1998. In addition, the pro forma amount for 2000 and 1999 includes approximately $189 thousand and $88 thousand, respectively, related to purchase discounts offered under the ESPP (none for 1998).

NOTE 18.  SEGMENTS AND GEOGRAPHIC INFORMATION

     On June 13, 2000, the Company announced its initiatives to strategically focus its operations into two business segments entitled Business Services and Business Solutions. These segments are consistent with the Company's management of these businesses and generally reflect its financial reporting structure and operating focus. The Business Services group represents approximately 91% of the Company's consolidated revenue for 2000 and is comprised of the Company's technical and customer support and distribution and fulfillment segments. These services are delivered through multiple communication channels encompassing phone, e-mail, web, and chat. The Business Solutions group, which represents approximately 9% of the Company's consolidated revenue for 2000, provides professional services in e-commerce and customer

                        SYKES ENTERPRISES, INCORPORATED
relationship management (CRM) with a focus on business strategy development, project management, business process redesign, change management, knowledge management, education, training and web development.

     The following table presents information about the Company's reportable segments, as revised to reflect the change from a single segment in 1999 and 1998 to two (2) segments (in thousands):

                                                                                         CONSOLIDATED
                                  BUSINESS SERVICES(2)   BUSINESS SOLUTIONS   OTHER(1)      TOTAL
                                  --------------------   ------------------   --------   ------------
For the Year Ended December 31,
  2000:
  Revenue.......................        $550,920              $52,686         $     --     $603,606
  Depreciation and
     amortization...............        $ 35,828              $ 1,001         $     --     $ 36,829
  Income (loss) from operations,
     before compensation expense
     associated with exercise of
     options and restructuring
     and other charges..........        $ 26,522              $  (526)        $     --     $ 25,996
  Compensation expense
     associated with exercise of
     options....................                                                (7,836)      (7,836)
  Restructuring and other
     charges....................                                               (30,468)     (30,468)
  Other income (expense)........                                                81,205       81,205
  Provision for income taxes....                                               (21,191)     (21,191)
  Cumulative effect of change in
     accounting principle.......                                                (2,068)      (2,068)
                                                                                           --------
          Net income............                                                           $ 45,638
                                                                                           ========
For the Year Ended December 31,
  1999:
  Revenue.......................        $521,967              $50,775         $     --     $572,742
  Depreciation and
     amortization...............        $ 34,609              $   729         $     --     $ 35,338
  Income (loss) from operations,
     before impairment of
     long-lived assets..........        $ 46,618              $(1,370)        $     --     $ 45,248
  Impairment of long-lived
     assets.....................                                                (5,979)      (5,979)
  Other income (expense)........                                                (3,517)      (3,517)
  Provision for income taxes....                                               (13,850)     (13,850)
                                                                                           --------
          Net income............                                                           $ 21,902
                                                                                           ========

                        SYKES ENTERPRISES, INCORPORATED

                                                                                         CONSOLIDATED
                                  BUSINESS SERVICES(2)   BUSINESS SOLUTIONS   OTHER(1)      TOTAL
                                  --------------------   ------------------   --------   ------------
For the Year Ended December 31,
  1998:
  Revenue.......................        $388,746              $71,356         $     --     $460,102
  Depreciation and
     amortization...............        $ 20,972              $   859         $     --     $ 21,831
  Income from operations, before
     acquired in-process
     research and development...        $ 43,748              $ 3,393         $     --     $ 47,141
  Acquired in-process research
     and development............                                               (14,469)     (14,469)
  Other income (expense)........                                               (12,270)     (12,270)
  Provision for income taxes....                                               (17,960)     (17,960)
                                                                                           --------
          Net income............                                                           $  2,442
                                                                                           ========

---------------

(1) Other items are shown for purposes of reconciling to the Company's consolidated totals as shown in the table above for the three years ended December 31, 2000. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. Inter-segment revenues are not material to the Business Services and Business Solutions segment results. Total assets are not disclosed since they are not identified and reported by segment to the Company's management.
(2) Business Services revenue includes $35.7 million, $73.0 million and $26.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, from SHPS, Incorporated, a previously wholly-owned subsidiary of the Company, which was sold in June 2000.

     No single customer accounted for 10% of consolidated revenues for the years ended December 31, 2000, 1999, and 1998.

     Information about the Company's operations by geographic location is as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
Revenue:
  Americas.............................................  $390,268   $391,341   $295,729
  International........................................   213,338    181,401    164,373
                                                         --------   --------   --------
                                                         $603,606   $572,742   $460,102
                                                         ========   ========   ========
Income before provision for income taxes:
  Americas.............................................  $ 56,087   $ 21,325   $  6,506
  International........................................    12,810     14,427     13,896
                                                         --------   --------   --------
                                                         $ 68,897   $ 35,752   $ 20,402
                                                         ========   ========   ========
Total assets:
  Americas.............................................  $221,133   $300,755   $259,542
  International........................................   136,211    118,641    102,256
                                                         --------   --------   --------
                                                         $357,344   $419,396   $361,798
                                                         ========   ========   ========

NOTE 19.  RELATED PARTY TRANSACTIONS

     During 2000, the Company terminated its ten-year operating lease agreement with the Company's Chairman (and majority shareholder) for its corporate aircraft and paid a lease termination fee of $3.5 million. This lease termination payment is included in restructuring and other charges in the accompanying

                        SYKES ENTERPRISES, INCORPORATED

Consolidated Statement of Income for the year ended December 31, 2000. After the lease termination, the Company paid the Chairman (and majority shareholder) $213 thousand for the use of the corporate aircraft in 2000. The lease expense for each of the years ended December 31, 2000, 1999 and 1998, exclusive of lease termination payments, was $0.3 million, $0.6 million, and $0.6 million, respectively.

     During the period from September 1, 2000 through December 31, 2000, the Company also paid a company, in which the Chairman (and majority shareholder) has an 80% equity interest, $247 thousand for management and site development services.

     A member of the board of directors of the Company received broker commissions from the Company's 401(k) investment firm of $25 thousand for each of the years ended December 31, 2000, 1999, and 1998, respectively, and insurance commissions for the placement of the Company's various corporate insurance programs of $75 thousand for each of the years ended December 31, 2000 and 1999, respectively (none in 1998).